Subject to Completion, ~~May 22~~September 6, 2017

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

VIVALDI OPPORTUNITIES FUND

PROSPECTUS

[________], 2017

The Vivaldi Opportunities Fund (the "Fund") is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. Vivaldi Asset Management, LLC serves as the investment adviser (the "Investment Manager") of the Fund. The Investment Manager is an investment adviser registered with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended. The Fund intends to qualify and elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").

The investment objective of the Fund is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. A fund seeking positive "absolute return" aims to earn a positive total return over a ~~reasonable~~multi-year period of time regardless of market conditions or general market direction. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a "multi-manager" approach whereby the Fund's assets are allocated to one or more sub-advisers, in percentages determined at the discretion of the Investment Manager. **The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment (see "PRINCIPAL RISK FACTORS" BEGINNING ON PAGE ~~16~~13).**

This prospectus (the "Prospectus") applies to the offering of shares of common stock ("Shares") of the Fund. The Shares will be offered during an initial public offering period at the initial offering price of $~~[ ]~~15.00 per Share, plus any applicable fees, and in a continuous offering thereafter at the Fund's current net asset value per Share, plus any applicable fees. The Shares will generally be offered for purchase on any business day, which is any day the New York Stock Exchange is open for business, in each case subject to any applicable fees, as described herein. As this is the Fund's initial public offering, there has been no historical valuation of our common stock. The Fund has registered $~~1,000,000~~75,000,000 for sale under the registration statement to which this Prospectus relates. No holder of Shares (each a "Shareholder") will have the right to require the Fund to redeem its Shares.

This Prospectus concisely provides information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund's statement of additional information (the "SAI"), dated [______], 2017, has been filed with the SEC. While the Fund does not maintain a website, you may request a free copy of this Prospectus, the SAI, annual and semi-annual reports, when available, and other information about the Fund, and make inquiries without charge by writing to the Fund, c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212, or by calling the Fund toll-free at ~~[ ]~~1-877-779-1999. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page ~~52~~40 of this Prospectus. You may also obtain copies of the SAI, and the annual and semi-annual reports of the Fund, when available, as well as other information about the Fund on the SEC's website (www.sec.gov). The address of the SEC's internet site is provided solely for the information of prospective investors and is not intended to be an active link.

Shares are an illiquid investment.

- The Fund is organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, the Shares will not be redeemable at an investor's option and, unlike traditional listed closed-end funds, the Shares will not initially be listed on any securities exchange. **Therefore, investors should not expect to be able to sell their Shares regardless of how the Fund performs.**
- **Although the Fund intends to list the Shares on a securities exchange upon meeting applicable quantitative and qualitative listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time. Although the Fund intends to seek listing as soon as it is able, it cannot reasonably provide how long that process will take, given that various factors and determinations involved in the listing process remain outside of its control.**

- The Fund is designed for long-term investors and an investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. **An investment in the Shares is not suitable for investors who might need access to the money they invest in the foreseeable future.**

The Fund has no operating history and the Shares have no history of public trading. The Fund does not expect a secondary market in the Shares to develop unless the Shares are listed on a securities exchange, if at all. Accordingly, the Fund may not be suitable for investors who cannot bear the risk of loss of all or part of their investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. If an investor is unable to sell his or her Shares, he or she will be unable to reduce his or her exposure during any market downturn. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment (see "NON-LISTED CLOSED-END FUND" ON PAGE ~~36~~24 and "INVESTOR SUITABILITY ON PAGE ~~39~~27").

~~The~~Following the initial offering of Shares, upon meeting applicable listing eligibility requirements, the Fund ~~currently~~ intends to list the Shares on a national securities exchange ~~upon meeting applicable listing eligibility requirements~~. Both the New York Stock Exchange and the Nasdaq Stock Market require closed-end investment companies to meet certain thresholds, such as the number of round lot holders and aggregate market value of publicly-held shares, to be eligible for listing. Once an investment company meets the required thresholds, it must complete an application, pay an application fee, and make certain undertakings to be listed. The Fund believes that the largest impediment to listing the Shares on an exchange will be meeting the minimum aggregate market value of publicly-held shares. If the Fund lists the Shares on a securities exchange, there can be no assurance that a secondary market will develop for the Shares. Because shares of listed closed-end funds frequently trade at a discount to net asset value, even if investors are able to sell their Shares, they may receive less than their purchase price and the then current net asset value per Share. This risk is separate and distinct from the risk that the Fund's net asset value will decline. If the Fund is unable to list the Shares on a securities exchange, it may in its sole discretion, but is not required to, seek to complete some other form of "Liquidity Event" intended to provide liquidity for the Shareholders. See "OPTIONAL LIQUIDITY EVENT"

Total Offering

Total Offering Amount (1)	$~~1,000,000~~75,000,000
Proceeds to the Fund (Before Expenses)(2)	$~~1,000,000~~75,000,000

(1) Foreside Fund Services, LLC (the "Distributor") acts as the principal underwriter of the Fund's Shares on a best-efforts basis. The Shares are being offered through the Distributor and may also be offered through other brokers or dealers that have entered into selling agreements with the Distributor. The ~~Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager's and/or affiliates' own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant in amount and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. See "DISTRIBUTOR." The~~ minimum initial investment in the Fund by any investor is $1,500. However, the Fund, in its sole discretion, may accept investments below this minimum. The Shares will be offered during an initial public offering period at the initial offering price of $~~[ ]~~15 per Share, plus any applicable fees, and in a continuous offering thereafter at the Fund's current net asset value per Share, plus any applicable fees. Pending the closing of the initial public offering, funds received from prospective investors will be placed in ~~an~~a non-interest-bearing escrow account with UMB Bank, N.A., the Fund's escrow agent. On the date of any closing, the balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. ~~Any interest earned on escrowed amounts will be credited to the Fund.~~ See "Fund Summary - The Offering."

(2) The Fund's initial offering expenses are described under "FUND FEES AND EXPENSES" below.

Neither the SEC nor any state securities commission has determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus and the SAI as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

~~89619002.1~~

THE FUND'S PRINCIPAL UNDERWRITER IS FORESIDE FUND SERVICES, LLC.

The date of this Prospectus [_____], 2017

TABLE OF CONTENTS

	Page
FUND SUMMARY	4
FUND FEES AND EXPENSES	9
FINANCIAL HIGHLIGHTS	10
USE OF PROCEEDS	10
INVESTMENT OBJECTIVE AND STRATEGIES	10
PRINCIPAL RISK FACTORS	~~16~~13
NON-LISTED CLOSED-END FUND	~~37~~24
MANAGEMENT OF THE FUND	~~37~~24
INVESTMENT MANAGEMENT FEE	~~39~~27
INVESTOR SUITABILITY	~~39~~27
DISTRIBUTOR	~~39~~28
ADMINISTRATION	~~40~~29
CUSTODIAN	~~41~~29
FUND EXPENSES	~~41~~30
VOTING	~~42~~30
CONFLICTS OF INTEREST	~~42~~30
OUTSTANDING SECURITIES	~~43~~31
OPTIONAL LIQUIDITY EVENT	~~43~~31
TRANSFERS OF SHARES	~~43~~31
ANTI-MONEY LAUNDERING	~~43~~32
CREDIT FACILITY	~~44~~32
CALCULATION OF NET ASSET VALUE	~~44~~32
TAXES	~~45~~34
ERISA AND CODE CONSIDERATIONS	~~49~~37
PURCHASING SHARES	~~50~~38
TERM, DISSOLUTION AND LIQUIDATION	~~50~~39
REPORTS TO SHAREHOLDERS	~~50~~39
FISCAL YEAR	~~50~~39
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL	~~50~~39
INQUIRIES	~~51~~39
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	~~52~~40

FUND SUMMARY

This is only a summary and does not contain all of the information that investors should consider before investing in the Fund. Investors should review the more detailed information appearing elsewhere in this Prospectus and SAI, especially the information set forth under the heading "Principal Risk Factors."

The Fund and the Shares	The Vivaldi Opportunities Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and organized as a Maryland corporation on March 29, 2017. Vivaldi Asset Management, LLC serves as the investment adviser (the "Investment Manager") of the Fund. The Investment Manager provides day-to-day investment management services to the Fund. The Fund is non-diversified, which means that under the Investment Company Act, it is not limited in the percentage of its assets that it may invest in any single issuer of securities. The Fund is an appropriate investment only for those investors who can tolerate a high degree of risk and do not require a liquid investment.
	The Fund intends to satisfy the diversification requirements necessary to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, which generally requires that, at the end of each quarter: (1) at least 50% of the Fund's total assets are invested in (i) cash and cash items (including receivables), Federal Government securities and securities of other regulated investment companies; and (ii) securities of separate issuers, each of which amounts to no more than 5% of the Fund's total assets (and no more than 10% of the issuer's outstanding voting shares), and (2) no more than 25% of the Fund's total assets are invested in (i) securities (other than Federal Government securities or the securities of other regulated investment companies) of any one issuer; (ii) the securities (other than the securities of other regulated investment companies) of two or more issuers which the taxpayer controls and which are engaged in the same or similar trades or businesses; or (iii) the securities of one or more qualified publicly traded partnerships.
Investment Objective and Strategies	The Fund's investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a "multi-manager" approach whereby the Fund's assets are allocated amongst the Investment Manager and one or more sub-advisers (each, a "Sub-Adviser" and together, the "Sub-Advisers"), in percentages determined at the discretion of the Investment Manager. The Investment Manager and Sub-Advisers implement both fundamentally and technically driven strategies. The allocation amongst these strategies will vary over time in response to changing market opportunities. These strategies may include, without limitation, ~~,~~ opportunistic equity and fixed income, multi-strategy fixed income~~,~~ and arbitrage ~~and marketplace lending~~ strategies that invest in different asset classes, securities and derivative instruments. There is no limit on the duration, maturity or credit quality of any investment in the Fund's portfolio ~~(notwithstanding the Fund's fundamental policy prohibiting investments in Marketplace Loans (as defined herein) of subprime quality, as determined at the time of the investment)~~. The Fund may invest in sub-investment grade debt securities or "junk" debt securities and non-rated debt securities. These investments could constitute a material percentage of the Fund's holdings at any given point in time. Together with other illiquid or not readily marketable securities, the Fund will not invest more than 15% of its net assets in junk

debt securities and non-rated debt securities that are illiquid. The Fund may leverage its investments by "borrowing." The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. When the Fund is engaged in borrowing, the amount of fees paid to the Investment Manager for management services will be higher than if the Fund did not engage in borrowing because fees are calculated based on the Fund's Managed Assets, which include assets purchased with leverage. The Fund does not expect to engage in borrowing during its first year of operation. The Fund may invest directly in foreign securities, including those from emerging markets. The Fund's allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities. The Fund may invest a material portion of its assets in foreign securities. It is not anticipated that investments in emerging markets will constitute a significant portion of the Fund's investments. There can be no assurance that the Fund will achieve its investment objective.

The Investment Manager and Sub-Advisers

As Investment Manager, Vivaldi Asset Management, LLC provides day-to-day investment management services to the Fund, including selecting Sub-Advisers and determining the amount of the Fund's assets to allocate to each Sub-Adviser. Its principal place of business is located at 225 W. Wacker Drive, Suite 2100, Chicago, Illinois 60606. The Investment Manager is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). As of ~~December~~March 31, ~~2016, approximately $1.55 billion of assets were under the management of~~2017, the Investment Manager ha~~n~~d ~~its affiliates~~approximately $735 million of assets under management.

Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund's assets allocated to it by the Investment Manager. Currently, RiverNorth Capital Management, LLC and Angel Oak Capital Advisors, LLC serve as Sub-Advisers to the Fund. See "Management of the Fund."

The Administrator

The Fund has retained UMB Fund Services, Inc. (the "Administrator") to provide it with certain administrative services, including performing all actions related to the issuance and any repurchase of Shares of the Fund. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses. See "*Fees and Expenses*" below.

Fees and Expenses

The Fund bears its own operating expenses (including, without limitation, its offering expenses not paid by the Investment Manager). A more detailed discussion of the Fund's expenses can be found under "*FUND FEES AND EXPENSES.*"

Investment Management Fee. The Fund has agreed to pay the Investment Manager a management fee payable on a monthly basis at the annual rate of 1.40% of the Fund's average daily Managed Assets (as defined below) for the services and facilities it provides. Pursuant to a separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay RiverNorth Capital Management, LLC a sub-advisory fee payable on a monthly basis at the annual rate of ~~[ ]~~1.00% of its portion of the Fund's average daily Managed Assets for the services it provides. Pursuant to a

separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay Angel Oak Capital Advisors, LLC a sub-advisory fee payable on a monthly basis at the annual rate of [~~ ~~]0.80% of its portion of the Fund's average daily Managed Assets for the services it provides. "Managed Assets" means the total assets of the Fund, including leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding). As a result, the Investment Manager and the Sub-Advisers are paid more if the Fund uses leverage, which creates a conflict of interest for the Investment Manager and the Sub-Advisers. The Investment Manager and the Sub-Advisers will seek to manage that potential conflict by utilizing leverage only when they determine such action is in the best interests of the Fund. For more information on fees and expenses, see "*FUND FEES AND EXPENSES*" and "*INVESTMENT MANAGEMENT FEE*."

Administration Fee. The Fund pays the Administrator ~~a minimum monthly administration fee of $2,500, or $30,000 on an annualized basis (the "Administration Fees"). The Administration Fees are paid to~~an annual fee of 0.06% of the Fund's net assets. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee of $75,000 paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator ~~out of the assets of the Fund, and therefore decrease the net profits or increase the net losses of the Fund~~. This fee structure generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and record keeping, and custody administration services provided by UMB Fund Services, Inc. or its affiliates. The Fund also reimburses the Administrator for certain out-of-pocket expenses ~~and pays the Administrator a fee for transfer agency services~~. See "*ADMINISTRATION.*"

The Offering	The minimum initial investment in the Fund by any investor is $1,500 and the minimum additional investment in the Fund by any Shareholder is $500. However, the Fund, in its sole discretion, may accept investments below these minimums.

This prospectus ("Prospectus") applies to the offering of shares of common stock ("Shares") of the Fund. The Shares will be offered during an initial public offering period at the initial offering price of $[~~ ~~]15 per Share, plus any applicable fees, and in a continuous offering thereafter at the Fund's current net asset value per Share, plus any applicable fees.. Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board of Directors of the Fund (the "Board") in its sole discretion. Once a prospective investor's purchase order is received, a confirmation is sent to the investor. Potential investors should send subscription funds by wire transfer pursuant to instructions provided to them by the Fund. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors.

A prospective investor must submit a completed investor application on or prior to the acceptance date set by the Fund. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board's discretion.

Pending acceptance by the Fund, funds received from prospective investors

may be placed in ~~an~~a non-interest-bearing escrow account with UMB Bank, n.a., the Fund's escrow agent. The balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. ~~Any interest earned with respect to such escrow~~Unless otherwise required by applicable law, any a~~cc~~mount ~~will be paid to~~received in advance of a purchase ultimately rejected by the Fund ~~and allocated pro rata among Shareholders~~will be returned to the prospective investor.

Your financial intermediary may impose charges when you purchase Shares of the Fund.

Distribution Policy

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each Shareholder whose Shares are registered in its own name will automatically be a participant under the Fund's dividend reinvestment program (the "DRIP") and have all income dividends and/or capital gains distributions automatically reinvested in Shares priced at the then-current NAV unless such Shareholder, at any time, specifically elects to receive income dividends and/or capital gains distributions in cash. A Shareholder receiving Shares under the DRIP instead of cash distributions may still owe taxes and, because Fund Shares are generally illiquid, may need other sources of funds to pay any taxes due. The Fund reserves the right to cap the aggregate amount of any income dividends and/or capital gain distributions that are made in cash (rather than being reinvested) at a total amount of not less than 20% of the total amount distributed to Shareholders. In the event that Shareholders submit elections in aggregate to receive more than the cap amount of such a distribution in cash, any such cap amount will be pro-rated among those electing Shareholders. Inquiries concerning income dividends and/or capital gains distributions should be directed to the Fund's Administrator, UMB Fund Services, Inc. at (877) 779-1999 or 235 West Galena Street, Milwaukee, WI 53212.

Non-Listed Closed-End Fund

The Fund is organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, the Shares will not be redeemable at an investor's option and, unlike traditional listed closed-end funds, the Shares will not initially be listed on any securities exchange. Therefore, investors should not expect to be able to sell their Shares regardless of how the Fund performs. Although the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time. The Fund is designed for long-term investors and an investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. An investment in the Shares is not suitable for investors who might need access to the money they invest in the foreseeable future. The Fund does not expect a secondary market in the Shares to develop unless the Shares are listed on a securities exchange, if at all. There can be no assurance that the Fund will be able to meet the listing eligibility requirements of a securities exchange or that trading on a securities exchange will create sufficient liquidity for investors in the Shares. Accordingly, the Fund may not be suitable for investors who cannot bear the risk of loss of all or part of their investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. The Shares are

appropriate only for those investors who can tolerate risk and do not require a liquid investment. See "*NON-LISTED CLOSED-END FUND*" and "*INVESTOR SUITABILITY.*"

Optional Liquidity Event	The Fund currently intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements. If the Fund is unable to list the Shares on a securities exchange, it may in its sole discretion, but is not required to, seek to complete some other form of "Liquidity Event" intended to provide liquidity for the holders of the Shares (the "Shareholders"). A "Liquidity Event" could include (i) a merger or other transaction approved by the Board of Directors in which Shareholders receive cash or shares of a publicly traded company, (ii) the sale of all or substantially all of the Fund's assets followed by a distribution of proceeds to Shareholders in liquidation of the Fund, (iii) converting to an "interval" fund pursuant to Rule 23c-3 under the 1940Investment Company Act by adopting a fundamental policy to conduct quarterly repurchases in accordance with the requirements of such rule, or (iv) conducting a one time or recurring tender offer to repurchase up to 100% of the outstanding Shares, in the aggregate, at a price equal to the then current net asset value per Share, or a percentage of the then current net asset value per Share. See "*OPTIONAL LIQUIDITY EVENT.*"
Risk Factors	The Fund is subject to substantial risks — including market risks and strategy risks. The Fund will also be subject to the risks associated with the investment strategies employed by the Investment Manager and Sub-Advisers, which may include merger arbitrage and special situations risks, equity securities risks, derivative risks, and non-U.S. securities risks. While the Investment Manager and Sub-Advisers will attempt to moderate any risks, there can be no assurance that the Fund's investment activities will be successful or that the investors will not suffer losses. There may also be certain conflicts of interest relevant to the management of the Fund, arising out of, among other things, activities of the Investment Manager and the Sub-Advisers and their affiliates and employees with respect to the management of accounts for other clients as well as the investment of proprietary assets. Prospective investors should review carefully the "*PRINCIPAL RISK FACTORS*" section of this Prospectus. An investment in the Fund should only be made by investors who understand the risks involved and who are able to withstand the loss of the entire amount invested.
	Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. Past results of the Investment Manager, its principals, and the Fund are not indicative of future results. See "*PRINCIPAL RISK FACTORS.*"
Summary of Taxation	The Fund has elected to be treated and qualify as a regulated investment company (a "RIC") for federal income tax purposes. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that when it is a RIC, it distributes out all of its income and gains each year. See "*TAXES.*"

FUND FEES AND EXPENSES

The following tables describe the aggregate fees and expenses that the Fund expects to incur and that the Shareholders can expect to bear, either directly or indirectly, through the Fund's investments.

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)(1)

Management Fee (2)	[1.40%]
Dividend and Interest Expense on Short Sales (3)	[0.80%]
Acquired Fund Fees and Expenses (3)	[0.11%]
Other Expenses (3)	0.35%
Total Annual Expenses	[2.66%]
~~Net Annual Expenses~~	[%]

(1) This table summarizes the expenses of the Fund and is designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. For purposes of determining net assets in fee table calculations, derivatives are valued at market value.

(2) For its provision of advisory services to the Fund, the Investment Manager receives an annual Management Fee, payable monthly in arrears, equal to 1.40% of the Fund's average daily Managed Assets. The Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders.

(3) "Other Expenses" (as defined below), Dividend and Interest Expense on Short Sales and Acquired Fund Fees and Expenses represent estimated amounts for the current fiscal year.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. "Other Expenses," as shown above, is an estimate based on anticipated investments in the Fund and anticipated expenses for the current fiscal year of the Fund's operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian. For a more complete description of the various fees and expenses of the Fund, see *"INVESTMENT MANAGEMENT FEE," "ADMINISTRATION," "FUND EXPENSES,"* and *"PURCHASING SHARES."*

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the Securities and Exchange Commission (the "SEC") applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.

EXAMPLE

You Would Pay the Following Expenses Based on a $1,000
Investment in the Fund, Assuming a 5% Annual Return:

1 Year	3 Years	5 Years	10 Years
[$]27	[$]83	[$]141	[$]299

The example is based on the annual fees and expenses set out in the table above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. A greater rate of return than that used in the example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

Because the Fund has no performance history as of the date of this Prospectus, there are no financial highlights for the Fund.

USE OF PROCEEDS

The proceeds from the sale of Shares, not including the amount the Fund's fees and expenses (including, without limitation, offering expenses not paid by the Investment Manager), will be invested by the Fund in accordance with the Fund's investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. See "*PURCHASING SHARES—Purchase Terms*." Delays in investing the Fund's assets may occur, for example, because of the time required to complete certain transactions, but any such delay will not exceed three months after the receipt of funds.

Pending the investment of the proceeds of any offering or any other available funds pursuant to the Fund's investment objective and strategies, a portion of such amounts, which may include a substantial portion of the proceeds of an offering, may be invested in short-term debt securities or money market funds. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

INVESTMENT OBJECTIVE

The Fund's investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed income indices. The Fund uses a "multi-manager" approach whereby the Fund's assets are allocated amongst the Investment Manager and one or more sub-advisers, in percentages determined at the discretion of the Investment Manager. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS

The Investment Manager seeks to achieve the Fund's investment objective by delegating the management of a portion of Fund assets to a group of experienced investment managers that utilize a variety of investment strategies and styles (the "Sub-Advisers") and may manage a portion of the Fund's assets directly. The Investment Manager maintains primary responsibility for allocating Fund assets to the Sub-Advisers and from time to time will select and determine the percentage of Fund assets to allocate to each Sub-Adviser. While the Investment Manager delegates a portion of the day-to-day management of the Fund's assets to a combination of Sub-Advisers, the Investment Manager retains overall supervisory responsibility for the general management and investment of the Fund's securities portfolio. The Investment Manager may exercise its discretion to manage a portion of Fund assets directly to hedge or to modify the Fund's exposure to a particular investment or market-related risk created by a Sub-Adviser, to invest the Fund's assets pending allocation to a Sub-Adviser, or to establish positions in securities and strategies it deems appropriate for meeting the Fund's investment objective. The Investment Manager may, from time to time, reallocate the Fund's assets among itself and the Sub-Advisers.

The Investment Manager and Sub-Advisers implement both fundamentally and technically driven strategies. The allocation amongst these strategies will vary over time in response to changing market opportunities. These strategies may include, without limitation, opportunistic equity and fixed income, multi-strategy fixed income, and arbitrage, and marketplace lending strategies that invest in different asset classes, securities, and derivative instruments, as discussed below. These strategies seek to target attractive absolute returns. These strategies may exhibit different degrees of volatility, as well as changes in relative value, currency, and interest rate markets. The Investment Manager and Sub-Advisers seek to have diversifying characteristics including lower correlation to market risk factors than traditional equity and fixed income strategies.

- Opportunistic: The Investment Manager and Sub-Advisers can invest globally, long or short, in stocks of companies of any size or market capitalization, and/or in government and corporate bonds and other fixed income securities. They may also invest in derivatives either to manage risk or to enhance return. The Investment Manager and Sub-Advisers may employ a bottom-up analysis for individual security selection, and/or a top-down approach to capital allocation amongst various asset classes, while employing risk management strategies designed to mitigate downside risk.

- Closed-End Fund Arbitrage: The Investment Manager and Sub-Advisers may seek to derive value from the discount and premium spreads associated with closed-end funds, which involves investments in closed-end funds, open-end funds, exchange-traded funds and business development companies.

- Merger Arbitrage: The Investment Manager and Sub-Advisers may seek to generate returns by transacting in the stock of companies involved in significant corporate events, such as mergers and acquisitions, to capitalize on potential arbitrage opportunities. This strategy may involve investments in publicly-traded common stock and preferred stock of such companies as well as short sales involving the stock of certain such companies and the use of derivative transactions, such as options, index futures, forwards and swaps, for hedging purposes.

- Convertible/Credit Arbitrage: The Investment Manager and Sub-Advisers may seek to profit from perceived pricing inefficiencies between a convertible security and its underlying stock, mispricing of a convertible security relative to other securities in an issuer's capital structure, and potential opportunities as a result of significant corporate events, such as mergers, acquisitions, reorganizations, covenant violations or balance sheet restructurings.

- Multi-Strategy Fixed Income: Under this strategy the Fund may invest in asset-backed fixed income securities, including securities backed by assets such as credit card receivables, student loans, automobile loans, residential and commercial real estate and other forms of securitized debt. The Fund's allocation of its assets into various asset classes within the asset-backed fixed income market will depend on the views of the Investment Manager and Sub-Advisers as to the best value relative to what is currently presented in the market place. Certain of the Fund's portfolio managers lead a team of sector specialists responsible for researching opportunities within their sector and making recommendations to those portfolio managers. In selecting investments, the Investment Manager and Sub-Advisers may consider maturity, yield and ratings information and opportunities for price appreciation among other criteria. The Investment Manager and Sub-Advisers may sell investments if it is determined that any of the mentioned factors have changed materially from the initial analysis or that other factors indicate that an investment is no longer earning a return commensurate with its risk. From time to time, the Fund may allocate a portion of its assets so as to focus on particular types of asset-backed fixed income securities. Under the Multi-Strategy Fixed Income strategy, the Investment Manager and Sub-Advisers analyze a variety of additional factors when selecting investments for the Fund, such as collateral quality, credit support, structure and market conditions. The Investment Manager and Sub-Advisers attempt to diversify risks that arise from position sizes, geography, ratings, duration, deal structure and collateral values. The Investment Manager and Sub-Advisers will also seek to invest in securities that have relatively low volatility. The Investment Manager and Sub-Advisers seek to limit risk of principal by targeting assets that they consider undervalued.

- Marketplace Lending: The Investment Manager and the Sub-Advisers may also invest, directly or indirectly, in marketplace lending investments. The Fund's marketplace lending investments may be made through a combination of: (i) investing in loans to consumers, small- and mid-sized companies ("SMEs") and other borrowers, including borrowers of student loans, originated through online platforms (or an affiliate) that provide a marketplace for lending ("Marketplace Loans") through purchases of whole loans (either individually or in aggregations); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform ("Pass-Through Notes"); (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans, (v) acquiring an equity interest in a marketplace lending platform (or an affiliate); and (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate) (the foregoing listed investments are collectively referred to herein as the "Marketplace Lending Instruments").

The Fund invests in a wide range of U.S. and non-U.S. publicly traded and privately issued or negotiated securities (securities for which the price is negotiated between private parties) including, but not limited to, equity securities, fixed-income securities, currencies and derivatives. The Fund may invest directly in foreign securities, including those from emerging markets. The Fund's allocation to these various security types, various asset classes and various market types will vary over time in response to changing market opportunities. The Fund may invest a material portion of its assets in foreign securities. It is not anticipated that investments in emerging markets will constitute a significant portion of the Fund's investments.

The Fund may also invest in collateralized loan obligations ("CLOs"), which are backed by a pool of corporate debt. CLOs are similar to collateralized mortgage obligations ("CMOs"), but differ as to the type of underlying loan. The Fund may invest in non-agency, residential mortgage-backed securities ("RMBS"). Residential mortgage loans are generally classified into three categories based on the risk profile of the borrower and the property: (i) Prime, (ii) Alternative-A ("Alt-A"), and (iii) Subprime. Prime residential mortgage loans are extended to borrowers who represent a relatively low risk profile through a strong credit history. Subprime loans are made to borrowers who display poor credit histories and other characteristics that correlate with a higher default risk. Alt-A loans are made to borrowers whose risk profile falls between Prime and Subprime. When selecting RMBS investments for the Fund under the Multi-Strategy Fixed Income strategy, the Investment Manager and Sub-Advisers intend to focus on RMBS that are collateralized by pools of Prime or Alt-A mortgages and that are seasoned (i.e., have a history of timely payments). (These securities are also known as CMOs).

Prime mortgage loans may be either "agency" or "non-agency." Agency loans have balances that fall within the limits set by the Federal Housing Finance Agency ("FHFA") and qualify as collateral for securities that are issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Non-agency loans have balances that may or may not fall within the limits set by FHFA and do not qualify as collateral for securities that are issued by Ginnie Mae, Fannie Mae or Freddie Mac, and are sponsored by private companies other than government sponsored enterprises (sometimes referred to as "private label paper").

The Fund may also invest in the securities of other investment companies.

For either investment or hedging purposes, certain Sub-Advisers may invest substantially in a broad range of derivative instruments, including structured products, swaps (including credit default swaps), futures and forward contracts, and options.. The Sub-Advisers may be highly dependent on the use of futures and other derivative instruments, and to the extent that they become unavailable, this may limit a Sub-Adviser from fully implementing its investment strategy. Such derivatives may trade over-the-counter or on an exchange and may principally be used for one or more of the following purposes: speculation, currency hedging, duration management, or to pursue the Fund's investment objective. The Fund may also invest in repurchase agreements and reverse repurchase agreements.

The Investment Manager and Sub-Advisers invest based upon their belief that the securities have a strong appreciation potential (long investing, or actually owning a security) or potential to decline in value (short investing, or borrowing a security from a broker and selling it, with the understanding that it must later be bought back and returned to the broker). The Fund sells (or closes a position in) a security when the Investment Manager or a Sub-Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Sub-Adviser's view of the business fundamentals or management of the underlying company changes; (2) if a more attractive investment opportunity is found; (3) if general market conditions trigger a change in the Sub-Adviser's assessment criteria; or (4) for other portfolio management reasons.

Each Sub-Adviser has complete discretion to invest its portion of the Fund's assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While each Sub-Adviser is subject to the oversight of the Investment Manager, the Investment Manager does not attempt to coordinate or manage the day-to-day investments of the Sub-Advisers.

The Investment Manager and the Sub-Advisers may invest in equity securities of any market capitalization without limitation as to types of industries and sectors in which it may invest. The Investment Manager and Sub-Advisers may also invest in government and corporate bonds and other fixed income securities, futures and other derivative instruments, closed-end funds and other investment vehicles, convertible securities and other securities and investment products as described more fully herein.

It is anticipated that the Fund will not invest greater than 15% of the value of its total assets in Marketplace Lending Instruments. See "INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS – Marketplace Lending-Related Risks – Platform Concentration Risk." The Fund currently anticipates that the Marketplace Loans in which it will invest will be newly issued and/or current as to interest and principal payments at the time of investment, and that a substantial portion of its Marketplace Lending Instrument investments will be made through purchases of whole loans. As a fundamental policy (which

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cannot be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund), the Fund will not invest in Marketplace Loans that are of subprime quality at the time of investment. The Fund has no intention as of the date of this Prospectus to invest in Marketplace Loans originated from lending platforms based outside the United States or made to non-U.S. borrowers. However, the Fund may in the future invest in such Marketplace Loans and, prior to such time, will amend the Prospectus to provide additional information on such investments, including the associated risks. For a general discussion of marketplace lending and Marketplace Lending Instruments, see "*Marketplace Lending*" below.

Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations ("NRSROs"). Such unrated instruments, however, are considered to be comparable in quality to securities falling into any of the ratings categories used by such NRSROs to classify "junk" bonds. Accordingly, the Fund's unrated Marketplace Lending Instrument investments constitute highly risky and speculative investments similar to investments in "junk" bonds, notwithstanding that the Fund is not permitted to invest in loans that are of subprime quality at the time of investment. See "INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS—Marketplace Lending-Related Risks—Credit and Below Investment Grade Securities Risk." The Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk. There can be no assurance that payments due on underlying Marketplace Loans will be made. At any given time, the Fund's portfolio may be substantially illiquid and subject to increased credit and default risk. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment. See "INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS—Marketplace Lending-Related Risks."

Percentage limitations described in this prospectus are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund's portfolio investments.

Investment Process

The Investment Manager looks to identify skilled investment advisory firms to serve as Sub-Advisers to the Fund. The Investment Manager selects Sub-Advisers who satisfy a stringent selection process which may include, but is not limited to: ability to produce attractive long-term, risk-adjusted investment results; ability to manage risks; ability to perform well in markets where investment conditions are difficult; and operational competence. The Investment Manager also considers additional criteria including, but not limited to: relevant investment management experience; the degree to which a specific Sub-Adviser's investment style complements and balances the Fund's portfolio with respect to the strategies employed by other Sub-Advisers; the quality of the Sub-Adviser's organization; and the ability of a Sub-Adviser to consistently and effectively apply its investment approach.

The Investment Manager allocates to each Sub-Adviser a portion of the Fund's assets to invest. The Sub-Advisers invest in the securities described above based upon their respective investment strategies. Each Sub-Adviser has complete discretion to invest its portion of the Fund's assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While each Sub-Adviser is subject to the oversight of the Investment Manager, the Investment Manager does not attempt to coordinate or manage the day-to-day investments of the Sub-Advisers.

The Fund sells (or closes a position in) a security when the Investment Manager or Sub-Adviser determines that a particular security has achieved its investment expectations or the reasons for maintaining that position are no longer valid, including: (1) if the Investment Manager's or Sub-Adviser's view of the business fundamentals or management of the underlying company changes; (2) if a more attractive investment opportunity is found; (3) if general market conditions trigger a change in the Investment Manager's or Sub-Adviser's assessment criteria; or (4) for other portfolio management reasons.

When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers' acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

Marketplace Lending.

General. Marketplace lending is often referred to as "peer-to-peer" lending, which term originally reflected the initial focus of the industry on individual investors and consumer loan borrowers. In addition, the marketplace lending platforms may retain on their balance sheets a portion of the loan portfolios they originate. In marketplace lending, loans are originated through online platforms that provide a marketplace that matches consumers, small- and mid-sized companies and other borrowers seeking loans with investors willing to provide the funding for such loans. Since its inception, the industry has grown to include substantial involvement of institutional investors. The procedures through which borrowers obtain loans can vary between platforms, and between the types of loans (e.g., consumer versus SME). In the case of consumer platforms, prospective borrowers must disclose or otherwise make available to the platform operator certain financial and other information including, for example, the borrower's credit score (as determined by a credit reporting agency), income, debt to income ratio, credit utilization, employment status, homeownership status, number of existing credit lines, intended use of funds and the number and/or amount of recent payment defaults and delinquencies, certain of which information is then made available to prospective lenders. The borrower must satisfy the minimum eligibility requirements set by the operator. The operator uses the information provided by the borrower (along with other relevant data such as the characteristics of the loan) to assign its own credit rating (in the case of most consumer platforms) and the interest rate for the requested loan. Lenders may select which loans to fund based on such borrower-provided information and platform-assigned credit rating (to the extent available) and the yield to the lender, which is the fixed interest rate assigned by the platform to the loan net of any fees charged by the platform, including servicing fees for screening borrowers for their eligibility, managing the supply and demand of the marketplace, and facilitating payments and debt collection, among other things. A typical servicing fee charged to the lender is 1% of the outstanding loan balance. Operators may also charge borrowers an origination fee, which is typically 1% to 5% of the loan balance. The platforms may set limits as to the maximum dollar amount that may be requested by a borrower (whether through one or multiple loans) and the minimum dollar amount that a lender must provide under each loan. The loans originated through the online consumer lending platforms typically have a fixed term ranging between six months and five years in principal amounts with a minimum (e.g., $1,000) and maximum (e.g., $100,000), and typically amortize through equal monthly payments to their maturity dates. The Fund intends to hold its Marketplace Loan investments until maturity.

The Fund currently anticipates that its Marketplace Loan investments will originate from lending platforms based in the United States, a substantial portion of which is expected to be whole loans. A small number of marketplace lending platforms originate a substantial portion of the Marketplace Loans in the United States (in particular, LendingClub Corporation ("LendingClub") and Prosper Funding LLC ("Prosper") currently originate the large majority of all U.S. consumer Marketplace Loans). As such, the Fund initially anticipates that a substantial portion of its Marketplace Loan investments will have originated from one of these platforms. The Adviser intends to continue to build relationships and enter into agreements with additional platforms. However, if there are not sufficient qualified loan requests through any platform, the Fund may be unable to deploy its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policies that are generally expected to offer lower returns than the Fund's target returns from investments in Marketplace Loans. The Fund will enter into purchase agreements with platforms which will outline, among other things, the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans and the remedies available to the parties. Although the form of these agreements are similar to those typically available to all investors, institutional investors such as the Fund (unlike individual retail investors) will have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund will have greater negotiating power related to termination provisions and custody of the Fund's account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act, of which the platforms are aware. Pursuant to such agreements, the platform or a third-party servicer will typically service the loans, collecting payments and distributing them to the Fund, less any servicing fees, and the servicing entity, unless directed by the Fund, typically will make all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund expects to have a backup servicer in case any platform or third-party servicer ceases or fails to perform the servicing functions, which the Fund expects will mitigate some of the risks associated with a reliance on platforms or third-party servicers for servicing of the Marketplace Loans. See "INVESTMENT STRATEGY SPECIFIC INVESTMENT RELATED RISKS—Marketplace Lending Related Risks—Platform Concentration Risk" and "INVESTMENT STRATEGY SPECIFIC INVESTMENT-RELATED RISKS—Marketplace Lending-Related Risks—Servicer Risk."

In the United States, a platform may be subject to extensive regulation, oversight and examination at both the federal and state level, and across multiple jurisdictions if it operates its business nationwide. Accordingly, platforms are generally subject to various securities, lending, licensing and consumer protection laws. In addition, courts have recently considered the regulatory environment applicable to marketplace lending platforms and purchasers of Marketplace Loans. In light of recent decisions, if upheld and widely applied, certain marketplace lending platforms could be required to restructure their operations and certain loans previously made by them through funding banks may not be enforceable, whether in whole or in part, by investors holding such loans. As a result, large amounts of Marketplace Loans purchased by the Fund (directly or indirectly) could become unenforceable, thereby causing losses for Shareholders. See "INVESTMENT OBJECTIVES NAD STRATEGIES – INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS – Marketplace Lending" and "INVESTMENT STRATEGY SPECIFIC INVESTMENT RELATED RISKS – Marketplace Lending Related Risks – Regulatory and Other Risks Associated with Platforms and Marketplace Loans."

Marketplace Loans and Pass-Through Notes. As noted above, the underlying Marketplace Loan origination processes employed by each platform may vary significantly. Under one model employed by certain platforms in the United States, the operator of the platform maintains with a bank a segregated deposit account that has on deposit the amounts to be provided by the lenders with respect to each loan. The principal amount of each loan is then advanced to the borrower by the same or a different bank (the "funding bank"). The platform operator purchases the loan from the funding bank at par promptly after its origination and may resell it directly to an investor under a whole loan purchase program. Institutional investors, such as the Fund, typically invest in whole loans, and therefore acquire the entire beneficial interest in the loans in which they invest, rather than fractional portions of or participations in such loans. Alternatively, the operator of the platform may purchase the loan from the funding bank at par using the funds of multiple lenders on deposit in the segregated deposit account and then issues to each such lender at par a Pass Through Note of the operator (or an affiliate of the operator) representing the right to receive the lender's proportionate share of all principal and interest payments received by the operator from the borrower on the loan funded by such lender (net of the platform servicing fees). As a further alternative, certain operators (including most SME lenders) do not engage funding banks but instead extend their loans directly to the borrowers. These lenders similarly may sell the funded loans as whole loans to institutional investors or sell Pass Through Notes backed by individual loans or engage in other capital market transactions.

The platform operator typically will service the loans it originates and will maintain a separate segregated deposit account into which it will deposit all payments received from the obligors on the loans. Upon identification of the proceeds received with respect to a loan and deduction of applicable fees, the platform operator forwards the amounts owed to the lenders or the holders of any related Pass-Through Notes, as applicable.

A platform operator is not obligated to make any payments due on a Marketplace Loan or Pass-Through Note (except to the extent that the operator actually receives payments from the borrower on the related loan). Accordingly, lenders assume all of the credit risk on the loans they fund through a Pass Through Note or whole loan purchased from a platform operator and are not entitled to recover any deficiency of principal or interest from the platform operator if the underlying borrower defaults on its payments due with respect to a loan. In addition, a platform operator is generally not required to repurchase Marketplace Loans from a lender or purchaser except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower or as may otherwise be negotiated by a purchaser of whole loans. As loan servicer, the platform operator or an affiliated entity typically has the ability to refer any delinquent Marketplace Loan to a collection agency (which may impose additional fees and costs that are often as high, or higher in some cases, as 35% of any recovered amounts). The Fund itself will not directly enter into any arrangements or contracts with the collection agencies (and, accordingly, the Fund does not currently anticipate it would have, under current law and existing interpretations, substantial risk of liability for the actions of such collection agencies). At the same time, the relatively low principal amounts of Marketplace Loans often make it impracticable for the platform operator to commence legal proceedings against defaulting borrowers. Marketplace Loans may be secured (generally in the case of SME loans and real estate related loans) or unsecured (generally in the case of consumer loans). For example, real estate Marketplace Loans may be secured by a deed of trust, mortgage, security agreement or legal title to real estate. There can be no assurance that any collateral pledged to secure a Marketplace Loan can be liquidated quickly or at all or will generate proceeds sufficient to offset any defaults on such loan. See "INVESTMENT STRATEGY SPECIFIC INVESTMENT RELATED RISKS – Marketplace Lending Related Risks"

The documentation for Marketplace Loans is executed electronically. Accordingly, the borrower does not execute a physical loan note and no such note is available for delivery to investors. No Marketplace Loans currently being offered have been registered with the SEC and the only Pass Through Notes that have been registered with the SEC are those issued by LendingClub and Prosper. In addition, Marketplace Loans are not listed on any securities exchange (although secondary market trading in Pass Through Notes issued by LendingClub and Prosper does occur on an electronic "alternative trading system" maintained by FOLIOfn, Inc., a registered broker dealer). Marketplace Loans are therefore generally illiquid and the issuers provide no assurances as to the liquidity or value of the loans. An active secondary market for the Marketplace Loans does not currently exist and an active market for the Marketplace Loans may not develop in the future. See "INVESTMENT STRATEGIES AND OVERVIEW OF INVESTMENT PROCESS — Marketplace Lending - Marketplace Loans and Pass-Through Notes."

PRINCIPAL RISK FACTORS

All investments carry risks to some degree. The Fund cannot guarantee that its investment objective will be achieved or that its strategy of investing in the Fund will be successful. **An investment in the Fund involves substantial risks, including the risk that the entire amount invested may be lost.**

GENERAL RISKS

LIMITED OPERATING HISTORY. The Fund was organized on March 29, 2017 and has no operating history. The Fund may not succeed in meeting its objective, and its NAV may decrease. As a new Fund, there is no assurance that the Fund will grow or maintain economically viable size, which may result in increased Fund expenses or a determination to liquidate the Fund.

LIMITED LIQUIDITY. Shares in the Fund provide limited liquidity since Shareholders will not be able to redeem Shares on a daily basis. With very limited exceptions, Shares are not transferable, and liquidity will be provided only through the Optional Liquidity Event or future listing on a securities exchange. If Shares are listed on a national securities exchange, the Fund cannot assure you a public trading market will develop, or if one develops that such trading market can be sustained. Shares in the Fund are therefore suitable only for investors who can bear the risks associated with the limited liquidity of Shares and should be viewed as a long-term investment.

BORROWING, USE OF LEVERAGE. The Fund may leverage its investments by "borrowing." The use of leverage increases both risk of loss and profit potential. The Investment Manager and/or Sub-Advisers may cause the Fund to use various methods to leverage investments, including (i) borrowing, (ii) swap agreements or other derivative instruments, (iii) use of short sales, or (iv) a combination of these methods. The Fund expects that under normal business conditions it will utilize a combination of the leverage methods described above. The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that at any given time the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). The interests of persons with whom the Fund enters into leverage arrangements will not necessarily be aligned with the interests of the Fund's Shareholders and such persons will have claims on the Fund's assets that are senior to those of the Fund's Shareholders.

NON-DIVERSIFIED STATUS. The Fund is a "non-diversified" management investment company. Thus, there are no percentage limitations imposed by the Investment Company Act on the Fund's assets that may be invested, directly or indirectly, in the securities of any one issuer. Consequently, if one or more securities are allocated a relatively large percentage of the Fund's assets, losses suffered by such securities could result in a higher reduction in the Fund's capital than if such capital had been more proportionately allocated among a larger number of securities. The Fund may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

NON-LISTED CLOSED-END FUND RISK. The Fund is designed for long-term investors and not as a trading vehicle. An investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. An investment in Shares is not suitable for investors who need access to the money they invest in the short term or within a specified timeframe. Unlike open-end funds (commonly known as mutual funds) which generally permit redemptions on a daily basis, Shares will not be redeemable at an investor's option. Unlike traditional listed closed-end funds, the Shares will not initially be listed for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares unless they are listed on a securities exchange. The NAV of the Shares may be volatile. As the Shares will not initially be listed on any securities exchange, investors may not be able to dispose of their investment in the Fund no matter how poorly the Fund performs.

OPTIONAL LIQUIDITY EVENT RISK. If the Fund is unable to list the Shares on a securities exchange, it may, in its sole discretion, but is not required to, seek to complete some other form of "Liquidity Event" intended to provide liquidity for Shareholders. The Fund's investment objectives and policies are not designed to seek to return to investors that purchase Shares their initial investment on the date of any such Liquidity Event or any other date, and such initial investors and any investors that purchase Shares may receive less than their original investment through any Liquidity Event.

If the Fund anticipates that the Liquidity Event will involve the termination and liquidation of the Fund, beginning one year before the anticipated Liquidity Event, the Adviser may begin liquidating all or a portion of the Fund's portfolio through opportunistic sales. However, the Fund may be required to sell portfolio securities when it otherwise would not, including at times when market conditions or tax consequences are not favorable, which may cause the Fund to lose money. Rather than reinvesting the proceeds of its matured, called or sold fixed income securities, the Fund may distribute the proceeds in one or more liquidating distributions prior to the final liquidation, which may cause the Fund's fixed expenses to increase when expressed as a percentage of assets under management, or the Fund may invest the proceeds in lower yielding securities or hold the proceeds in cash, which may adversely affect the performance of the Fund.

Upon its termination, it is anticipated that the Fund will have distributed substantially all of its net assets to shareholders, although securities for which no market exists or securities trading at depressed prices, if any, may be placed in a liquidating trust. Shareholders will bear the costs associated with establishing and maintaining a liquidating trust, if necessary. Securities placed in a liquidating trust may be held for an indefinite period of time until they can be sold or pay out all of their cash flows. The Fund cannot predict the amount, if any, of securities that will be required to be placed in a liquidating trust.

LEGAL, TAX AND REGULATORY. Legal, tax and regulatory changes could occur that may materially adversely affect the Fund. For example, the regulatory and tax environment for derivative instruments in which the Fund may participate is evolving, and changes in the regulation or taxation of derivative instruments may materially adversely affect the value of derivative instruments held by the Fund and the ability of the Fund to pursue its trading strategies. Similarly, the regulatory environment for leveraged investors is evolving, and changes in the direct or indirect regulation of leveraged investors may materially adversely affect the ability of the Fund to pursue its investment objective or strategies. Increased regulatory oversight and other legislation or regulation could result. Such legislation or regulation could pose additional risks and result in material adverse consequences to the Fund and/or limit potential investment strategies that would have otherwise been used by the Fund in order to seek to obtain higher returns.

MULTI-MANAGER RISK. Fund performance is dependent upon the success of the Investment Manager and the Sub-Advisers in implementing the Fund's investment strategies in pursuit of its investment objective. To a significant extent, the Fund's performance will depend on the success of the Investment Manager's methodology in allocating the Fund's assets to the Sub-Advisers and its selection and oversight of the Sub-Advisers. The Sub-Advisers selected by the Investment Manager may underperform the market generally or other sub-advisers that could have been selected for the Fund. The Sub-Advisers' investment styles may not always be complementary, which could adversely affect the performance of the Fund. Because each Sub-Adviser makes investment decisions independently, it is possible that one or more Sub-Advisers may, at any time, take positions that may be opposite of positions taken by other Sub-Advisers or the Investment Manager. In such cases, the Fund will incur brokerage and other transaction costs without accomplishing any net investment results. The Sub-Advisers also may be competing with one another for similar positions at the same time, which could have the result of increasing a security's cost. The multi-manager approach could increase the Fund's portfolio turnover rates, which may result in higher levels of realized capital gains or losses with respect to the Fund's portfolio securities, and higher broker commissions and other transaction costs.

PORTFOLIO TURNOVER. The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Investment Manager or a Sub-Adviser feels either the securities no longer meet its investment criteria or the potential for capital appreciation has lessened, or for other reasons. The Fund's portfolio turnover rate may vary from year to year. A high portfolio turnover rate (100% or more) increases the Fund's transaction costs (including brokerage commissions and dealer costs), which would adversely impact the Fund's performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if the Fund had lower portfolio turnover. The turnover rate will not be a limiting factor, however, if the Investment Manager or a Sub-Adviser considers portfolio changes appropriate.

NON-QUALIFICATION AS A REGULATED INVESTMENT COMPANY. If for any taxable year the Fund were to fail to qualify as a regulated investment company under Subchapter M of Subtitle A, Chapter 1, of the Internal Revenue Code of 1986, as amended (the "Code"), all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions. To qualify as a regulated investment company, the Fund must meet three numerical requirements each year regarding (i) the diversification of the assets it holds, (ii) the income it earns, and (iii) the amount of taxable income that it distributes to shareholders. These requirements and certain additional tax risks associated with investments in the Fund are discussed in "TAXES" in this Prospectus.

INVESTMENT-RELATED RISKS

GENERAL INVESTMENT-RELATED RISKS

GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by the Fund. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

In June 2016, the United Kingdom (the "UK") voted in a referendum to leave the European Union ("EU"). Although the precise timeframe for "Brexit" is uncertain, it is currently expected that the UK will seek to withdraw from the EU by invoking Article 50 of the Lisbon Treaty and that the completion date of their exit shall fall within two years from the date of notification to the European Council of the UK's intention to withdraw. It is unclear how withdrawal negotiations will be conducted and what the potential consequences may be. In addition, it is possible that measures could be taken to revote on the issue of Brexit, or that portions of the UK could seek to separate and remain a part of the EU. The political divisions within the UK, as well as those between the UK and the EU, which the referendum vote has highlighted coupled with the uncertain consequences of a Brexit, may have a significant impact upon the UK and European economies as well as the broader global economy. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund's investments.

HIGHLY VOLATILE MARKETS. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts in which the Fund may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund is also subject to the risk of the failure of any exchanges on which its positions trade or of the clearinghouses for those exchanges.

RISKS OF SECURITIES ACTIVITIES. The Fund will invest and trade in a variety of different securities, and utilize a variety of investment instruments and techniques. Each security and each instrument and technique involves the risk of loss of capital. While the Investment Manager and/or Sub-Advisers will attempt to moderate these risks, there can be no assurance that the Fund's investment activities will be successful or that the Shareholders will not suffer losses.

COUNTERPARTY CREDIT RISK. Many of the markets in which the Fund effects its transactions are "over the counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent the Fund invests in swaps, derivative or synthetic instruments, or other over the counter transactions, on these markets, the Fund is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS

In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks of the investment strategy:

MERGER ARBITRAGE AND SPECIAL SITUATIONS. Merger arbitrage and special situation strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations. Such strategies require an assessment of the likelihood of consummation of the proposed transaction, and an evaluation of the potential profits involved. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Investment Manager and/or Sub-Advisers had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the security in respect of which such distribution was made. The consummation of mergers and tender and exchange offers can be prevented or delayed by a variety of factors, including: (i) opposition of the management or stockholders of the target company, which will often result in litigation to enjoin the proposed transaction; (ii) intervention of a federal or state regulatory agency; (iii) efforts by the target company to pursue a "defensive" strategy, including a merger with, or a friendly tender offer by, a company other than the offeror; (iv) in the case of a merger, failure to obtain the necessary stockholder approvals; (v) market conditions resulting in material changes in securities prices; (vi) compliance with any applicable federal or state securities laws; and (vii) inability to obtain adequate financing.

A major stock market correction may result in the widening of arbitrage spreads generally and in the termination of some merger and acquisition ("M&A") transactions. In the event of such a correction, to the extent the portfolios contain stock-for-stock transactions, short positions held by the Fund in acquiring companies are anticipated to provide a significant but not complete offset to the potential losses on long positions held by the Fund in target companies. A major stock market correction may also adversely affect the number and frequency of publicly announced M&A transactions available for investment by the Fund.

EQUITY SECURITIES. The Fund's investments may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. The Fund also may invest in depositary receipts relating to non-U.S. securities, which are subject to the risks affecting investments in foreign issuers discussed under "NON-U.S. INVESTMENTS" below. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

BONDS AND OTHER FIXED INCOME SECURITIES. The Fund may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. The Fund will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; U.S. government securities or debt securities issued or guaranteed by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

LOW CREDIT QUALITY SECURITIES. The Fund is permitted to invest in particularly risky investments that also may offer the potential for correspondingly high returns. As a result, the Fund may lose all or substantially all of its investment in any particular instance. There is no minimum credit standard as a prerequisite to an investment in any security. Debt securities may be less than investment grade and may be considered to be "junk bonds" or be distressed or "special situations" with heightened risk of loss and/or liquidity. "Junk bonds" are considered by the rating agencies to be predominately speculative and may involve major risk exposures such as: (i) vulnerability to economic downturns and changes in interest rates; (ii) sensitivity to adverse economic changes and corporate developments; (iii) redemption or call provisions that may be exercised at inopportune times;

and (iv) difficulty in accurately valuing or disposing of such securities. Such securities may rank junior to other outstanding securities and obligations of the issuer, all or a significant portion of whose debt securities may be secured by substantially all of the issuer's assets. Moreover, the Fund may invest in securities that are not protected by financial covenants or limitations on additional indebtedness.

DERIVATIVE INSTRUMENTS. The Fund may use options, swaps, futures contracts, forward agreements and other derivatives contracts. The Fund's derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying asset, rate or index, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying asset, rate or index; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding, or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Investment Manager and/or Sub-Advisers to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund's derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

The derivative instruments and techniques that the Fund may principally use include:

o   *Futures.* A futures contract is a standardized agreement to buy or sell a specific quantity of an underlying instrument at a specific price at a specific future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument on the settlement date or by payment of a cash settlement amount on the settlement date. A decision as to whether, when and how to use futures involves the exercise of skill and judgment and even a well-conceived futures transaction may be unsuccessful because of market behavior or unexpected events. In addition to the derivatives risks discussed above, the prices of futures can be highly volatile, using futures can lower total return, and the potential loss from futures can exceed the Fund's initial investment in such contracts.

o   *Options.* If the Fund buys an option, it buys a legal contract giving it the right to buy or sell a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium paid by the Fund. If the Fund sells an option, it sells to another person the right to buy from or sell to the Fund a specific amount of the underlying instrument or futures contract on the underlying instrument at an agreed-upon price typically in exchange for a premium received by the Fund. A decision as to whether, when and how to use options involves the exercise of skill and judgment and even a well-conceived option transaction may be unsuccessful because of market behavior or unexpected events. The prices of options can be highly volatile and the use of options can lower total returns.

o   *Swaps.* A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, currencies or other instruments. Most swap agreements provide that when the period payment dates for both parties are the same, the payments are made on a net basis (i.e., the two payment streams are netted out, with only the net amount paid by one party to the other). The Fund's obligations or rights under a swap contract entered into on a net basis will generally be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by each counterparty. Swap agreements are particularly subject to counterparty credit, liquidity, valuation, correlation and leverage risk. Certain standardized swaps are now subject to mandatory central clearing requirements and others are now required to be exchange-traded. While central clearing and exchange-trading are intended to reduce counterparty and liquidity risk, they do not make swap transactions risk-free. Swaps could result in losses if interest rate or foreign currency exchange rates or credit quality changes are not correctly anticipated by the Fund or if the reference index, security or investments do not perform as expected. The Fund's use of swaps may include those based on the credit of an underlying security, commonly referred to as "credit default swaps." Where the Fund is the buyer of a credit default swap contract, it would be entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract only in the event of a default or similar event by a third party on the debt obligation. If no default occurs, the Fund would have paid to the counterparty a periodic stream of payments over the term of the contract and received no benefit from the contract. When the Fund is the seller of a credit default swap contract, it receives the stream of payments but is obligated to pay an amount equal to the par (or other agreed-upon) value of a referenced debt obligation upon the default or similar event of that obligation. The use of credit default swaps can result in losses if the Fund's assumptions regarding the creditworthiness of the underlying obligation prove to be incorrect. The Fund will "cover" its swap positions by segregating an amount of cash and/or liquid securities as required by the Investment Company Act and applicable SEC interpretations and guidance from time to time.

NON-U.S. INVESTMENTS. It is expected that the Fund will invest in securities of non-U.S. companies and countries. While the Fund invests primarily in equity securities of U.S. and Canadian issuers, the Fund may invest directly in other foreign markets, including emerging markets. The Fund may also invest in American Depository Receipts ("ADRs"). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks. Foreign obligations have risks not typically involved in domestic investments. Foreign investing can result in higher transaction and operating costs for the Fund. Foreign issuers are not subject to the same accounting and disclosure requirements to which U.S. issuers are subject and consequently, less information may be available to investors in companies located in such countries than is available to investors in companies located in the United States. The value of foreign investments may be affected by exchange control regulations; fluctuations in the rate of exchange between currencies and costs associated with currency conversions; the potential difficulty in repatriating funds; expropriation or nationalization of a company's assets; delays in settlement of transactions; changes in governmental economic or monetary policies in the United States or abroad; or other political and economic factors.

Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more developed markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems.

FOREIGN CURRENCY TRANSACTIONS. The Fund may engage in foreign currency transactions for a variety of purposes, including "locking in" the U.S. dollar price of a security between trade and settlement date, or hedging the U.S. dollar value of securities held in the Fund. The Fund may also engage in foreign currency transactions for non-hedging purposes to generate returns.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. Foreign currency transactions may involve the Fund agreeing to exchange an amount of a currency it does not currently own for another currency at a future date. The Fund would typically engage in such a transaction in anticipation of a decline in the value of the currency it sells relative to the currency that the Fund has contracted to receive in the exchange. The Investment Manager's and/or Sub-Advisers' success in these transactions will depend principally on their ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

The Fund may enter into forward contracts for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Investment Manager and/or Sub-Advisers anticipate purchasing or selling a non-U.S. security. This technique would allow the Investment Manager and/or Sub-Advisers to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an existing holding of non-U.S. securities. Imperfect correlation may exist, however, between the non-U.S. securities holdings of the Fund, and the forward contracts entered into with respect to those holdings. In addition, forward contracts may be used for non-hedging purposes, such as when the Investment Manager or a Sub-Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the applicable investment portfolio. The Fund is not required to hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

SMALL CAPITALIZATION ISSUERS. The Fund may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

DISTRESSED SECURITIES. Certain of the companies in whose securities the Fund may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies' securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic factors affecting a particular industry or specific developments within the companies. Such investments can result in significant or even total losses. In addition, the markets for distressed investment assets are frequently illiquid.

In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made.

In certain transactions, the Fund may not be "hedged" against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

PURCHASING INITIAL PUBLIC OFFERINGS. The Fund may purchase securities of companies in initial public offerings ("IPOs") or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or near-term prospects of achieving revenues or operating income. Further, when the Fund's asset base is small, a significant portion of the Fund's performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund.

ILLIQUID PORTFOLIO INVESTMENTS. The Fund may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be volatile and the Fund may not be able to sell them when the Investment Manager or a Sub-Adviser desires to do so or to realize what the Investment Manager or a Sub-Adviser perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over the counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED. Securities that the Investment Manager and/or Sub-Advisers believe are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Investment Manager and/or Sub-Advisers anticipate. As a result, the Fund may lose all or substantially all of its investment in such a security.

INTEREST RATE RISK. The Fund is subject to the risks of changes in interest rates. A decline in interest rates could reduce the amount of current income the Fund is able to achieve from interest on fixed-income securities, convertible debt and the proceeds of short sales. An increase in interest rates could reduce the value of any fixed income securities and convertible securities owned by the Fund. To the extent that the cash flow from a fixed income security is known in advance, the present value (*i.e.*, discounted value) of that cash flow decreases as interest rates increase; to the extent that the cash flow is contingent, the dollar value of the payment may be linked to then prevailing interest rates. Moreover, the value of many fixed income securities depends on the shape of the yield curve, not just on a single interest rate. Thus, for example, a callable cash flow, the coupons of which depend on a short rate such as three-month LIBOR, may shorten (*i.e.*, be called away) if the long rate decreases. In this way, such securities are exposed to the difference between long rates and short rates. The Fund may also invest in floating rate securities. The value of these investments is closely tied to the absolute levels of such rates, or the market's perception of anticipated changes in those rates. This introduces additional risk factors related to the movements in specific interest rates that may be difficult or impossible to hedge, and that also interact in a complex fashion with prepayment risks.

EXTENSION RISK. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

PREPAYMENT RISK. When interest rates decline, fixed income securities with stated interest rates may have their principal paid earlier than expected. This may result in the Fund having to reinvest that money at lower prevailing interest rates, which can reduce the returns of the Fund.

RATING AGENCIES RISK. Rating agencies may fail to make timely changes in credit ratings and an issuer's current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

GENERAL CREDIT RISKS. The value of any underlying collateral, the creditworthiness of the borrower and the priority of the lien are each of great importance. Neither the Investment Manager nor the Sub-Advisers can guarantee the adequacy of the protection of the Fund's interests, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, neither the Investment Manager nor the Sub-Advisers can assure that claims may not be asserted that might interfere with enforcement of the rights of the holder(s) of the relevant debt. In the event of a foreclosure, the liquidation proceeds upon sale of such asset may not satisfy the entire outstanding balance of principal and interest on the loan, resulting in a loss to the Fund. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.

CREDIT DEFAULT SWAPS. The Fund may enter into credit default swaps. Under these instruments, the Fund will usually have a contractual relationship only with the counterparty of such credit default swaps and not the issuer of the obligation (the "Reference Obligation") subject to the credit default swap (the "Reference Obligor"). The Fund will have no direct rights or recourse against the Reference Obligor with respect to the terms of the Reference Obligation nor any rights of set-off against the Reference Obligor, nor any voting rights with respect to the Reference Obligation. The Fund will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation. In addition, in the event of the insolvency of the credit default swap counterparty, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the Reference Obligation. Consequently, the Fund will be subject to the credit risk of the counterparty and in the event the Fund will be selling credit default swaps, the Fund will also be subject to the credit risk of the Reference Obligor. As a result, concentrations of credit default swaps in any one counterparty expose the Fund to risk with respect to defaults by such counterparty.

COLLATERALIZED LOAN OBLIGATIONS ("CLOS") AND COLLATERALIZED DEBT OBLIGATIONS ("CDOS"). CLOs and CDOs are typically privately offered and sold, and thus, are not registered under the securities laws, which means less information about the security may be available as compared to publicly offered securities and only certain institutions may buy and sell them. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. An active dealer market may exist for CDOs that can be resold in Rule 144A transactions, but there can be no assurance that such a market will exist or will be active enough for the Fund to sell such securities. In addition to the typical risks associated with fixed-income securities and asset-backed securities, CDOs carry other risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default, decline in value or quality, or be downgraded by a rating agency; (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches, diminishing the likelihood of payment; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) risk of forced "fire sale" liquidation due to technical defaults such as coverage test failures; and (vi) the CDO's manager may perform poorly.

STRUCTURED PRODUCTS. The CLOs and other CDOs in which the Fund may invest are structured products. Holders of structured products bear risks of the underlying assets and are subject to counterparty risk.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of assets underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below-market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Certain structured products may be thinly traded or have a limited trading market. Structured products are typically privately offered and sold. As a result, investments in structured products may be characterized by the Fund as illiquid securities. In addition to the general risks associated with fixed-income securities discussed herein, structured products carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in structured products are subordinate to other classes or tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

MORTGAGE-BACKED AND ASSET-BACKED SECURITIES RISKS. The price paid by the Fund for asset-backed securities, including CLOs, the yield the Fund expects to receive from such securities and the average life of such securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets. The value of these securities may be significantly affected by changes in interest rates, the market's perception of issuers, and the creditworthiness of the parties involved. The ability of the Fund to successfully utilize these instruments may depend on the ability of the Fund's Adviser to forecast interest rates and other economic factors correctly. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.

In addition to the risks associated with other asset-backed securities as described above, mortgage-backed securities are subject to the general risks associated with investing in real estate securities; that is, they may lose value if the value of the underlying real estate to which a pool of mortgages relates declines. Mortgage-backed securities may be issued by governments or their agencies and instrumentalities, such as, in the United States, Ginnie Mae, Fannie Mae and Freddie Mac. They may also be issued by private issuers but represent an interest in or are collateralized by pass-through securities issued or guaranteed by a government or one of its agencies or instrumentalities. In addition, mortgage-backed securities may be issued by private issuers and be collateralized by securities without a government guarantee. Such securities usually have some form of private credit enhancement.

Pools created by private issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments. Notwithstanding that such pools may be supported by various forms of private insurance or guarantees, there can be no assurance that the private insurers or guarantors will be able to meet their obligations under the insurance policies or guarantee arrangements. The Fund may invest in private mortgage pass-through securities without such insurance or guarantees. Any mortgage-backed securities that are issued by private issuers are likely to have some exposure to subprime loans as well as to the mortgage and credit markets generally. In addition, such securities are not subject to the underwriting requirements for the underlying mortgages that would generally apply to securities that have a government or government-sponsored entity guarantee, thereby increasing their credit risk. The risk of non-payment is greater for mortgage-related securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic downturn, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.

ADDITIONAL RISKS OF ASSET-BACKED SECURITIES, CDOS AND CLOS. Asset-backed securities and CDOs are created by the grouping of certain governmental, government related and private loans, receivables and other non-mortgage lender assets/collateral into pools. A sponsoring organization establishes a special purpose vehicle to hold the assets/collateral and issue securities. Interests in these pools are sold as individual securities. Payments of principal and interest are passed through to investors and are typically supported by some form of credit enhancement, such as a letter of credit, surety bond, limited guaranty or senior/subordination. Payments from the asset pools may be divided into several different tranches of debt securities, offering investors various maturity and credit risk characteristics. Some tranches entitled to receive regular installments of principal and interest, other tranches entitled to receive regular installments of interest, with principal payable at maturity or upon specified call dates, and other tranches only entitled to receive payments of principal and accrued interest at maturity or upon specified call dates. Different tranches of securities will bear different interest rates, which may be fixed or floating.

Investors in asset-backed securities and CDOs bear the credit risk of the assets/collateral. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of credit risk. If there are defaults or the CDO's collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Senior and mezzanine tranches are typically rated, with the former receiving S&P Global Ratings ("S&P") ratings of A to AAA and the latter receiving ratings of B to BBB. The ratings reflect both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it.

Because the loans held in the pool often may be prepaid without penalty or premium, asset-backed securities and CDOs can be subject to higher prepayment risks than most other types of debt instruments. Prepayments may result in a capital loss to the Fund to the extent that the prepaid securities purchased at a market discount from their stated principal amount will accelerate the recognition of interest income by the Fund, which would be taxed as ordinary income when distributed to the shareholders.

The credit characteristics of asset-backed securities and CDOs also differ in a number of respects from those of traditional debt securities. The credit quality of most asset-backed securities and CDOs depends primarily upon the credit quality of the assets/collateral underlying such securities, how well the entity issuing the securities is insulated from the credit risk of the originator or any other affiliated entities, and the amount and quality of any credit enhancement to such securities.

MORTGAGE LOANS. The Fund may also acquire residential whole mortgage loans secured by a mortgage lien on residential property. Typically, borrowers of these loans are individuals rather than institutions, and the quality of residential real estate loans can depend largely on the credit characteristics of the underlying borrowers. In the last decade, the residential mortgage market in the United States experienced difficulties that resulted in losses on residential mortgage loans (especially subprime and second-lien mortgage loans). There can be no assurance that such difficulties would not be experienced again, which could result in losses as a result of investments in residential real estate loans.

The liens securing such whole mortgage loans may be a first lien or subordinate lien on the underlying property.

Whole mortgage loans are subject to many of the same risks as mortgage-backed securities, as described above, including credit, interest rate, extension, prepayment and sufficiency of collateral. Unlike most mortgage backed securities where the Fund has an interest in a pool of mortgages, the Fund's risk in a whole mortgage loan, which typically is secured by a single property, reflects the increased risks associated with a single property compared to a pool of properties. In addition, the ability of a lender, such as the Fund, to enforce its rights under mortgage documents is subject to numerous state and federal laws and regulations, including those regarding foreclosure, rights of redemption with respect to the underlying property, due on sale provisions, and usury laws. Some whole mortgage loans may not be considered "securities," and investors, such as the Fund, therefore may not be entitled to rely on the antifraud protections of the federal securities laws.

SHORT POSITIONS. Short positions may comprise a significant portion of the Fund's overall portfolio. In short selling, the Fund will sell securities it does not own by borrowing such securities from a third party, such as a broker-dealer. The Fund is required to pay to the lender amounts equal to any dividend which accrues during the period of the loan. To borrow a security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. Short positions may be held for both profit opportunities and for hedging purposes. The Investment Manager and/or the Sub-Advisers may from time to time engage in short sales for the Fund in an approach known as "pairs trading," where the Fund combines a long position in a particular security with a short position in a similar security in the same or related industry or sector. Pairs trading may be undertaken for speculative and/or hedging purposes and may be weighted toward either the long or short side of the position. The

Investment Manager and/or the Sub-Advisers may from time to time also make short sales "against the box", where the Fund retains a long position in the same security. Short sales that are not "against the box" involve a form of investment leverage, and the amount of the Fund's loss on a short sale is potentially unlimited. At any particular time, the Fund's portfolio overall may be "net long" (i.e., the value of long positions, at cost, will be greater than the net exposure on short positions) or "net short" (net exposure on short positions will be greater than the value of long positions).

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS. The Fund may enter into repurchase and reverse repurchase agreements. When the Fund enters into a repurchase agreement, it "sells" securities to a broker-dealer or financial institution, and agrees to repurchase such securities on a mutually agreed date for the price paid by the broker-dealer or financial institution, plus interest at a negotiated rate. In a reverse repurchase transaction, the Fund "buys" securities issued from a broker-dealer or financial institution, subject to the obligation of the broker-dealer or financial institution to repurchase such securities at the price paid by the Fund, plus interest at a negotiated rate. The use of repurchase and reverse repurchase agreements by the Fund involves certain risks. For example, if the seller of securities to the Fund under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Fund will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Fund's ability to dispose of the underlying securities may be restricted. It is possible, in a bankruptcy or liquidation scenario, that the Fund may not be able to substantiate its interest in the underlying securities. Finally, if a seller defaults on its obligation to repurchase securities under a reverse repurchase agreement, the Fund may suffer a loss to the extent that it is forced to liquidate its position in the market, and proceeds from the sale of the underlying securities are less than the repurchase price agreed to by the defaulting seller. Similar elements of risk arise in the event of the bankruptcy or insolvency of the buyer.

BANK DEBT TRANSACTIONS. Special risks associated with investments in bank loans and participations include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws, (ii) so-called lender-liability claims by the issuer of the obligations, (iii) environmental liabilities that may arise with respect to collateral securing the obligations, and (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment.

In addition to the special risks generally associated with investments in bank loans described above, the Fund's investments in second-lien and unsecured bank loans will entail additional risks, including (i) the subordination of the Fund's claims to a senior lien in terms of the coverage and recovery from the collateral and (ii) with respect to second-lien loans, the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder, and with respect to unsecured loans, the absence of any collateral on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The Fund's investments in bank loans of below investment grade companies also entail specific risks associated with investments in non-investment grade securities.

RIGHTS AND WARRANTS. The Fund may invest in rights and warrants. Rights (sometimes referred to as "subscription rights") and warrants may be purchased separately or may be received as part of a distribution in respect of, or may be attached to, other securities that the Fund has purchased. Rights and warrants are securities that give the holder the right, but not the obligation, to purchase equity securities of the company issuing the rights or warrants, or a related company, at a fixed price either on a date certain or during a set period. Typically, rights have a relatively short term (e.g., two to four weeks), whereas warrants can have much longer terms. At the time of issue, the cost of a right or warrant is substantially less than the cost of the underlying security itself.

Particularly in the case of warrants, price movements in the underlying security are generally magnified in the price movements of the warrant. This effect would enable the Fund to gain exposure to the underlying security with a relatively low capital investment but increases the Fund's risk in the event of a decline in the value of the underlying security and can result in a complete loss of the amount invested in the warrant. In addition, the price of a warrant tends to be more volatile than, and may not correlate exactly to, the price of the underlying security. If the market price of the underlying security is below the exercise price of the warrant on its expiration date, the warrant will generally expire without value. The equity security underlying a warrant is authorized at the time the warrant is issued or is issued together with the warrant, which may result in losses to the Fund. Investing in warrants can provide a greater potential for profit or loss than an equivalent investment in the underlying security, and, thus, can be a speculative investment. The value of a warrant may decline because of a decline in the value of the underlying security, the passage of time, changes in interest rates or in the dividend or other policies of the company whose equity underlies the warrant or a change in the perception as to the future price of the underlying security, or any combination thereof. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer.

CONVERTIBLE SECURITIES RISK. Convertible securities have characteristics of both equity and fixed-income securities. The value of a convertible security tends to move with the market value of the underlying stock, but may also be affected by interest rates, credit quality of the issuer and any call provisions. In particular, when interest rates rise, fixed-income securities will decline in value. Convertible securities frequently have speculative characteristics and may be acquired without regard to minimum quality ratings. Lower quality convertible securities, also known as "junk bonds," involve greater risk of default or price changes due to the issuer's creditworthiness. The market prices of these securities may fluctuate more than those of higher quality securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates. Securities in the lowest quality category may present the risk of default, or may be in default.

UNDERLYING FUND RISK. The Fund will incur higher and duplicative expenses, including advisory fees, when it invests in shares of closed-end funds, exchange-traded funds ("ETFs") and other investment companies ("Underlying Funds"). There is also the risk that the Fund may suffer losses due to the investment practices of the Underlying Funds (such as the use of derivatives). The ETFs in which the Fund invests that attempt to track an index may not be able to replicate exactly the performance of the indices they track, due to transactions costs and other expenses of the ETFs. The shares of closed-end funds frequently trade at a discount to their net asset value. There can be no assurance that the market discount on shares of any closed-end fund purchased by the Fund will ever decrease, and it is possible that the discount may increase.

U.S. GOVERNMENT SECURITIES. Some obligations issued or guaranteed by U.S. government agencies, instrumentalities or U.S. government sponsored enterprises ("GSEs"), including, for example, pass-through certificates issued by Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or GSEs, such as securities issued by Fannie Mae or Freddie Mac, are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency or GSE, while other obligations issued by or guaranteed by federal agencies or GSEs, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

COMPLEXITY OF QUANTITATIVE TRADING STRATEGIES; RELIANCE ON TECHNOLOGY. Many of the investments that the Investment Manager and/or Sub-Advisers are expected to trade on behalf of the Fund, and many of the trading strategies that the Investment Manager and/or Sub-Advisers are expected to execute on behalf of the Fund, are highly complex. In certain cases, the successful application of a particular trading strategy may require relatively sophisticated mathematical calculations and relatively complex computer programs.

MARKETPLACE LENDING RELATED RISKS. The risks listed below are in alphabetical order and specifically apply to marketplace lending and the investments of the Fund in Marketplace Lending Instruments. See "PRINCIPAL RISK FACTORS – INVESTMENT STRATEGY SPECIFIC INVESTMENT RELATED RISKS" for a discussion of additional risks associated with the Fund's investments, which may also apply to the Fund's Marketplace Lending Instruments.

Competition for Assets Risk. The current marketplace lending market in which the Fund seeks to participate is competitive and rapidly changing. The Fund may face increasing competition for access to platforms and Marketplace Lending Instruments as the marketplace lending industry continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments and establish more relationships with platforms than the Investment Manager or Sub-Advisers. A platform with which the Fund has entered into an arrangement to purchase Marketplace Lending Instruments may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such platform. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund's ability to deploy capital. If the Fund is limited in its ability to invest in Marketplace Lending Instruments, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in Marketplace Lending Instruments. If the Fund's access to platforms is limited, it would also be subject to increased concentration and counterparty risk. See "Platform Concentration Risk" below.

The consumer and commercial lending business is highly competitive and Marketplace Loan platforms compete with other Marketplace Loan platforms as well as larger banking, securities and investment banking firms that have substantially greater financial resources. There can be no guarantee that the rapid origination growth experienced by certain platforms in recent periods will continue. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for Marketplace Loans and other Marketplace Lending Instruments with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek Marketplace Loans and investor ability and desire to invest in Marketplace Loans and other Marketplace Lending Instruments.

Credit and Below Investment Grade Securities Risks. Credit risk is the risk that an issuer of a security may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments. Credit risk may be heightened for the Fund because it may invest in below investment grade securities, as well as Marketplace Lending Instruments that may be of credit quality comparable to securities rated below investment grade by a NRSRO (notwithstanding the Fund's fundamental policy prohibiting investments in Marketplace Loans of subprime quality, as determined at the time of investment). Such below investment grade securities are commonly referred to as "junk" or "high yield" securities. Such securities or Marketplace Lending Instruments of comparable credit quality, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer's capacity to pay dividends or interest and repay principal. In addition, these securities and Marketplace Lending Instruments of comparable credit quality are generally susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or Marketplace Lending Instruments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities.

Credit and Interest Rate Analysis Risk. The Investment Manager or Sub-Advisers are reliant in part on the borrower credit information provided to it or assigned by the platforms when selecting Marketplace Lending Instruments for investment. To the extent a credit rating is assigned to each borrower by a platform, such rating may not accurately reflect the borrower's actual creditworthiness. A platform may be unable, or may not seek, to verify all of the borrower information obtained by it, which it may use to determine such borrower's credit rating. Borrower information on which platforms and lenders may rely may be outdated. For example, following the date a borrower has provided its information to the platform, it may have defaulted on a pre-existing debt obligation, taken on additional debt or sustained an adverse financial or life event. In addition, certain information that the Investment Manager or Sub-Advisers would otherwise seek may not be available, such as financial statements and other financial information. Furthermore, the Investment Manager or Sub-Advisers may be unable to perform any independent follow-up verification with respect to a borrower to the extent the borrower's name, address and other contact information is required to remain confidential. There is risk that a borrower may have supplied false or inaccurate information. If a borrower supplied false, misleading or inaccurate information, repayments on the corresponding Marketplace Loan may be lower, in some cases significantly lower, than expected.

Although the Investment Manager or Sub-Advisers conduct diligence on the credit scoring methodologies used by platforms from which the Fund purchases Marketplace Lending Instruments, the Fund typically will not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased directly or indirectly by the Fund, and will not confirm the truthfulness of such information or otherwise evaluate the basis for the platform's credit score of those loans. In addition, the platforms' credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund's performance. See "— Information Technology Risk" below.

The interest rates on Marketplace Loans established by the platforms may have not been appropriately set. A failure to set appropriate rates on the Marketplace Loans may adversely impact the ability of the Fund to receive returns on its Marketplace Lending Instruments that are commensurate with the risks associated with directly or indirectly owning such instruments.

In addition, certain other information used by the platforms and the Investment Manager or Sub-Advisers in making loan and investment decisions may be deficient and/or incorrect, which increases the risk of loss on the loan. For example, with respect to real estate-related loans, the valuation of the underlying property that is used by platforms in determining whether or not to make a Marketplace Loan to the borrower may prove to be overly optimistic, in which case there would be an increased risk of default on the loan. See also "Platform Reliance Risk" below.

Credit Risk. Certain of the Marketplace Loans in which the Fund may invest may represent obligations of consumers who would not otherwise qualify for, or would have difficulty qualifying for, credit from traditional sources of lending, or SMEs that are unable to effectively access public equity or debt markets, as a result of, among other things, limited assets, adverse income characteristics, limited credit or operating history or an impaired credit record, which may include, for example in the case of consumers, a history of irregular employment, previous bankruptcy filings, repossessions of property, charged off loans and/or garnishment of wages. The average interest rate charged to, or required of, such obligors generally is higher than that charged by commercial banks and other institutions providing traditional sources of credit or that set by the debt market. These traditional sources of credit typically impose more stringent credit requirements than the loans provided by certain platforms through which the Fund may make its investments. As a result of the credit profile of the borrowers and the interest rates on Marketplace Loans, the delinquency and default experience on the Marketplace Lending Instruments may be significantly higher than those experienced by financial products arising from traditional sources of lending. Shareholders are urged to consider the highly risky nature of the credit quality of Marketplace Loans when analyzing an investment in the Shares.

Default Risk. The ability of the Fund to generate income through its Marketplace Lending Instruments is dependent upon payments being made by the borrower underlying such Marketplace Lending Instruments. If a borrower is unable to make its payments on a Marketplace Loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of the platforms and third party collection agencies, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to obtain the identity of the borrowers in order to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. After a limited period of time following the final maturity date of a Pass Through Note (typically, a year), platforms may not have any obligation to make late payments to the lenders even if the borrower has submitted such a payment to the platform. In addition, platforms will retain from the funds received from borrowers and otherwise available for payment to lenders any insufficient payment fees and the amounts of any attorneys' fees or collection fees it, a third party service provider or collection agency may impose in connection with any collection efforts. To the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan.

Marketplace Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower's creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its Marketplace Loan and the Fund's ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower's ability to repay its Marketplace Loan or it may impair the platform's ability to collect on the Marketplace Loan upon default. To the extent that a Marketplace Loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying a loan facilitated through a platform because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower, or whether such debt is secured.

Fraud Risk. The Fund is subject to the risk of fraudulent activity associated with the various parties involved in marketplace lending, including the platforms, banks, borrowers and third parties handling borrower and investor information. A platform's resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. Platforms generally are obligated to repurchase Marketplace Loans in cases of confirmed identity theft. High profile fraudulent activity or significant increases in fraudulent activity could lead to regulatory intervention, negatively impact operating results, brand and reputation and lead the defrauded platform to take steps to reduce fraud risk, which could increase costs.

Funding Bank Risk. Multiple banks may originate loans for marketplace lending platforms. If such a bank were to suspend, limit or cease its operations or a platform's relationship with a bank were to otherwise terminate, such platform would need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning loan originations to a new funding bank is untested and may result in delays in the issuance of loans or may result in a platform's inability to facilitate loans. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform may need to obtain a state license in each state in which it operates in order to enable it to originate loans, as well as comply with other state and federal laws, which would be costly and time consuming. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the platforms that originate the Fund's Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the Investment Manager or Sub-Advisers may be required to seek alternative sources of investments (*e.g.,* loans originated by other platforms), which could adversely affect the Fund's performance and/or prevent the Fund from pursuing its investment objective and strategies.

Geographic Concentration Risk. The Fund is not subject to any geographic restrictions when investing in Marketplace Loans and therefore could be concentrated in a particular state or region. A geographic concentration of the Marketplace Loans may expose the Fund to an increased risk of loss due to risks associated with certain regions. Certain regions of the United States from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss than on similar loans nationally. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of Marketplace Loans is comprised of Marketplace Loans owed by borrowers resident or operating in certain states, economic conditions, localized weather events, environmental disasters, natural disasters or other factors affecting these states in particular could adversely impact the delinquency and default experience of the Marketplace Loans and could impact Fund performance. Further, the concentration of the Marketplace Loans in one or more states would have a disproportionate effect on the Fund if governmental authorities in any of those states took action against the platforms lending in such states.

Information Technology Risk. Marketplace Loans are originated and documented in electronic form and there are generally no tangible written documents evidencing such loans or any payments owed thereon. Because the Fund relies on electronic systems maintained by the custodian and the platforms to maintain records and evidence ownership of Marketplace Loans and to service and administer Marketplace Loans (as applicable) it is susceptible to risks associated with such electronic systems. These risks include, among others: power loss, computer systems failures and Internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyber attacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.

In addition, platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Such software may contain errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which a platform relies may result in a negative experience for borrowers who use the platform, delay introductions of new features or enhancements, result in errors or compromise the platform's ability to protect borrower or investor data or its own intellectual property. Any errors, bugs or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the Marketplace Loans originated by the platform.

The electronic systems on which platforms rely may be subject to cyber attacks that could result, among other things, in data breaches and the release of confidential information and thus expose the platform to significant liability. A security breach could also irreparably damage a platform's reputation and thus its ability to continue to operate its business.

The Investment Manager or Sub-Advisers are also reliant on information technology to facilitate the Marketplace Loan acquisition process. Any failure of such technology could have a material adverse effect on the ability of the Investment Manager or Sub-Advisers to acquire Marketplace Loans and therefore may impact the performance of the Fund. Any delays in receiving the data provided by such technology could also impact, among other things, the valuation of the portfolio of Marketplace Loans.

Investments in Platforms Risk. The platforms in which the Fund may invest may have a higher risk profile and be more volatile than companies engaged in lines of business with a longer, established history and such investments should be viewed as longer term investments. The Fund may invest in listed or unlisted equity securities of platforms. Investments in unlisted equity securities, by their nature, generally involve a higher degree of valuation and performance uncertainties and liquidity risks than investments in listed equity securities. The companies of unlisted securities, in comparison to companies of listed securities, may:

- have shorter operating histories and a smaller market share, rendering them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

- often operate at a financial loss;

- be more likely to depend on the management talents and efforts of a small group of persons and the departure of any such persons could have a material adverse impact on the business and prospects of the company; and

- generally have less predictable operating results and require significant additional capital to support their operations, expansion or competitive position.

The success of a platform is dependent upon payments being made by the borrowers of Marketplace Loans originated by the platform. Any increase in default rates on a platform's Marketplace Loans could adversely affect the platform's profitability and, therefore, the Fund's investments in the platform. See also "Small and Mid Capitalization Investing Risk" below.

Illiquidity Risk. Marketplace Loans generally have a maturity between six months to five years. Investors acquiring Marketplace Loans and other Marketplace Lending Instruments directly through platforms and hoping to recoup their entire principal must generally hold their loans through maturity. Marketplace Loans and other Marketplace Lending Instruments may not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and are not listed on any securities exchange. Accordingly, those Marketplace Lending Instruments may not be transferred unless they are first registered under the Securities Act and all applicable state or foreign securities laws or the transfer qualifies for exemption from such registration. A reliable secondary market has yet to develop, nor may one ever develop, for Marketplace Loans and such other Marketplace Lending Instruments and, as such, these investments should be considered illiquid. Until an active secondary market develops, the Fund intends to primarily hold its Marketplace Loans until maturity. The Fund may not be able to sell any of its Marketplace Lending Instruments even under circumstances when the Investment Manager or Sub-Advisers believe it would be in the best interests of the Fund to sell such investments. In such circumstances, the overall returns to the Fund from its Marketplace Lending Instruments may be adversely affected. Moreover, certain Marketplace Lending Instruments are subject to certain additional significant restrictions on transferability. Although the Fund may attempt to increase its liquidity by borrowing from a bank or other institution, its assets may not readily be accepted as collateral for such borrowing.

Limited Operating History of Platforms Risk. Many of the platforms, and marketplace lending in general, are in the early stages of development and have a limited operating history. As a result, there is a lack of significant historical data regarding the performance of Marketplace Loans and the long term outlook of the industry is uncertain. In addition, because Marketplace Loans are originated using a lending method on a platform that has a limited operating history, borrowers may not view or treat their obligations on such loans as having the same significance as loans from traditional lending sources, such as bank loans.

Marketplace Loans and Pass-Through Notes Risk. Marketplace Lending Instruments are generally not rated and constitute a highly risky and speculative investment, similar to an investment in "junk" bonds. There can be no assurance that payments due on underlying Marketplace Loans will be made. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. Accordingly, the platforms and any third party collection agencies will be limited in their ability to collect on defaulted Marketplace Loans. With respect to Marketplace Loans secured by collateral, there can be no assurance that the liquidation of any such collateral would satisfy a borrower's obligation in the event of a default under its Marketplace Loan.

Furthermore, Marketplace Loans may not contain any cross-default or similar provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. The effect of this can be to allow other creditors to move more quickly to claim any assets of the borrower. To the extent a Marketplace Loan does not contain a cross-default provision, the loan will not be placed automatically in default upon that borrower's default on any of the borrower's other debt obligations, unless there are relevant independent grounds for a default on the loan. In addition, the Marketplace Loan will not be referred to a third party collection agency for collection because of a borrower's default on debt obligations other than the Marketplace Loan. If a borrower first defaults on debt obligations other than the Marketplace Loan, the creditors to such other debt obligations may seize the borrower's assets or pursue other legal action against the borrower, which may adversely impact the ability to recoup any principal and interest payments on the Marketplace Loan if the borrower subsequently defaults on the loan. In addition, an operator of a platform is generally not required to repurchase Marketplace Loans from a lender except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower or as may otherwise be negotiated by the Fund when purchasing whole loans.

Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on a Marketplace Loan after bankruptcy status is declared depends on the borrower's particular financial situation and the determination of the court. It is possible that the borrower's liability on the Marketplace Loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured Marketplace Loan, unsecured creditors will receive only a fraction of any amount outstanding on their loan, if anything at all.

As Pass-Through Notes are pass-through obligations of the operators of the lending platforms, and not direct obligations of the borrowers under the underlying Marketplace Loans originated by such platforms, holders of certain Pass-Through Notes are exposed to the credit risk of the operator. An operator that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its Pass-Through Notes even if the borrowers of the underlying Marketplace Loans timely make all payments due from them. In addition, Pass-Through Notes are non-recourse obligations (except to the extent that the operator actually receives payments from the borrower on the loan). Accordingly, lenders assume all of the borrower credit risk on the loans they fund and are not entitled to recover any deficiency of principal or interest from the operator if the borrower defaults on its payments.

There may be a delay between the time the Fund commits to purchase a Pass-Through Note and the issuance of such note and, during such delay, the funds committed to such an investment will not be available for investment in other Marketplace Lending Instruments. Because the funds committed to an investment in Pass-Through Notes do not earn interest until the issuance of the note, the delay in issuance will have the effect of reducing the effective rate of return on the investment.

Platform Concentration Risk. The Fund initially anticipates that a substantial portion of its Marketplace Loan investments will have originated from a limited number of platforms. A concentration in select platforms may subject the Fund to increased dependency and risks associated with those platforms than it would otherwise be subject to if it were more broadly diversified across a greater number of platforms. The Fund may be more susceptible to adverse events affecting such platforms, particularly if such platforms were unable to sustain their current lending models. In addition, many platforms and/or their affiliated entities have incurred operating losses since their inception and may continue to incur net losses in the future. The Fund's concentration in certain platforms may also expose it to increased risk of default and loss on the Marketplace Loans in which it invests through such platforms if such platforms have, among other characteristics, lower borrower credit criteria or other minimum eligibility requirements, or have deficient procedures for conducting credit and interest rate analyses as part of their loan origination processes, relative to other platforms.

An investor may become dissatisfied with a platform's marketplace if a loan underlying its investment is not repaid and it does not receive full payment. As a result, such platform's reputation may suffer and the platform may lose investor confidence, which could adversely affect investor participation on the platform's marketplace.

Platform Reliance Risk. The Fund materially depends the platforms that originate the Fund's Marketplace Lending Instruments for loan data and the origination, sourcing and servicing of Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the Investment Manager or Sub-Advisers may be required to seek alternative sources of investments (*e.g.*, Marketplace Loans originated by other platforms), which could adversely affect the Fund's performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations.

The Fund may have limited knowledge about the underlying Marketplace Loans in which it invests and will be dependent upon the platform originating such loans for information on the loans. Some investors of Marketplace Lending Instruments, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments. As a result, the Fund is dependent on the platforms' ability to collect, verify and provide information to the Fund about each Marketplace Loan and borrower. See also "INVESTMENT STRATEGY SPECIFIC INVESTMENT RELATED RISKS—Marketplace Lending Related Risks—Credit and Interest Rate Analysis Risk" above.

In addition, when the Fund owns fractional loans and certain other Marketplace Lending Instruments, the Fund and its custodian generally will not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce such underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans. Therefore, the Fund will be more dependent on the platform for servicing such fractional loans than in the case in which the Fund owns whole loans. See "Servicer Risk" below.

Each of the platforms from which the Fund will purchase Marketplace Lending Instruments retains an independent auditor to conduct audits on a routine basis.

Prepayment Risk. Borrowers may decide to prepay all or a portion of the remaining principal amount due under a borrower loan at any time without penalty (unless the underlying loan agreements provide for prepayment penalties as may be the case in certain non-consumer Marketplace Loans). In the event of a prepayment of the entire remaining unpaid principal amount of a Marketplace Loan, the Fund will receive such prepayment amount but further interest will not accrue on the loan after the principal has been paid in full. If the borrower prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and the Fund will not receive all of the interest payments that the Investment Manager or Sub-Advisers may have originally expected to receive on the loan.

Private Investment Funds Risk. The Fund, as a holder of securities issued by private investment funds, will bear its pro rata portion of the private funds' expenses. These expenses are in addition to the direct expenses of the Fund's own operations, thereby increasing costs and/or potentially reducing returns to Shareholders.

Regulatory and Other Risks Associated with Platforms and Marketplace Loans. The platforms through which Marketplace Loans are originated are subject to various rules and regulations issued by federal, state and local government authorities. For example, these rules may require extensive disclosure to, and consents from, applicants and borrowers and may impose multiple qualification and licensing obligations on platforms before they may conduct their business. Federal and state consumer protection laws in particular impose requirements and place restrictions on creditors in connection with extensions of credit and collections on personal loans and protection of sensitive customer data obtained in the origination and servicing thereof. A failure to comply with the applicable rules and regulations may, among other things, subject the platform or its related entities to certain registration requirements with government authorities and the payment of any penalties and fines; result in the revocation of their licenses; cause the loan contracts originated by the platform to be voided or otherwise impair the enforcement of such loans; and subject them to potential civil and criminal liability, class action lawsuits and/or administrative enforcement actions. Any of the foregoing could have a material adverse effect on a platform's financial condition, results of operations or ability to perform its obligations with respect to its lending business or could otherwise result in modifications in the platform's methods of doing business which could impair the platform's ability to service Marketplace Loans or collect on Marketplace Loans. Even absent regulations, plaintiffs may successfully challenge the funding bank or other lending models. Recent case law raises questions regarding the viability of the model in which many consumer platforms operate and specifically the ability of investors to charge the same rate as the funding bank after the loan has been sold to investors. The U.S. Court of Appeals for the Second Circuit in May 2015 issued a significant decision interpreting the scope of federal preemption under the National Bank Act (the "NBA") and held that a non-bank assignee of loans originated by a national bank was not entitled to the benefits of NBA preemption as to state law claims of usury. Although binding only in Connecticut, New York and Vermont, this decision nonetheless may significantly affect non-bank assignees of loans, including the loan origination practices of certain marketplace lending platforms. At a minimum, non-bank assignees/purchasers of bank loans may face uncertainty as to their ability to rely upon federal preemption of state usury laws. In June 2016, the U.S. Supreme Court declined to hear an appeal of the case, although in a brief to that court, the Solicitor General of the U.S. stated that the Second Circuit decision was incorrectly decided. The case was remanded to the federal district court for consideration of choice of law issues. Some marketplace lending platforms purchase loans from state chartered banks shortly after origination and rely upon federal preemption to exempt the loans from state usury caps. The Second Circuit decision, although directly ruling on purchasers of national bank loans, could be applied by courts considering the scope of federal preemption under the Depository Institutions Deregulation and Monetary Control Act of 1980 (which generally preempts state usury laws in favor of federally insured state chartered banks). The decision, which appears to be contrary to other federal circuit court decisions and inconsistent with long-standing commercial practice, could be challenged and reconsidered and therefore the long term impact of the decision is uncertain. If, however, the decision is upheld or is more widely applied, certain marketplace lending platforms may be required to restructure their operations and certain loans previously made through funding banks may not be enforceable, whether in whole or in part, by investors holding such loans. As a result, large amounts of Marketplace Loans purchased by the Fund (directly or indirectly) could become unenforceable or subject to diminished return or penalties, thereby causing losses for Shareholders. The risk from this court decision in the three states comprising the Second Circuit may be mitigated by purchasing or investing in loans that are not above the state usury limitations in those states.

The regulatory environment applicable to platforms and their related entities may be subject to periodic changes. Any such changes could have an adverse effect on the platforms' and related entities' costs and ability to operate. The platforms would likely seek to pass through any increase in costs to lenders such as the Fund. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions generally also could impact the manner in which the marketplace lending industry conducts its business. In addition, Congress, the states and regulatory agencies could further regulate the consumer credit industry in ways that would make it more difficult to collect payments on Marketplace Loans. The regulatory environment in which financial institutions operate has become increasingly complex and robust, and following the financial crisis of 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. Additionally, in May 2016, the U.S. Treasury Department issued a white paper regarding its review of the online marketplace lending industry. The white paper provided policy recommendations, highlighted the benefits and risks associated with online marketplace lending and set forth certain best practices applicable to established and emerging market participants, among other things. The white paper is part of a multi-stage process led by the U.S. Treasury Department, in consultation with other regulatory agencies, to inform appropriate policy responses. The U.S. Treasury Department's focus on marketplace lending signifies the increasing spotlight on the industry and could ultimately result in significant and sweeping changes to the current regulatory framework governing marketplace lending. In addition, some states such as California are requesting information from marketplace lenders. See "Risks Associated with Recent Events in the Marketplace Lending Industry" below.

Risk of Adverse Market and Economic Conditions. Marketplace Loan default rates, and marketplace lending generally, may be significantly affected by economic downturns or general economic conditions beyond the control of any borrowers. In particular, default rates on Marketplace Loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on the Marketplace Loans to increase. A substantial increase in default rates, whether due to market and economic conditions or otherwise, could adversely impact the viability of the overall marketplace lending industry.

Risk of Inadequate Guarantees and/or Collateral of Marketplace Loans. To the extent that the obligations under a Marketplace Loan are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower to the loan default on its payments. Similarly, to the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan. For example, with respect to real estate-related loans, which include loans used for financing real estate-related transactions, the real property security for a Marketplace Loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Marketplace Loan, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

Risk of Regulation as an Investment Company or an Investment Adviser. If platforms or any related entities are required to register as investment companies under the 1940 Act or as investment advisers under the Investment Advisers Act of 1940, their ability to conduct business may be materially adversely affected, which may result in such entities being unable to perform their obligations with respect to their Marketplace Loans, including applicable indemnity, guaranty, repurchasing and servicing obligations, and any contracts entered into by a platform or related entity while in violation of the registration requirements may be voidable.

Risks Associated with Recent Events in the Marketplace Lending Industry. The marketplace lending industry is heavily dependent on investors for liquidity and there has been decreasing interest from institutional investors in purchasing Marketplace Loans (due both to yield considerations as well as reactions to the recent events described below), causing some platforms to increase rates. In addition, there is concern that a weakening credit cycle could stress servicing of Marketplace Loans and result in significant losses.

Concerns have recently been raised pertaining to certain loan identification practices and other compliance related issues of LendingClub. The circumstances surrounding these events have increased the volatility in the industry and have caused some institutional investors to retrench from purchasing Marketplace Lending Instruments, either from LendingClub specifically or in general with respect to any Marketplace Lending Instruments. The occurrence of any additional negative business practices involving a marketplace lending platform, or the inability for marketplace lending platforms to assure investors and other market participants of its ability to conduct business practices acceptable to borrowers and investors, may significantly and adversely impact the platforms and/or the marketplace lending industry as a whole and, therefore, the Fund's investments in Marketplace Lending Instruments.

There has been increased regulatory scrutiny of the marketplace lending industry, including the recent U.S. Department of the Treasury white paper, the Office of the Comptroller of the Currency white paper and state investigations into marketplace lending platforms in California and New York. In addition, an increasing number of lawsuits have been filed alleging that the platforms are the true lender and not the funding banks. See "Regulatory and Other Risks Associated with Platforms and Marketplace Loans" above.

Servicer Risk. The Fund expects that all of its direct and indirect investments in loans originated by marketplace lending platforms will be serviced by a platform or a third party servicer. However, the Fund's investments could be adversely impacted if a platform that services the Fund's investments becomes unable or unwilling to fulfill its obligations to do so. In the event that the servicer is unable to service the loans, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund's investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund's investments could be re-characterized as secured loans from the Fund to the platform, which could result in uncertainty, costs and delays from having the Fund's investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. To the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund. See Regulatory and Other Risks Associated with Platforms and Marketplace Loans" above.

Small and Mid-Capitalization Investing Risk. The Fund may gain exposure to the securities of small capitalization companies, mid capitalization companies and recently organized companies. For example, the Fund may invest in securities of marketplace lending platforms or may gain exposure to other small capitalization, mid capitalization and recently organized companies through investments in the borrowings of such companies facilitated through a marketplace lending platform. Historically, such investments, and particularly investments in smaller capitalization companies, have been more volatile in price than those of larger capitalized, more established companies. Many of the risks that apply to small capitalization companies apply equally to mid-capitalization companies, and such companies are included in the term "small capitalization companies" for the purposes of this risk factor. The securities of small capitalization and recently organized companies pose greater investment risks because such companies may have limited product lines, distribution channels and financial and managerial resources. In particular, small capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial and technical personnel. The equity securities of marketplace lending platforms or other issuers that are small capitalization companies are often traded over the counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange. Investments in instruments issued by, or loans of, small capitalization companies may also be more difficult to value than other types of investments because of the foregoing considerations as well as, if applicable, lower trading volumes. Investments in companies with limited or no operating histories are more speculative and entail greater risk than do investments in companies with an established operating record.

SME Loans Risk. The businesses of SME loan borrowers may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments, among other concerns, which may adversely affect the ability of such borrowers to make principal and interest payments on the SME loans. See also "Small and Mid Capitalization Investing Risk" above.

Student Loans Risk. In general, the repayment ability of borrowers of student loans, as well as the rate of prepayments on student loans, may be influenced by a variety of economic, social, competitive and other factors, including changes in interest rates, the availability of alternative financings, regulatory changes affecting the student loan market and the general economy. For instance, certain student loans may be made to individuals who generally have higher debt burdens than other individual borrowers (such as students of post-secondary programs). The effect of the foregoing factors is impossible to predict.

Treatment of Marketplace Lending Instruments Purchased by the Fund under Federal Securities Laws. The Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of "securities" issued by the originating platforms under the Securities Act. If the Marketplace Lending Instruments purchased by the Fund, such as whole loans, are deemed to be "securities" under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the Marketplace Lending Instruments that are securities, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an "offering memorandum" that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state.

There is no bright line test to determine whether notes evidencing loans should be deemed "securities" within the purview of the SEC. In general, a determination of whether a note evidencing a loan is a security under the Securities Act is subject to an analysis of the facts and circumstances of the transaction involving the issuance of the notes. To the extent certain Marketplace Lending Instruments, such as whole loans, are not, in the future, deemed to be "securities" under the Securities Act, the Fund would not be able to seek the remedies described above with respect to such instruments.

Valuation Risk. Many of the Fund's investments may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund will value such investments in accordance with fair value procedures adopted by the Board of Directors. Valuation of illiquid investments may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such investments may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund.

Tax Risk. The treatment of Marketplace Loans and other Marketplace Lending Instruments for tax purposes is uncertain. In addition, changes in tax laws or regulations, or interpretations thereof, in the future could adversely affect the Fund, including its ability to qualify as a regulated investment company, or the participants in the marketplace lending industry. Investors should consult their tax advisors as to the potential tax treatment of Shareholders.

* * *

LIMITS OF RISK DISCLOSURES. The above discussions of the various risks that are associated with the Fund and its Shares and the related discussion of risks in the SAI include the material risks involved with an investment in the Fund of which the Fund is currently aware. Prospective investors should read this entire Prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund's investment program changes or develops over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

NON-LISTED CLOSED-END FUND

The Fund is organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, the Shares will not be redeemable at an investor's option and, unlike traditional listed closed-end funds, the Shares will not initially be listed on any securities exchange. Therefore, investors should not expect to be able to sell their Shares regardless of how the Fund performs. Although the Fund intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements, investors should consider that they may not have access to the money they invest for an indefinite period of time. The Fund is designed for long-term investors and an investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. An investment in the Shares is not suitable for investors who might need access to the money they invest in the foreseeable future. The Fund does not expect a secondary market in the Shares to develop unless the Shares are listed on a securities exchange, if at all. There can be no assurance that the Fund will be able to meet the listing eligibility requirements of a securities exchange or that trading on a securities exchange will create sufficient liquidity for investors in the Shares. Accordingly, the Fund may not be suitable for investors who cannot bear the risk of loss of all or part of their investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See *"INVESTOR SUITABILITY."*

MANAGEMENT OF THE FUND

THE BOARD OF DIRECTORS. The Board has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. A majority of the Board is and will be persons who are not "interested persons," as defined in Section 2(a)(19) of the Investment Company Act (the "Independent Directors"). To the extent permitted by the Investment Company Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the applicable fund, any committee of such board, or service providers. See "BOARD OF DIRECTORS AND OFFICERS" in the Fund's SAI for the identities of the Directors and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

THE INVESTMENT MANAGER AND SUB-ADVISERS. Vivaldi Asset Management, LLC serves as the investment adviser (the "Investment Manager") of the Fund and will be responsible for determining and implementing the Fund's overall investment strategy, including selecting each Sub-Adviser and determining the amount of the Fund's assets to allocate to each Sub-Adviser. The Investment Manager is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. As of ~~December~~March 31, ~~2016~~2017 the Investment Manager ~~and its affiliates~~ had assets under management of approximately $~~1.55~~735 ~~b~~million.

Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund's assets allocated to it by the Investment Manager. Founded in 2000, RiverNorth Capital Management, LLC ("RiverNorth") is located at 325 N. LaSalle Street, Suite 645, Chicago, Illinois 60654. RiverNorth is registered with the SEC as an investment adviser and manages, as of ~~December~~March 31, ~~2016~~2017, approximately $~~3.5~~3.6 billion for individuals and institutions, including limited partnerships, mutual funds and employee benefit plans. Founded in 2009, Angel Oak Capital Advisors, LLC ("Angel Oak") is located at 3060 Peachtree Road NW, Suite 500, Atlanta, Georgia 30305. Angel Oak is registered with the SEC as an investment adviser and manages, as of ~~December~~March 31,

~~2016~~2017, approximately $~~5.5~~6.2 billion for pooled investment vehicles, investment companies, high net worth individuals and banking institutions.

The Investment Manager, the Sub-Advisers and their affiliates may serve as investment managers to other funds that have investment programs which are similar to the investment program of the Fund, and the Investment Manager and/or a Sub-Adviser or one of their affiliates may in the future serve as the investment manager or otherwise manage or direct the investment activities of other registered and/or private investment companies with investment programs similar to the investment program of the Fund. See *"CONFLICTS OF INTEREST."*

PORTFOLIO MANAGERS. The personnel of the Investment Manager and Sub-Advisers who currently have primary responsibility for management of the Fund (the "Portfolio Managers") are as follows:

MICHAEL PECK – Portfolio Manager – Mr. Peck, CFA, joined Vivaldi in February 2012 and is currently President and Co-Chief Investment Officer. Prior to Vivaldi, Mr. Peck was a Portfolio Manager at Coe Capital, LLC, a Chicago-based registered investment adviser, from March 2010 to December 2011. From June 2007 through March 2009, Mr. Peck was a paid consultant at various real estate and investment companies. From 2006 to 2008, Mr. Peck was a Senior Financial Analyst/Risk Manager at The Bond Companies. Mr. Peck graduated from Lehigh University with a Bachelor of Science in Accounting. Mr. Peck also holds a Master of Arts in Finance and a Masters in Business Administration (Real Estate Analysis and Financial Analysis) from DePaul University and is a Chartered Financial Analyst ("CFA").

SCOTT HERGOT – Portfolio Manager – Mr. Hergot joined Vivaldi in January 2013 and currently serves as both the Director of Research and Co-Chief Investment Officer. From 2010 to 2012, Mr. Hergott held both risk management and business development roles at Citadel – specifically the Pioneer Path platform of portfolio managers. Prior to Citadel, from 2003 to 2010, Mr. Hergott was a Portfolio Manager at Iron Partners, LLC, a fund of hedge funds, where he was responsible for sourcing managers and performing investment due-diligence. Mr. Hergott has a Bachelor of Arts degree in Business from Northeastern Illinois University.

BRIAN MURPHY – Portfolio Manager – Mr. Murphy joined Vivaldi in March 2014 as a Senior Research Analyst and currently serves as portfolio manager to the Fund. Mr. Murphy was previously a Director at Voyager Management, LLC ("Voyager Management"), a fund of hedge fund firm, from 2010 to 2014. Prior to Voyager Management, from 2009 to 2010, Mr. Murphy was Derivatives Product Specialist at Analytic Investors, specializing in quantitative derivative hedge fund strategies. Mr. Murphy was also an Analyst at Iron Partners, LLC, a fund of hedge fund firm, from 2007 to 2009, where he was primarily responsible for covering hedged equity, equity trading, derivative and structured product services. Mr. Murphy graduated from Miami University with a Bachelor of Science in Finance.

KYLE MOWERY – Portfolio Manager – Mr. Mowery joined Vivaldi in February 2015 and currently serves as portfolio manager to the Fund. Mr. Mowery is also Managing Partner of GrizzlyRock Capital, LLC ("GrizzlyRock"). Mr. Mowery graduated from the University of Chicago Booth School of Business with a Master of Business Administration degree and from the University of California, Los Angeles with a Bachelor of Arts in Economics. Prior to founding GrizzlyRock in 2012, Mr. Mowery served in Leveraged Finance at BMO. Before joining BMO in 2010, Mr. Mowery was an Analyst at McDonnell Investment Management, LLC. Before joining McDonnell Investment Management in 2007, Mr. Mowery was an Analyst at Pacific Alternative Asset Management Company.

JEFF O'BRIEN – Portfolio Manager – Mr. O'Brien joined Vivaldi in 2014 and currently serves as portfolio manager to the Fund in addition to two hedge funds and several separately managed accounts. Prior to joining Vivaldi, Mr. O'Brien was the Founder and Managing Member of Glenfinnen Capital, LLC ("Glenfinnen") which served as the investment advisor for two merger arbitrage hedge funds. Prior to founding Glenfinnen in April 2000, Mr. O'Brien served as a portfolio manager and research analyst on the risk arbitrage desk at First Capital Alliance for five years and before that as a credit analyst at NationsBank. Mr. O'Brien earned a B.S. in Finance from Indiana University.

DANIEL LANCZ – Portfolio Manager – Mr. Lancz has been a Portfolio Manager with Vivaldi since December 2014. Prior to joining Vivaldi, Mr. Lancz served as Director of Research for Glenfinnen and oversees the investment research for two merger arbitrage hedge funds. Prior to joining Glenfinnen in 2003, Mr. Lancz was the Director of Research of a merger arbitrage hedge fund, Augusta Capital Management. Mr. Lancz earned a B.S. from Miami University, located in Oxford, Ohio.

PATRICK W. GALLEY – Portfolio Manager – Mr. Galley joined RiverNorth in 2004 and serves as Chief Investment Officer and Portfolio Manager. Mr. Galley heads the firm's research and investment teams and oversees all portfolio management activities at RiverNorth. Mr. Galley also serves as the President and Chairman of RiverNorth's proprietary funds. Prior to joining RiverNorth, Mr. Galley was Vice President at Bank of America in the Global Investment Bank's Portfolio Management group. At

Bank of America, he specialized in analyzing and structuring corporate transactions for investment management firms in addition to closed-end and open-end funds, hedge funds, funds of funds, structured investment vehicles and insurance/reinsurance companies. Mr. Galley graduated with honors from Rochester Institute of Technology with a B.S. in Finance. He has received the Chartered Financial Analyst (CFA) designation, and is a member of both the CFA Institute and the CFA Society of Chicago.

STEPHEN O'NEILL – Portfolio Manager – Mr. O'Neill joined RiverNorth in 2007 and serves as Portfolio Manager. He co-manages the firm's closed-end fund trading strategies. Mr. O'Neill is also a member of the asset allocation team and helps to oversee the firm's research analysts. Prior to joining RiverNorth, Mr. O'Neill was Assistant Vice President at Bank of America in the Global Investment Bank's Portfolio Management group. At Bank of America he specialized in the corporate real estate, asset management and structured finance industries. Mr. O'Neill graduated Magna Cum Laude from Miami University of Ohio with a B.S. in Finance and a minor in Economics. He has received the Chartered Financial Analyst (CFA) designation, and is a member of both the CFA Institute and the CFA Society of Chicago.

SAM DUNLAP – Portfolio Manager – Mr. Dunlap joined Angel Oak Capital Advisors in 2009 and is a Managing Director and Senior Portfolio Manager at the firm. Mr. Dunlap serves as a Portfolio Manager of the Angel Oak Multi-Strategy Income Fund and the Angel Oak Flexible Income Fund, and is also responsible for managing the separately managed accounts for Angel Oak clients, primarily depository institutions. He also focuses on building and managing strategies within the RMBS market as well as managing the interest rate risk exposure across the Angel Oak funds and managed accounts.

Mr. Dunlap began his capital markets career in 2002 and has investment experience across multiple sectors of the fixed income markets. Prior to joining Angel Oak in 2009, Mr. Dunlap spent six years marketing and structuring interest rate derivatives with SunTrust Robinson Humphrey where he focused on both interest rate hedging products and interest rate linked structured notes. Mr. Dunlap's previous experience included two years at Wachovia in Charlotte, NC supporting the agency mortgage pass-through trading desk. Mr. Dunlap received a B.A. in Economics from the University of Georgia.

BERKIN KOLOGLU – Portfolio Manager – Mr. Kologlu joined Angel Oak Capital Advisors in 2013 and is a Managing Director and Senior Portfolio Manager at the firm. Mr. Kologlu serves as a Portfolio Manager of the Angel Oak Multi-Strategy Income Fund and the Angel Oak High Yield Opportunities Fund. Mr. Kologlu has 14 years' experience in fixed income products and focuses on building and managing strategies within the collateralized loan obligation ("CLO") market.

Mr. Kologlu spent the previous six years as an Executive Director at UBS, covering structured products and client solutions. Prior to UBS, Mr. Kologlu worked at Bank of America, where he focused on the structuring and marketing of CLOs and synthetic collateralized debt obligations ("CDOs") backed by corporate credit. Before Bank of America, Mr. Kologlu worked in Turkey as a commercial banker, where he was responsible for lending to large cap corporations. Mr. Kologlu received his M.B.A. from Duke University's Fuqua School of Business and his B.S. in Civil Engineering from Bogazici University in Istanbul, Turkey.

THE INVESTMENT MANAGEMENT AGREEMENT. The Investment Management Agreement between the Investment Manager and the Fund became effective as of [   ]August 14, 2017, and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Directors of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See "*VOTING.*" The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act), and is terminable at any time without penalty upon sixty (60) days' written notice to the Fund by either the Board or the Investment Manager. A discussion regarding the basis for the Board's approval of the Investment Management Agreement will be available in the Fund's first annual or semi-annual report to Shareholders, which will cover the period from commencement of the Fund's operations to March 31 or September 30, whichever occurs first.

The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Investment Manager and any partner, director, officer or employee of the Investment Manager, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Fund. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund, of the Investment Manager or any partner, director, officer or employee of the Investment Manager, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Fund, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund.

See "INVESTMENT MANAGEMENT AND OTHER SERVICES – The Sub-Advisers" in the SAI for a discussion of the sub-advisory agreements among the Fund, the Investment Manager and each Sub-Adviser.

INVESTMENT MANAGEMENT FEE

The Fund pays to the Investment Manager an investment management fee (the "Investment Management Fee") in consideration of the advisory and other services provided by the Investment Manager to the Fund. Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Manager a management fee payable on a monthly basis at the annual rate of 1.40% of the Fund's average daily Managed Assets for the services and facilities it provides. Pursuant to a separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay RiverNorth Capital Management, LLC a sub-advisory fee payable on a monthly basis at the annual rate of [——]1.00% of its portion of the Fund's average daily Managed Assets for the services it provides. Pursuant to a separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay Angel Oak Capital Advisors, LLC a sub-advisory fee payable on a monthly basis at the annual rate of [——]0.80% of its portion of the Fund's average daily Managed Assets for the services it provides. "Managed Assets" means the total assets of the Fund, including leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding). As a result, the Investment Manager and the Sub-Advisers are paid more if the Fund uses leverage, which creates a conflict of interest for the Investment Manager and the Sub-Advisers. The Investment Manager and the Sub-Advisers will seek to manage that potential conflict by utilizing leverage only when they determine such action is in the best interests of the Fund. The Investment Management Fee will be computed as of the last business day of each month, and will be due and payable in arrears within thirty-five (35) business days after the end of the month.

INVESTOR SUITABILITY

An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose money or your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in the Shares with respect to the investor's investment objectives and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. Investors will not be able to redeem Shares on a daily basis because the Fund is a closed-end fund. The Shares are not currently traded on an active market and there is currently no secondary market for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future unless the Shares are listed on a securities exchange, if at all.

DISTRIBUTOR

Foreside Fund Services, LLC (the "Distributor") is the distributor (also known as principal underwriter) of the Shares of the Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Distributor is not affiliated with the ~~Advisor~~Investment Manager or any other service provider for the Fund.

Under a Distribution Agreement with the Fund, the Distributor acts as the agent of the Fund in connection with the continuous offering of shares of the Fund. The Distributor continually distributes shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Fund.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the Fund. With respect to certain financial intermediaries and related fund "supermarket" platform arrangements, the Fund and/or the Adviser, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary's procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote shares depending upon their arrangement with the intermediary. The Distributor does not receive compensation from the Fund for its distribution services. The Investment Adviser pays the Distributor a fee for certain distribution-related services.

The following table summarizes the compensation payable to the Distributor in connection with this offering.

Agreement	Fees	Maximum Fee
Distribution Services Agreement	Distribution Services[1]	$70,000[3]
Securities Activities and Services Agreement	Registered Representative Services[2]	$33,500[3]

[1] The Distributor is compensated by the Investment Manager (and not the Fund) for providing certain distribution services, including out-of-pocket expenses. The fee is subject to a minimum annual fee of $15,000 and the total fee to be received by the Distributor for the initial three-year period of the offering shall not exceed $45,000 and total out-of-pocket expenses pursuant to the Distribution Services Agreement shall not exceed $25,000 over the initial three-year period of the offering.

[2] The Distributor is compensated by the Investment Manager (and not the Fund) for providing registered representative registration services to the Investment Manager. The Distributor will be paid a fee of $21,000 over the initial three-year period of the offering, plus expenses, which will not exceed $12,500 over the initial three-year period of the offering.

[3] Paid by the Investment Manager and not the Fund.

Pursuant to the Distribution Agreement, the Distributor is solely responsible for its costs and expenses incurred in connection with its qualification as a broker-dealer under state or federal laws. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities. Specifically, the Distribution Agreement provides that the Fund ~~and the Investment Manager~~ will indemnify, defend and hold the Distributor, its ~~employees, agents~~affiliates and each of their respective members, managers, directors ~~and~~, officers, employees, representatives and any person who controls or previously controlled the Distributor free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) arising out of or ~~based upon (i) any material action (or omission to act) of the Distributor or its agents taken in connection with~~relating to (i) the Distributor serving as distributor of the Fund pursuant to the Distribution Agreement; ~~provided that such action (or omission to act) is taken without willful misfeasance, gross negligence or reckless disregard by the Distributor of its duties and~~(ii) the Fund's breach of any of its obligations ~~under~~, representations, warranties or covenants contained in the Distribution Agreement; (iii~~) any untrue or alleged~~) the Fund's failure to comply with any applicable securities laws or regulations; or (iv) any claim that the Fund's registration statement, prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Fund (as from time to time amended) include or included an untrue statement of a material fact ~~contained in the Prospectus or related offering materials or any omission or alleged omission~~or omitted to state a material fact required to be stated ~~in the Prospectus or related offering materials~~therein or necessary in order to make the statements ~~in any Prospectus or related offering materials~~therein not misleading~~, unless such~~ under the Securities Act of 1933, as amended, or any other statute or the common law, any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein Shares of the Fund are sold; provided, however, that the Fund's indemnification obligation shall not be deemed to cover any losses arising out of any untrue statement or alleged untrue statement or omission ~~was made~~or alleged omission made in the Fund's registration statement, prospectus, annual or interim report, or any such advertising materials or sales literature in reliance upon~~,~~ and in conformity with~~,~~ information relating to the Distributor and furnished ~~in writing~~ to the Fund or ~~the Investment Manager in connection with the preparation of the Fund's Prospectus or related offering materials by or on behalf of the Distributor; (iii) any material breach of the agreements, representations, warranties and covenants by the Fund and the Investment Manager~~its counsel by the Distributor in writing and acknowledging the purpose of its use. In no event shall anything contained in the Distribution Agreement~~; or (iv) the reliance on or use by~~ be so construed as to protect the Distributor ~~or its agents or subcontractors of information, records, documents or services which have been prepared, maintained or performed by the Fund or the Investment Manager.~~against any liability to the Fund or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under the Distribution Agreement or by reason of its reckless disregard of its obligations under the Distribution Agreement.

There is no minimum aggregate amount of Shares required to be purchased in any offering.

~~The Investment Manager and/or its affiliates may make payments to selected affiliated or unaffiliated third parties (including the parties who have entered into selling agreements with the Distributor) from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager's and/or affiliates' own assets and will not represent an additional charge to the Fund. The amount of such payments may be significant and the prospect of receiving any such payments may provide such third parties or their employees with an incentive to favor sales of Shares of the Fund over other investment options. Contact your financial intermediary for details about revenue sharing payments it receives or may receive.~~

ADMINISTRATION

The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs. The Administrator provides such services to the Fund pursuant to an administration agreement between the Fund and the Administrator (the "Administration Agreement"). The Administrator is responsible directly or through its agents for, among other things, providing the following services to each of the Fund; (1) maintaining a list of Shareholders and generally performing all actions related to the issuance and any repurchase of Shares of the Fund, if any, including delivery of trade confirmations and capital statements; (2) providing certain administrative, clerical and bookkeeping services; (3) providing transfer agency services, services related to the payment of distributions, and accounting services; (4) computing the NAV of the Fund in accordance with U.S. generally accepted accounting principles ("GAAP") and procedures defined in consultation with the Investment Manager; (5) overseeing the preparation of semi-annual and annual financial statements of the Fund in accordance with GAAP, quarterly reports of the operations of the Fund and information required for tax returns; (6) supervising regulatory compliance matters and preparing certain regulatory filings; and (7) performing additional services, as agreed upon, in connection with the administration of the Fund. The Administrator may from time to time delegate its responsibilities under the Administration Agreement to one or more parties selected by the Administrator, including its affiliates or affiliates of the Investment Manager.

In consideration for these services, the Fund pays the Administrator ~~a minimum monthly administration fee of $2,500, or $30,000 on an annualized basis (the "Administration Fee"). The Administration Fee is paid to~~an annual fee of 0.06% of the Fund's net assets. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee of $75,000 paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator. This fee structure generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and record keeping, and custody administration services provided by UMB Fund

Services, Inc. or its affiliates. The Fund also reimburses the Administrator ~~out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for~~for certain out-of-pocket expenses ~~relating to services provided to the Fund, and receives a fee for transfer agency services. The Administration Fee and the other terms of the Administration Agreement may change from time to time as may be agreed to by the Fund and the Administrator.~~.

The Administration Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Administrator and any partner, director, officer or employee of the Administrator, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of administration services for the Fund. The Administration Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund or the Administrator, or any partner, director, officer or employee of the Administrator, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to such fund, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to such fund.

CUSTODIAN

UMB Bank, N.A. (the "Custodian"), an affiliate of the Administrator, serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Investment Manager or the Sub-Advisers or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 1010 Grand Blvd., Kansas City, MO 64106.

FUND EXPENSES

The Fund will pay all of its expenses, or reimburse the Investment Manager or its affiliates to the extent they have previously paid such expenses on behalf of the Fund. The expenses of the Fund include, but are not limited to, any fees and expenses in connection with the offering and issuance of Shares; all fees and expenses reasonably incurred in connection with the operation of the Fund; all fees and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with the Fund's investments, and enforcing the Fund's rights in respect of such investments; quotation or valuation expenses; the Investment Management Fee and the Administration Fee; brokerage commissions; interest and fees on any borrowings by the Fund; professional fees; research expenses (including, without limitation, expenses of consultants who perform fund manager due diligence research); fees and expenses of outside legal counsel (including fees and expenses associated with the review of documentation for prospective investments by the Fund), including foreign legal counsel; accounting, auditing and tax preparation expenses; fees and expenses in connection with any repurchase offers and any repurchases or redemptions of Shares; taxes and governmental fees (including tax preparation fees); fees and expenses of any custodian, subcustodian, transfer agent, and registrar, and any other agent of the Fund; all costs and charges for equipment or services used in communicating information regarding the Fund's transactions with any custodian or other agent engaged by the Fund; bank services fees; costs and expenses relating to any amendment of the organizational documents of the Fund; expenses of preparing, amending, printing, and distributing the Prospectus and any other sales material (and any supplements or amendments thereto), reports, notices, other communications to Shareholders, and proxy materials; expenses of preparing, printing, and filing reports and other documents with government agencies; expenses of Shareholders' meetings, including the solicitation of proxies in connection therewith; expenses of corporate data processing and related services; shareholder recordkeeping and account services, fees, and disbursements; expenses relating to investor and public relations; fees and expenses of the members of the Board who are not employees of the Investment Manager or its affiliates; insurance premiums; Extraordinary Expenses (as defined below); and all costs and expenses incurred as a result of dissolution, winding-up and termination of the Fund. The Fund may need to sell portfolio securities to pay fees and expenses, which could cause the Fund to realize taxable gains.

"Extraordinary Expenses" means all expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute and the amount of any judgment or settlement paid in connection therewith, or the enforcement of the rights against any person or entity; costs and expenses for indemnification or contribution payable to any person or entity; expenses of a reorganization, restructuring or merger, as applicable; expenses of holding, or soliciting proxies for, a meeting of shareholders (except to the extent relating to items customarily addressed at an annual meeting of a registered closed-end management investment company); and the expenses of engaging a new administrator, custodian or transfer agent.

The Investment Manager will bear all of its expenses and costs incurred in providing investment advisory services to the Fund, including Sub-Advisers' fees as well as travel and other expenses related to the selection and monitoring of investments. In addition, the Investment Manager is responsible for the payment of the compensation and expenses of those officers of the Fund affiliated with the Investment Manager, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law.

The Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or the Shareholders.

The Fund's fees and expenses will decrease the net profits or increase the net losses of the Fund that are credited to Shareholders.

VOTING

Each Shareholder will have the right to cast a number of votes, based on the number of such Shareholder's Shares, at any meeting of Shareholders called by the Board. Except for the exercise of such voting privileges, Shareholders will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

CONFLICTS OF INTEREST

The Fund may be subject to a number of actual and potential conflicts of interest.

The Investment Manager, the Sub-Advisers and their affiliates engage in financial advisory activities that are independent from, and may from time to time conflict with, those of the Fund. In the future, there might arise instances where the interests of such affiliates conflict with the interests of the Fund. The Investment Manager, the Sub-Advisers and their affiliates may provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund) which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund; which may compete with the Fund for investment opportunities; and which may, subject to applicable law, co-invest with the Fund in certain transactions. In addition, the Investment Manager, the Sub-Advisers and their affiliates and respective clients may themselves invest in securities that would be appropriate for the Fund. By acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Although the Investment Manager, the Sub-Advisers and their affiliates will seek to allocate investment opportunities among the Fund and their other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Investment Manager, the Sub-Advisers or their affiliates will be appropriate for the Fund or will be referred to the Fund. The Investment Manager, the Sub-Advisers and their affiliates are not obligated to refer any investment opportunity to the Fund.

The directors, partners, trustees, managers, members, officers and employees of the Investment Manager, the Sub-Advisers and their affiliates may buy and sell securities or other investments for their own accounts (including through funds managed by the Investment Manager, the Sub-Advisers or their affiliates). As a result of differing trading and investment strategies or constraints, investments may be made by directors, partners, trustees, managers, members, officers and employees that are the same, different from or made at different times than investments made for the Fund. To reduce the possibility that the Fund will be materially adversely affected by the personal trading described above, the Fund, the Investment Manager and each Sub-Adviser have individually adopted codes of ethics (collectively, the "Codes of Ethics") in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the portfolio transactions of the Fund. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public

Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by email at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

OUTSTANDING SECURITIES

As of the date of this Prospectus, there were no outstanding Shares of the Fund.

OPTIONAL LIQUIDITY EVENT

The Fund currently intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements. If the Fund lists the Shares on a securities exchange, there can be no assurance that a secondary market will develop for the Shares. Because shares of listed closed-end funds frequently trade at a discount to net asset value, even if investors are able to sell their Shares, they may receive less than their purchase price and the then current net asset value per Share. This risk is separate and distinct from the risk that the Fund's net asset value will decline. If the Fund is unable to list the Shares on a securities exchange, it may in its sole discretion, but is not required to, seek to complete some other form of "Liquidity Event" intended to provide liquidity for the holders of the Shares (the "Shareholders"). A "Liquidity Event" could include (i) a merger or other transaction approved by the Board of Directors in which Shareholders receive cash or shares of a publicly traded company, (ii) the sale of all or substantially all of the Fund's assets followed by a distribution of proceeds to Shareholders in liquidation of the Fund, (iii) converting to an "interval" fund pursuant to Rule 23c-3 under the 1940 Act by adopting a fundamental policy to conduct quarterly repurchases in accordance with the requirements of such rule, or (iv) conducting a one time or recurring tender offer to repurchase up to 100% of the outstanding Shares, in the aggregate, at a price equal to the then current net asset value per Share, or a percentage of the then current net asset value per Share.

TRANSFERS OF SHARES

No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Notice of a proposed transfer of a Share must also be accompanied by a properly completed investor application in respect of the proposed transferee. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder's expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. The Board generally will not consent to a transfer of Shares by a Shareholder unless (i) such transfer is to a single transferee, or (ii) if, after the transfer of the Shares, the balance of the account of each of the transferee and transferor is less than $1,000. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys' and accountants' fees, incurred by the Fund in connection with the transfer.

Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Fund's bylaws, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Fund's bylaws If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.

By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Investment Manager, and each other Shareholder, and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Fund's bylaws or any misrepresentation made by that Shareholder in connection with any such transfer.

ANTI-MONEY LAUNDERING

If the Fund, the Investment Manager or any governmental agency believes that the Fund has sold Shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund, the Investment Manager or such governmental agency may freeze the assets of such person or entity invested in the Fund or suspend any repurchase of Shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the investor.

CREDIT FACILITY

The Fund may enter into one or more credit agreements or other similar agreements negotiated on market terms (each, a "Borrowing Transaction") with one or more banks or other financial institutions which may or may not be affiliated with the Investment Manager (each, a "Financial Institution") as chosen by the Investment Manager and approved by the Board. The Fund may borrow under a credit facility for a number of reasons, including without limitation, to pay fees and expenses, to make annual income distributions and to satisfy certain repurchase offers in a timely manner to ensure liquidity for the investors. To facilitate such Borrowing Transactions, the Fund may pledge its assets to the Financial Institution.

CALCULATION OF NET ASSET VALUE

GENERAL

The Administrator calculates the Fund's NAV as of the close of business on each business day and at such other times as the Board may determine, including in connection with any repurchases of Shares, in accordance with the procedures described below or as may be determined from time to time in accordance with policies established by the Board (each, a "Determination Date").

The Fund's Valuation Committee will oversee the valuation of the Fund's investments on behalf of the Fund. The Board has approved valuation procedures for the Fund (the "Valuation Procedures"). Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant Determination Date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant Determination Date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers, in accordance with the Valuation Procedures. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant Determination Date at the time net asset value is determined. The mid-point of the last bid and the last ask is also known as the 'mark'.

Fixed-income securities with a remaining maturity of sixty (60) days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service. Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager or a Sub-Adviser not to reflect market value will be valued based upon broker-supplied quotations in accordance with the Valuation Procedures, provided that if such quotations are unavailable or are believed by the Investment Manager or a Sub-Adviser not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the Valuation Procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Investment Manager or a Sub-Adviser at amortized cost, which the Board has determined to approximate fair value. All other instruments held by the Fund will be valued in accordance with the Valuation Procedures.

If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager or a Sub-Adviser not to reflect the market value, the Valuation Committee will make a determination in good faith of the fair value of the security in accordance with the Valuation Procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the NAV of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

The Investment Manager and/or the Sub-Advisers act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Investment Manager and/or the Sub-Advisers or their affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, given that the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund's net asset value if the judgments of the Board or the Valuation Committee regarding appropriate valuations should prove incorrect.

SUSPENSION OF CALCULATION OF NET ASSET VALUE

As noted above, the Administrator calculates the Fund's NAV as of the close of business on each business day. However, there may be circumstances where it may not be practicable to determine an NAV, such as during any period when the principal stock exchanges for securities in which the Fund has invested its assets are closed other than for weekends and customary holidays (or when trading on such exchanges is restricted or suspended). In such circumstances, the Board (after consultation with the Investment Manager) may suspend the calculation of NAV. The Fund will not accept subscriptions for Shares if the calculation of NAV is suspended, and the suspension may require the termination of a pending repurchase offer by the Fund, if one is extended as an Optional Liquidity Event, (or the postponement of the valuation date for a repurchase offer). Notwithstanding a suspension of the calculation of NAV, the Fund will be required to determine the value of its assets and report NAV in its semi-annual and annual reports to Shareholders, and in its reports on Form N-Q filed with the SEC after the end of the first and third quarters of the Fund's fiscal year. The Administrator will resume calculation of the Fund's NAV after the Board (in consultation with the Investment Manager) determines that conditions no longer require suspension of the calculation of NAV.

TAXES

INTRODUCTION

The following is a summary of certain material federal income tax consequences of acquiring, holding and disposing of Shares. Because the federal income tax consequences of investing in the Fund may vary from Shareholder to Shareholder depending on each Shareholder's unique federal income tax circumstances, this summary does not attempt to discuss all of the federal income tax consequences of such an investment. Among other things, except in certain limited cases, this summary does not purport to deal with persons in special situations (such as financial institutions, non U.S. persons, insurance companies, entities exempt from federal income tax, regulated investment companies, dealers in commodities and securities and pass through entities). Further, to the limited extent this summary discusses possible foreign, state and local income tax consequences, it does so in a very general manner. Finally, this summary does not purport to discuss federal tax consequences (such as estate and gift tax consequences other than those arising under the federal income tax laws). ***You are therefore urged to consult your tax advisers to determine the federal, state, local and foreign tax consequences of acquiring, holding and disposing of Shares.***

The following summary is based upon the Code as well as administrative regulations and rulings and judicial decisions thereunder, as of the date hereof, all of which are subject to change at any time (possibly on a retroactive basis). Accordingly, no assurance can be given that the tax consequences to the Fund or its shareholder will continue to be as described herein.

The Fund has not sought or obtained a ruling from the Internal Revenue Service (the "IRS") (or any other federal, state, local or foreign governmental agency) or an opinion of legal counsel as to any specific federal, state, local or foreign tax matter that may affect it. Accordingly, although this summary is considered to be a correct interpretation of applicable law, no assurance can be given that a court or taxing authority will agree with such interpretation or with the tax positions taken by the Fund.

Except where specifically noted, this summary relates solely to U.S. Shareholders. A U.S. Shareholder for purposes of this discussion is a person who is a citizen or a resident alien of the U.S., a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust if: (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

TAXATION OF THE FUND

The below is a summary of certain U.S. federal income tax considerations relevant under current law, which is subject to change. Except where otherwise specifically indicated, the discussion relates to investors who are individual U.S. citizens or residents. You should consult your own tax adviser regarding tax considerations relevant to your specific situation, including federal, state, local and non-U.S. taxes.

The Fund intends to qualify as a RIC under federal income tax law. As a RIC, the Fund will generally not be subject to federal corporate income taxes, provided that it distributes out to Shareholders their taxable income and gain each year. To qualify for treatment as a RIC, the Fund must meet three important tests each year.

First, the Fund must derive with respect to each taxable year at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income derived with respect to its business of investing in stock, securities or currencies, or net income derived from interests in qualified publicly traded partnerships.

Second, generally, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of its total assets in securities of the issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer), and no more than 25% of the value of the Fund's total assets may be invested in the securities of (1) any one issuer (other than U.S. government securities and securities of other regulated investment companies), (2) two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses, or (3) one or more qualified publicly traded partnerships.

Third, the Fund must distribute an amount equal to at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its tax-exempt income, if any, for the year.

The Fund intends to comply with this distribution requirement. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall is large enough, the Fund could be disqualified as a RIC. If for any taxable year the Fund were not to qualify as a RIC, all its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders. In that event, taxable Shareholders would recognize dividend income on distributions to the extent of the Fund's current and accumulated earnings and profits, and corporate Shareholders could be eligible for the dividends-received deduction.

The Code imposes a nondeductible 4% excise tax on RICs that fail to distribute each year an amount equal to specified percentages of their ordinary taxable income and capital gain net income (excess of capital gains over capital losses). The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax.

Certain of the Fund's investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in debt obligations that will be treated as having "market discount" and/or original issue discount ("OID") for U.S. federal income tax purposes. Additionally, some of the CLOs in which the Fund invests may constitute passive foreign investment companies, or under certain circumstances, controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Fund shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

Distributions To Shareholders. The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. In general, distributions will be taxable to you for federal, state and local income tax purposes unless you are a tax-exempt entity, including qualified retirement plans or individual retirement accounts. Distributions are taxable whether they are received in cash or reinvested in Fund Shares. A Shareholder may thus recognize income and gains taxable for federal, state and local income tax purposes and not receive any cash distributions to pay any resulting taxes.

Fund distributions, if any, that are attributable to "qualified dividend income" or "long-term capital gains" earned by the Fund would be taxable to non-corporate Shareholders at reduced rates. Shareholders must have owned the Fund Shares for at least sixty-one (61) days during the one hundred twenty-one (121) day period beginning sixty (60) days before the ex-dividend date to benefit from the lower rates on qualified dividend income. However, U.S. individuals with modified adjusted gross income exceeding $200,000 ($250,000 for married couples filing jointly) and trusts and estates with income above specified levels are subject to a 3.8% tax on their net investment income, which includes interest, dividends and capital gains.

Shareholders are generally taxed on any dividends from the Fund in the year they are actually distributed. Dividends declared in October, November or December of a year, and paid in January of the following year, will generally be treated for federal income tax purposes as having been paid to Shareholders on December 31st of the year in which the dividend was declared.

Expenses. As long as the Fund is not continuously offered pursuant to a public offering, regularly traded on an established securities market or does not have at least five hundred (500) shareholders at all times during the taxable year, certain expenses incurred by the Fund that if paid by an individual would be deductible only as "miscellaneous itemized deductions" are generally not deductible by the Fund. Instead each shareholder will be treated as if it received a dividend in an amount equal to its allocable share of the Fund's expenses and then having paid such expenses itself. For non-corporate taxpayers, such expenses will generally be itemized deductions and must be aggregated with certain other "miscellaneous itemized deductions" and may be deducted only to the extent such aggregate expenses exceed 2% of such taxpayer's adjusted gross income. Additionally itemized deductions will be reduced as a taxpayer's income exceeds certain thresholds. Finally such expenses are generally not deductible in computing the alternative minimum tax for non-corporate taxpayers.

Certain Withholding Taxes. The Fund may be subject to taxes, including foreign withholding taxes, attributable to investments of the Fund. If at the close of the Fund's taxable year more than 50% of the value of its assets consists of foreign stock or securities, the Fund will be eligible to elect, for federal income tax purposes, to treat certain foreign taxes paid by it, including generally any withholding and other foreign income taxes, as paid by its Shareholders. If the Fund so elects, the pro rata amount of such foreign taxes paid by the Fund will be included in its Shareholders' income and each such Shareholder will be entitled either (1) to credit that proportional amount of taxes against U.S. Federal income tax liability as a foreign tax credit or (2) to take that amount as an itemized deduction. The Fund does not expect to be able to make such election.

Sales, Exchanges And Redemptions. You will recognize taxable gain or loss on a sale, exchange or redemption of your shares in an amount equal to the difference between your tax basis in the shares and the amount you receive for them. Generally, this gain or loss will be long-term or short-term depending on whether your holding period exceeds twelve (12) months. Additionally, any loss realized on a disposition of shares of the Fund may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with other shares of the Fund within a period of sixty-one (61) days beginning thirty (30) days before and ending thirty (30) days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the shares acquired.

The Fund is required to compute and report the cost basis of shares sold or exchanged. The Fund has elected to use the First In, First Out ("FIFO") method, unless you instruct the Fund to select a different method, or choose to specifically identify your shares at the time of each sale or exchange. If your account is held by your broker or other advisor, they may select a different method. In these cases, please contact the holder of your shares to obtain information with respect to the available methods and elections for your account. You should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on your federal and state income tax returns.

IRAs and Other Tax Qualified Plans. In general, dividends received and gain or loss realized with respect to shares held in an IRA or other tax qualified plan are not currently taxable unless the Fund Shares were acquired with borrowed funds.

Pursuant to the Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction." A transaction may be a "reportable transaction" based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Investors should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Fund Shares.

U.S. Tax Treatment Of Foreign Shareholders. Nonresident aliens, foreign corporations and other foreign investors in the Fund will generally be exempt from U.S. federal income tax on Fund distributions attributable to net capital gains. However, the Fund does not expect to make significant distributions that will be designated as net capital gains. The exemption may not apply, however, if the investment in the Fund is connected to a trade or business of the foreign investor in the United States or if the foreign investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

Fund distributions attributable to other categories of Fund income, such as interest, and dividends from companies whose securities are held by the Fund, will generally be subject to a 30% withholding tax when paid to foreign shareholders. However, the Fund may be able to designate a portion of the distributions made as interest related dividends or short term capital gain dividends which are generally exempt from this withholding tax. The withholding tax may, however, be reduced (and, in some cases, eliminated) under an applicable tax treaty between the United States and a shareholder's country of residence or incorporation, provided that the shareholder furnishes the Fund with a properly completed Form W-8BEN or W-BEN-E to establish entitlement for these treaty benefits.

A foreign investor will generally not be subject to U.S. tax on gains realized on sales or exchanges of Fund shares unless the investment in the Fund is connected to a trade or business of the investor in the United States or if the investor is present in the United States for one hundred eighty-three (183) days or more in a year and certain other conditions are met.

In addition, the Fund will be required to withhold 30% tax on payments to foreign entities that do not meet specified information reporting requirements under the Foreign Account Tax Compliance Act.

All foreign investors should consult their own tax advisors regarding the tax consequences of an investment in the Fund in their country of residence.

State and Local Taxes. In addition to the U.S. federal income tax consequences summarized above, you may be subject to state and local taxes on distributions and redemptions. State income taxes may not apply, however, to the portions of the Fund's distributions, if any, that are attributable to interest on U.S. government securities.

Information Reporting And Backup Withholding. Under applicable "backup withholding" requirements, the Fund may be required in certain cases to withhold and remit to the IRS a percentage of taxable dividends or gross proceeds realized upon sale payable to Shareholders who have failed to provide a correct tax identification number in the manner required, or who are subject to withholding by the IRS for failure to properly include on their return payments of taxable interest or dividends, or who have failed to certify to the Fund that they are not subject to backup withholding when required to do so or that they are "exempt recipients." The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder's U.S. federal income tax liability and may entitle such a Shareholder to a refund, provided that the required information is timely furnished to the IRS.

OTHER TAX MATTERS

The preceding is a summary of some of the tax rules and considerations affecting Shareholders and the Fund's operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required. Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund.

ERISA AND CODE CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangements subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (an "ERISA Plan"), certain individual retirement accounts ("IRAs"), or certain Keogh plans, should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, the avoidance of prohibited transactions, and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor regulations provide that a fiduciary of the ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, whether the investment is designed reasonably to further the ERISA Plan's purposes, the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan and the proposed investment, the income taxes (if any) attributable to the investment, and the projected return of the investment relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with ERISA's fiduciary responsibilities and the foregoing considerations. If a fiduciary with respect to any such ERISA Plan breaches such responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach. Non-ERISA-covered IRAs and Keogh plans and other arrangements not subject to ERISA, but subject to the prohibited transaction rules of Section 4975 of the Code ("Code Plans"; together with ERISA Plans, "Plans"), should determine whether an investment in the Fund will violate those rules.

Because the Fund will be registered as an investment company under the Investment Company Act, the underlying assets of the Fund will not be considered "plan assets" of the Plans investing in the Fund for purposes of ERISA's fiduciary responsibility rules and ERISA and the Code's prohibited transaction rules. Thus, neither the Investment Manager nor any Sub-Adviser will be a fiduciary within the meaning of ERISA and the Code with respect to the assets of any Plan that becomes a Shareholder of the Fund, solely as a result of the Plan's investment in the Fund.

Certain prospective ERISA Plan investors may currently maintain relationships with the Investment Manager or a Sub-Adviser or with other entities that are affiliated with the Investment Manager or a Sub-Adviser. Each of such persons may be deemed to be a party in interest to, a disqualified person of, and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory, or other services. ERISA and the Code prohibit ERISA Plan assets from being used for the benefit of a party in interest or disqualified person and also prohibit a fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA Plan investors should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. ERISA Plan fiduciaries will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that they are duly authorized to make such investment decisions, and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by the future publication or the future applicability of final regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

PURCHASING SHARES

PURCHASE TERMS

The minimum initial investment in the Fund by any investor is $1,500 and the minimum subsequent investment in the Fund by any investor is $500. However, the Fund, in its sole discretion, may accept investments below these minimums. Shares may be purchased by principals and employees of the Investment Manager or its affiliates and their immediate family members without being subject to the minimum investment requirements. The Shares will initially be issued at [$——]15 per share and thereafter the purchase price for Shares will be based on the NAV per Share as of the date such Shares are purchased.

Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in cash. Orders will be priced at the appropriate price next computed after the order is received by the Administrator. The Fund reserves the right, in its sole discretion, to accept or reject any subscription to purchase Shares in the Fund at any time. In the event that cleared funds and/or a properly completed investor application are not received from a prospective investor prior to the cut-off times pertaining to a particular offering, the Fund may hold the relevant funds and investor application for processing in the next offering.

Pending acceptance by the Fund, funds received from prospective investors may be placed in an escrow account with UMB Bank, n.a., the Fund's escrow agent. The balance in the escrow account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. Any interest earned with respect to such escrow account will be paid to the Fund.

In general, an investment will be accepted if a completed investor application and funds are received in good order. The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time.

TERM, DISSOLUTION AND LIQUIDATION

The Fund may be dissolved upon approval of a majority of the Directors. Upon the liquidation of the Fund, its assets will be distributed first to satisfy (whether by payment or the making of a reasonable provision for payment) the debts, liabilities and obligations of the Fund, including actual or anticipated liquidation expenses, other than debts, liabilities or obligations to Shareholders, and then to the Shareholders proportionately in accordance with the amount of Shares that they own. Assets may be distributed in-kind on a proportionate basis if the Board or liquidator determines that the distribution of assets in-kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

REPORTS TO SHAREHOLDERS

The Fund will furnish to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund anticipates sending Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. Shareholders also will be sent reports regarding the Fund's operations each quarter.

FISCAL YEAR

The Fund's fiscal year is the 12-month period ending on March 31. The Fund's taxable year is the 12-month period ending on December 31.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

The Board has selected[   ] of [   ] Grant Thornton LLP of 171 N. Clark Street, Suite 200, Chicago, Illinois 60601-3370, as the independent registered public accountants of the Fund.

Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Directors.

INQUIRIES

Inquiries concerning the Fund and Shares (including procedures for purchasing Shares) should be directed to the Fund's Administrator, UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

	Page
INVESTMENT POLICIES AND PRACTICES	1
FUNDAMENTAL POLICIES	1
ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS	2
BOARD OF DIRECTORS AND OFFICERS	~~11~~12
CODES OF ETHICS	~~15~~18
INVESTMENT MANAGEMENT AND OTHER SERVICES	~~15~~18
BROKERAGE	~~20~~23
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL	~~21~~24
CUSTODIAN	~~21~~24
DISTRIBUTOR	~~21~~24
PROXY VOTING POLICIES AND PROCEDURES	~~22~~25
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	~~22~~25
FINANCIAL STATEMENTS	~~22~~25
APPENDIX A – PROXY VOTING POLICIES AND PROCEDURES	A-1
APPENDIX B – FINANCIAL STATEMENTS	B-1

THE VIVALDI OPPORTUNITIES FUND
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
(877) 779-1999

Investment Manager	**Transfer Agent / Administrator**
Vivaldi Asset Management, LLC	UMB Fund Services, Inc.
225 W. Wacker Drive, Suite 2100	235 West Galena Street
Chicago, IL 60606	Milwaukee, WI 53212
Custodian Bank	**Distributor**
UMB Bank, N.A.	Foreside Fund Services, LLC
1010 Grand Boulevard	Three Canal Plaza, Suite 100
Kansas City, MO 64106	Portland, ME 04101
Independent Registered Public Accounting Firm	**Fund Counsel**
Grant Thornton LLP	Drinker Biddle & Reath LLP
171 N. Clark Street, Suite 200	One Logan Square, Suite 2000
Chicago, Illinois 60601-3370	Philadelphia, PA 19103-6996

Subject to Completion, May 22September 6, 2017

The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

VIVALDI OPPORTUNITIES FUND

Dated [_______], 2017

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

(877) 779-1999

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the "Prospectus") of the Vivaldi Opportunities Fund (the "Fund") dated [_______], 2017, as it may be further amended or supplemented from time to time. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell shares of common stock ("Shares") of the Fund and is not soliciting an offer to buy Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

Shares are distributed by Foreside Fund Services, LLC ("Distributor") to institutions and financial intermediaries who may distribute Shares to clients and customers (including affiliates and correspondents) of the Fund's investment adviser, and to clients and customers of other organizations. The Fund's Prospectus, which is dated [_______], 2017, provides basic information investors should know before investing. This SAI is intended to provide additional information regarding the activities and operations of the Fund and should be read in conjunction with the Prospectus.

TABLE OF CONTENTS

Page

INVESTMENT POLICIES AND PRACTICES 1

FUNDAMENTAL POLICIES 1

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE
    FUND AND RELATED RISKS 2

BOARD OF DIRECTORS AND OFFICERS .... ~~11~~12

CODES OF ETHICS .... ~~15~~18

INVESTMENT MANAGEMENT AND OTHER SERVICES .... ~~15~~18

BROKERAGE .... ~~20~~23

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL
    COUNSEL .... ~~21~~24

CUSTODIAN .... ~~21~~24

DISTRIBUTOR .... ~~21~~24

PROXY VOTING POLICIES AND PROCEDURES .... ~~22~~25

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS .... ~~22~~25

FINANCIAL STATEMENTS .... ~~22~~25

APPENDIX A – PROXY VOTING POLICIES AND PROCEDURES A-1

APPENDIX B – FINANCIAL STATEMENTS B-1

INVESTMENT POLICIES AND PRACTICES

The investment objective of the Fund, as well as the principal investment strategies of the Fund and the principal risks associated with such investment strategies, are set forth in the Prospectus. Certain additional information regarding the investment program of the Fund is set forth below.

FUNDAMENTAL POLICIES

The Fund's fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. At the present time the Shares are the only outstanding voting securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the "Investment Company Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of the Shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. No other policy is a fundamental policy of the Fund, except as expressly stated. ~~Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.~~ The Fund may not:

(1)   Issue any senior security, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the Securities and Exchange Commission (the "SEC") or any other applicable authority.

(2)   Borrow money, except to the extent permitted by Section 18 of the Investment Company Act, as interpreted, modified, or otherwise permitted by the SEC or any other applicable authority. This investment restriction does not apply to borrowings from affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(3)   Underwrite securities of other issuers, except insofar as the Fund may be deemed to be an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

(4)   Make loans, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the investment policies of the Fund, or as otherwise permitted under the Investment Company Act. This investment restriction does not apply to loans to affiliated investment companies or other affiliated persons of the Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable authority.

(5)   Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, including, without limitation, mortgage-related securities, or that are issued by companies or partnerships that invest or deal in real estate or real estate investment trusts, and may

hold and dispose of real estate acquired by the Fund as a result of the ownership of securities or other permitted investments.

(6)   Invest in commodities and commodity contracts, except that the Fund (i) may purchase and sell non-U.S. currencies, options, swaps, futures and forward contracts, including those related to indexes, options and options on indexes, as well as other financial instruments and contracts that are commodities or commodity contracts, (ii) may also purchase or sell commodities if acquired as a result of ownership of securities or other instruments, (iii) may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts, and (iv) may make such investments as otherwise permitted by the Investment Company Act.

(7)   Invest 25% or more of the value of its total assets in the securities of issuers that the Fund's investment advisor determines are engaged in any single industry, except that U.S. government securities and repurchase agreements collateralized by U.S. government securities may be purchased without limitation.

(8)   ~~Invest in marketplace loans that are of subprime quality at the time of investment, as determined by the Investment Manager or Sub-Adviser, as applicable.~~

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Fund may change its investment objectives and any of its policies, restrictions, strategies, and techniques without Shareholder approval. The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of Directors of the Fund (the "Board") without the vote of a majority (as defined by the Investment Company Act) of the Fund's outstanding Shares.

ADDITIONAL INFORMATION ON INVESTMENT TECHNIQUES OF THE FUND AND RELATED RISKS

As discussed in the Prospectus, the Fund pursues its investment objective by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund uses a "multi-manager" approach whereby the Fund's assets are allocated to one or more sub-advisers (each a "Sub-Adviser" and together, the "Sub-Advisers"), in percentages determined at the discretion of the Adviser. This section provides additional information about various types of investments and investment techniques that may be employed by the Fund and their related risks. Any decision to invest in the Fund should take into account that the Fund's investments will be subject to related risks, which can be substantial.

Equity Securities

The investment portfolio of the Fund will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

The Fund may invest in equity securities without restriction. These investments may include securities of companies with small- to medium-sized market capitalizations, including micro-cap companies and growth stage companies. The securities of certain companies, particularly smaller-capitalization companies, involve higher risks in some respects than do investments in securities of larger companies. For example, prices of small-capitalization and even medium-capitalization stocks are often more volatile than prices of large-capitalization stocks, and the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to investors) is higher than for larger, "blue-chip" companies. In addition, due to thin trading in the securities of some small-capitalization companies, an investment in those companies may be deemed illiquid.

Fixed-Income Securities

The Fund may invest in fixed-income securities. The Fund will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

The Fund may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by the Investment Manager or a Sub-Adviser to be of comparable quality.

Non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

Non-U.S. Securities

The Fund may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which the Fund may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S.

The Fund is not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, the Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Fund to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Fund's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund's investment objective, such as when the Investment Manager or a Sub-Adviser anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's investment portfolio.

ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

Money Market Instruments

The Fund may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Investment Manager or a Sub-Adviser deems appropriate under the circumstances. The Fund also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment techniques as more fully discussed below to hedge a portion of the Fund's investment portfolio against various risks or other factors that generally affect the values of securities. The Fund may also use these techniques for non-hedging purposes in pursuing its investment objective. These techniques may involve the use of derivative transactions. The techniques the Fund may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that the Fund may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that the Fund may suffer losses as a result of its hedging activities.

Derivatives

Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by the Fund in the future that cannot be determined at this time or until such instruments are developed or invested in by the Fund. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, and the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

Options and Futures

The Investment Manager or a Sub-Adviser may utilize options and futures contracts. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, the Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. Such transactions may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Fund may include options on baskets of specific securities. The Fund may utilize European-style or American-style options. European-style options are only exercisable at their expiration. American-style options are exercisable at any time prior to the expiration date of the option.

The Investment Manager or a Sub-Adviser may purchase call and put options on specific securities, on indices, on currencies or on futures, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price. A covered call option is a call option with respect to which the Fund owns the underlying security. The sale of such an option exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books. The sale of such an option exposes the seller during the term of the option to a continuing decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Fund would ordinarily effect a similar "closing sale transaction," which involves liquidating a position by selling the option previously purchased, although the Fund could exercise the option should the Investment Manager or a Sub-Adviser deem it advantageous to do so.

The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Investment Manager's and Sub-Advisers' ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

The Fund may purchase and sell interest rate futures contracts. A contract for interest rate futures represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

The Fund may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

The Fund currently intends to limit investments in commodity futures, commodity options contracts and swaps to below the de minimis thresholds adopted by the Commodity Futures Trading Commission ("CFTC") in its 2012 amendments to Rule 4.5 (see below for a description of these thresholds). For this reason, the Investment Manager and Sub-Advisers are not required to register as "commodity pool operators" ("CPO") under the Commodity Exchange Act with respect to the Fund at this time.

With respect to investments in swap transactions, commodity futures, commodity options or certain other derivatives used for purposes other than *bona fide* hedging purposes, an investment company must meet one of the following tests under the amended regulations to claim an exemption from being considered a "commodity pool" and having the investment adviser register as a CPO: (i) the aggregate initial margin and premiums required to establish an investment company's positions in such investments may not exceed five percent (5%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (ii), the aggregate net notional value of such instruments, determined at the time of the most recent position established, may not exceed one hundred percent (100%) of the liquidation value of the investment company's portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the investment company may not market itself as a commodity pool or otherwise as a vehicle for trading in the commodity futures, commodity options or swaps and derivatives markets. In the event that the Investment Manager or a Sub-Adviser is required to register as a CPO with respect to the Fund, the disclosure and operations of the Fund must comply with all applicable CFTC regulations.

Options on Securities Indexes

The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Fund of options on stock indexes will be subject to the Investment Manager's and Sub-Advisers' ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights

Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities.

Swap Agreements

The Fund may enter into equity, interest rate, index, total return and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, the Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

The Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear. The Fund does not currently intend to use swaps or other derivatives in this manner.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. After the Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Indirect Investment in Marketplace Lending Investments

The Fund may invest up to 5% of its assets indirectly in marketplace lending investments through investment in RiverNorth Marketplace Lending Corporation, a closed-end, registered investment company that intends to invest, under normal circumstances, at least 80% of its investments in Marketplace Lending Instruments (as defined below). RiverNorth Marketplace Lending Corporation's marketplace lending investments may be made through a combination of: (i) investing in loans to consumers, small- and mid-sized companies ("SMEs") and other borrowers, including borrowers of student loans, originated through online platforms (or an affiliate) that provide a marketplace for lending ("Marketplace Loans") through purchases of whole loans (either individually or in aggregations); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform ("Pass-Through Notes"); (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans; (v) acquiring an equity interest in a marketplace lending platform (or an affiliate); and (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate) (the foregoing listed investments are collectively referred to herein as the "Marketplace Lending Instruments").

Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations ("NRSROs"). Such unrated instruments, however, are considered to be comparable in quality to securities falling into any of the ratings categories used by such NRSROs to classify "junk" bonds. Accordingly, the Fund's indirect investments in Marketplace Lending Instruments constitute highly risky and speculative investments similar to investments in "junk" bonds. The Marketplace Lending Instruments in which the Fund may invest indirectly may have varying degrees of credit risk. There can be no assurance that payments due on underlying Marketplace Loans will be made.

RiverNorth Capital Management, LLC, one of the Fund's sub-advisers, serves as RiverNorth Marketplace Lending Corporation's investment adviser. The Fund will invest in RiverNorth Marketplace Lending Corporation only in accordance with the applicable restrictions of the Investment Company Act, as amended, including Section 12(d)(1).

Hedging Transactions

The Fund may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of its portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates, and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Fund to hedge against a change or event at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While the Fund may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the nonoccurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Fund had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Investment Manager or a Sub-Adviser may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to additional risk of loss.

Leverage

The Fund may leverage the Fund through (i) borrowings, (ii) swap agreements, options or other derivative instruments (iii) use of short sales, or (iv) a combination of these methods. The Fund does not expect to engage in borrowing during its first year of operation. The financing entity or counterparty on any swap, option or other derivative instrument may be any entity or institution which the Investment Manager or a Sub-Adviser determines to be creditworthy.

As a result of this leverage, a relatively small movement in the spread relationship between the securities and commodities interests the Fund indirectly owns and those which it has indirectly sold short may result in substantial losses.

Short Selling

The Fund will engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows an investor to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

The Fund may also effect short sales "against the box." These transactions involve selling short securities that are owned (or that the Fund has the right to obtain). When the Fund enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

OTHER POTENTIAL RISKS AND ADDITIONAL INVESTMENT INFORMATION

Dependence on the Investment Manager

The success of the Fund depends upon the ability of the Investment Manager and Sub-Advisers to develop and implement investment strategies that achieve the investment objective of the Fund. Shareholders will have no right or power to participate in the management or control of the Fund.

Business and Regulatory Risks

Legal, tax and regulatory developments that may adversely affect the Fund, the Investment Manager or a Sub-Adviser could occur during the term of the Fund. Securities and futures markets are subject to comprehensive statutes, regulations and margin requirements enforced by the SEC, other regulators and self regulatory organizations and exchanges authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. It is impossible to predict what, if any, changes in regulations may occur, but any regulations which restrict the ability of the Fund to trade in securities or the ability of the Fund to employ, or brokers and other counterparties to extend, credit in its trading (as well as other regulatory changes that result) could have a material adverse impact on the Fund's portfolio.

Reliance on Key Personnel

The Fund's ability to identify and invest in attractive opportunities is dependent upon the Investment Manager and Sub-Advisers. If one or more key individuals leaves the Investment Manager or a Sub-Adviser, the Investment Manager or Sub-Adviser, as applicable, may not be able to hire qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective.

Multi-Manager Risk

Fund performance is dependent upon the success of the Investment Manager and the Sub-Advisers in implementing the Fund's investment strategies in pursuit of its investment objective. To a significant extent, the Fund's performance will depend on the success of the Investment Manager's methodology in allocating the Fund's assets to the Sub-Advisers and its oversight of the Sub-Advisers. The Sub-Advisers may underperform the market generally or other sub-advisers that could have been selected for the Fund. The Sub-Advisers' investment styles may not always be complementary, which could adversely affect the performance of the Fund. Because each Sub-Adviser makes investment decisions independently, it is possible that one or more Sub-Advisers may, at any time, take positions that may be opposite of positions taken by other Sub-Advisers or the Investment Manager. In such cases, the Fund will incur brokerage and other transaction costs with little to no net investment results. The Sub-Advisers also may be competing with one another for similar positions at the same time, which could have the result of increasing a security's cost. The multi-manager approach could increase the Fund's portfolio turnover rates, which may result in higher levels of realized capital gains or losses with respect to the Fund's portfolio securities, and higher broker commissions and other transaction costs. The trading costs and tax consequences associated with portfolio turnover may adversely affect the Fund's performance.

Financial Failure of Intermediaries

There is always the possibility that the institutions, including brokerage firms and banks, with which the Fund does business, or to which securities have been entrusted for custodial purposes, will encounter financial difficulties that may impair their operational capabilities or result in losses to the Fund.

Suspensions of Trading

Each exchange typically has the right to suspend or limit trading in all securities that it lists. Such a suspension could render it impossible for the Fund to liquidate its positions and thereby expose it to losses. In addition, there is no guarantee that non-exchange markets will remain liquid enough for the Fund to close out positions.

Cyber Security Risk

The Fund and its service providers may be prone to operational and information security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. Breaches in cyber security include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber-attacks. Cyber security breaches affecting the Fund, the Investment Manager, Sub-Advisers, financial intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber security breaches may interfere with the processing of Shareholder transactions, impact the Fund's ability to calculate its net asset value, cause the release of private Shareholder information or confidential business information, impede investment activities, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes.

BOARD OF DIRECTORS AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Maryland, the Fund's Articles of Incorporation and Bylaws and applicable provisions of the Investment Company Act. The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct and operation of its business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation or trust. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The members of the Board (each, a "Director") are not required to contribute to the capital of the Fund or to hold Shares. A majority of Directors of the Board are not "interested persons" (as defined in the Investment Company Act) of the Fund (collectively, the "Independent Directors"). Any Director who is not an Independent Director is an interested Director ("Interested Director").

The identity of Directors of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Directors serve on the Board for terms of indefinite duration. A Director's position in that capacity will terminate if the Director is removed or resigns or, among other events, upon the Director's death, incapacity, retirement or bankruptcy. A Director may resign upon written notice to the other Directors of the Fund, and may be removed either by (i) the vote of at least two-thirds of the Directors of the Fund not subject to the removal vote or (ii) the vote of Shareholders of the

Fund holding not less than two-thirds of the total number of votes eligible to be cast by all Shareholders of the Fund. In the event of any vacancy in the position of a Director, the remaining Directors of the Fund may appoint an individual to serve as a Director so long as immediately after the appointment at least two-thirds of the Directors of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Fund's Shareholders to fill any vacancy in the position of a Director of the Fund, and must do so if the Directors who were elected by the Shareholders of the Fund cease to constitute a majority of the Directors then serving on the Board.


INDEPENDENT DIRECTORS

[Director and Officer Table to be Added by Amendment]


NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS HELD BY DIRECTOR	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR
David G. Lee Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Director	Since Inception	President and Director, Client Opinions, Inc. (2003-2011); Chief Operating Officer, Brandywine Global Investment Management (1998-2002).	4
Robert Seyferth Year of Birth: 1952 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Director	Since Inception	Chief Procurement Officer/Senior Managing Director, Bear Stearns/JP Morgan Chase (1993-2009).	4

INTERESTED DIRECTORS AND OFFICERS

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE FUND	LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS HELD BY DIRECTOR OR OFFICER	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR OR OFFICER
Anthony Fischer Year of Birth: 1959 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chairman and Director	Since Inception	President of UMB Fund Services (2014 – present); Executive Vice President in charge of Business Development, UMB Fund Services (2013 – 2014); Senior Vice President in Business Development, UMB Fund Services (2008 – 2013).	4
Michael Peck Year of Birth: 1980 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	President	Since Inception	President, Co-Chief Investment Officer, and Portfolio Manager, Vivaldi Capital Management, LLC (2012 - present); Portfolio Manager, Coe Capital Management (2010 –2011).	3
Chad Eisenberg Year of Birth: 1982 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Treasurer	Since Inception	Chief Operating Officer, Vivaldi Capital Management LLC (2012 – present); Director, Coe Capital Management LLC (2010 – 2011).	2

Robert Amweg Year of Birth: 1954 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Chief Compliance Officer	Since Inception	Compliance Director, Vigilant Compliance, LLC (2013 – present); Consultant to the financial services industry (2012 – present); Chief Financial Officer and Chief Accounting Officer, Turner Investments, LP (2007 – 2012).	3
Terrance P. Gallagher Year of Birth: 1958 c/o UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	Secretary	Since Inception	Executive Vice President and Director of Fund Accounting, Administration and Tax; UMB Fund Services, Inc. (2007 – present).	4

The Board believes that each of the Directors' experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Directors lead to the conclusion that each Director should serve in such capacity. Among the attributes common to all Directors is the ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the other Directors, the Investment Manager, the Sub-Advisers, the Fund's other service providers, counsel and the independent registered public accounting firm; and to exercise effective business judgment in the performance of their duties as Directors. A Director's ability to perform his or her duties effectively may have been attained through the Director's business, consulting, and public service; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these shared characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes or skills of each Director.

Anthony Fischer. Mr. Fischer has been a Director since the Fund's inception. Mr. Fischer has more than 25 years of experience in the financial services industry.

David G. Lee. Mr. Lee has been a Director since the Fund's inception. He has more than 25 years of experience in the financial services industry.

Robert Seyferth. Mr. Seyferth has been a Director since the Fund's inception. Mr. Seyferth has more than 30 years of business and accounting experience.

Specific details regarding each Director's principal occupations during the past five years are included in the table above.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Investment Manager to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Investment Manager, Sub-Advisers and other service providers in the operations of the Fund in accordance with the provisions of the Investment Company Act, applicable provisions of state and other laws and the Fund's Articles of Incorporation and Bylaws. The Board is currently composed of three members, two of whom are Independent Directors. The Board will meet in-person at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. The Independent Directors have also engaged independent legal counsel to assist them in performing their oversight responsibility. The Independent Directors will meet with their independent legal counsel in person prior to and during each quarterly in-person board meeting. As described below, the Board has established a Valuation Committee, an Audit Committee and a Nominating Committee, and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

The Board has appointed Anthony Fischer, an Interested Director, to serve in the role of Chairman. The Chairman's role is to preside at all meetings of the Board and to act as liaison with the Investment Manager, Sub-Advisers, other service providers, counsel and other Directors generally between meetings. The Chairman serves as a key point person for dealings between management and the Directors. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board has not appointed a lead independent director. The Board has determined that the Board's leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over matters under its purview and it allocates areas of responsibility among committees of Directors and the full Board in a manner that enhances effective oversight.

The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Risk oversight forms part of the Board's general oversight of the Fund and will be addressed as part of various Board and committee activities. Day-to-day risk management functions are subsumed within the responsibilities of the Investment Manager, Sub-Advisers and other service providers (depending on the nature of the risk), which carry out the Fund's investment management and business affairs. The Investment Manager, Sub-Advisers and other service providers employ a variety of processes, procedures and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Investment Manager, the Sub-Advisers and other service providers has its own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President, Treasurer and Chief Compliance Officer ("CCO") and the Investment Manager, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will receive regular reports from the Fund's independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund's other primary service providers on a periodic or regular basis, including the Sub-Advisers and the Fund's custodian, distributor and administrator. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Directors

Audit Committee

The Board has formed an Audit Committee that is responsible for overseeing the Fund's accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund's financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund's independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund's Independent Directors. As the Fund is recently organized, the Audit Committee did not hold any meetings during the last year.

Nominating Committee

The Board has formed a Nominating Committee that is responsible for selecting and nominating persons to serve as Directors of the Fund. The Nominating Committee is responsible for both nominating candidates to be appointed by the Board to fill vacancies and for nominating candidates to be presented to Shareholders for election. In performing its responsibilities, the Nominating Committee will consider candidates recommended by management of the Fund and by Shareholders and evaluate them both in a similar manner, as long as the recommendation submitted by a Shareholder includes at a minimum: the name, address and telephone number of the recommending Shareholder and information concerning the Shareholder's interests in the Fund in sufficient detail to establish that the Shareholder held Shares on the relevant record date; and the name, address and telephone number of the recommended nominee and information concerning the recommended nominee's education, professional experience, and other information that might assist the Nominating Committee in evaluating the recommended nominee's qualifications to serve as a Director. The Nominating Committee may solicit candidates to serve as Directors from any source it deems appropriate. With the Board's prior approval, the Nominating Committee may employ and compensate counsel, consultants or advisers to assist it in discharging its responsibilities. The Nominating Committee currently consists of each of the Fund's Independent Directors. As the Fund is recently organized, the Nominating Committee did not hold any meetings during the last year.

Valuation Committee

The Board has formed a Valuation Committee that is responsible for reviewing fair valuations of securities held by the Fund in instances as required by the valuation procedures adopted by the Board and is responsible for carrying out the provisions of its charter. The Valuation Committee currently consists of each of the Fund's Directors. As the Fund is recently organized, the Valuation Committee did not hold any meetings during the last year.

Director Ownership of Securities

The Fund has not yet commenced operations, therefore none of the Directors own Shares of the Fund.

Independent Director Ownership of Securities

As of [~~   ~~]September 1, 2017, none of the Independent Directors (or their immediate family members) owned securities of the Investment Manager or any Sub-Adviser, or of an entity (other than a registered investment company) controlling, controlled by or under common control with the Investment Manager or any Sub-Adviser.

Director Compensation

In consideration of the services rendered by the Independent Directors, the Fund will pay each Independent Director a retainer of [~~ ~~]$10,000 per year. Interested Directors will be compensated by the Fund's administrator and/or its affiliates and will not be separately compensated by the Fund.

CODES OF ETHICS

The Fund, the Investment Manager and the Sub-Advisers have each adopted a code of ethics pursuant to Rule 17j-1 of the Investment Company Act, which is designed to prevent affiliated persons of the Fund, the Investment Manager and the Sub-Advisers from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Investment Manager

Vivaldi Asset Management, LLC (the "Investment Manager"), serves as the investment advisor to the Fund. The Investment Manager is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Manager is responsible for the management and operation of the Fund and the investment of the Fund's assets. The Investment Manager provides such services to the Fund pursuant to the Investment Management Agreement.

The Investment Management Agreement became effective as of [~~_____~~]August 14, 2017, and will continue in effect for an initial two-year term. Thereafter, the Investment Management Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Directors of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board's approval of the Agreements, or any other investment advisory contracts, will be available in the Fund's first annual or semi-annual report to Shareholders.

The Fund pays to the Investment Manager an investment management fee (the "Investment Management Fee") in consideration of the advisory and other services provided by the Investment Manager to the Fund. Pursuant to the Investment Management Agreement, the Fund has agreed to pay the Investment Manager a management fee payable on a monthly basis at the annual rate of 1.40% of the Fund's average daily Managed Assets (as such term is defined below). Pursuant to a separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay RiverNorth Capital Management, LLC a sub-advisory fee payable on a monthly basis at the annual rate of [~~_____~~]1.00% of its portion of the Fund's average daily Managed Assets for the services it provides. Pursuant to a separate sub-advisory agreement, the Investment Manager (and not the Fund) has agreed to pay Angel Oak Capital Advisors, LLC a sub-advisory fee payable on a monthly basis at the annual rate of [~~_____~~]0.80% of its portion of the Fund's average daily Managed Assets for the services it provides. "Managed Assets" means the total assets of the Fund, including leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding). As a result, the Investment Manager and the Sub-Advisers are paid more if the Fund uses leverage, which creates a conflict of interest for the Investment Manager and the Sub-Advisers. The Investment Manager and the Sub-Advisers will seek to manage that potential conflict by utilizing leverage only when they determine such action is in the best interests of the Fund. The Investment Management Fee will be paid to the Investment Manager before giving effect to any repurchase of Shares in the Fund effective as of that date, and will decrease the net profits or increase the net losses of the Fund that are credited to its Shareholders. The Investment Management Fee will be computed as of the last day of each month, and will be due and payable in arrears within thirty-five (35) business days after the end of the month.

The Sub-Advisers

Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund's assets allocated to it by the Investment Manager. Founded in 2000, RiverNorth Capital Management, LLC ("RiverNorth") is located at 325 N. LaSalle Street, Suite 645, Chicago, Illinois 60654. RiverNorth is registered with the SEC as an investment adviser and manages, as of ~~December~~March 31, ~~2016~~2017, approximately $~~3.5~~3.6 billion for individuals and institutions, including limited partnerships, mutual funds and employee benefit plans. Founded in 2009, Angel Oak Capital Advisors, LLC ("Angel Oak") is located at 3060 Peachtree Road NW, Suite 500, Atlanta, Georgia 30305. Angel Oak is registered with the SEC as an investment adviser and manages, as of ~~December~~March 31, ~~2016~~2017, approximately $~~5.5~~6.2 billion for individuals, banking or thrift institutions, investment companies, pooled investment vehicles and charitable organizations.

Pursuant to separate sub-advisory agreements among the Fund, the Investment Manager and each of RiverNorth and Angel Oak, (each, a "Sub-Advisory Agreement"), the Investment Manager will pay RiverNorth a monthly advisory fee with respect to the portion of the Fund's assets managed by RiverNorth equal to [——]1.00% of its portion of the Fund's average daily Managed Assets, and the Investment Manager will pay Angel Oak a monthly advisory fee with respect to the portion of the Fund's assets managed by Angel Oak equal to [——]0.80% of its portion of the Fund's average daily Managed Assets. The Sub-Adviser's fee is paid by the Investment Manager out of the Investment Manager's management fee. Each Sub-Advisory Agreement may be terminated without the payment of any penalty by the Investment Manager, the Board, or a majority of the outstanding voting securities of the Fund (as defined in the 1940Investment Company Act), upon sixty (60) days' written notice to the Sub-Adviser.

All fees and expenses are accrued daily and deducted before payment of dividends to investors. Each Sub-Advisory Agreement has been approved by the Board, including a majority of the Independent Directors, and the initial shareholder of the Fund. Information regarding the Board's approval of each Sub-Advisory Agreement will be available in the Fund's first annual or semi-annual report to shareholders.

The Portfolio Managers

The personnel of the Investment Manager and the Sub-Advisers who will initially have primary responsibility for the day-to-day management of the Fund's portfolio (the "Portfolio Managers") are Michael Peck, Scott Hergott, Brian Murphy, Kyle Mowery, Jeff O'Brien, Daniel Lancz, Patrick Galley, Stephen O'Neill, Sam Dunlap and Berkin Kologlu.

Other Accounts Managed by the Portfolio Managers[(1)]

	Type of Accounts	Total # of Accounts Managed	Total Assets ($mm)	# of Accounts Managed that Advisory Fee Based on	Total Assets that Advisory Fee Based on Performance ($mm)
1. Michael Peck[(1)]	Registered Investment Companies:	1	$149	0	N/A
	Other Pooled Investment Vehicles:	0	N/A	0	N/A
	Other Accounts:	0	N/A	0	N/A
2. Scott Hergott[(1)]	Registered Investment Companies:	1	$149	0	N/A
	Other Pooled Investment Vehicles:	0	N/A	0	N/A
	Other Accounts:	0	N/A	0	N/A
3. Brian Murphy[(1)]	Registered Investment Companies:	1	$149	0	N/A
	Other Pooled Investment Vehicles:	0	N/A	0	N/A
	Other Accounts:	0	N/A	0	N/A

4. Kyle Mowery[1]	Registered Investment Companies:	1	$39	0	N/A
	Other Pooled Investment Vehicles:	1	$80	1	$80
	Other Accounts:	1	$160	0	N/A
5. Jeff O'Brien[1]	Registered Investment Companies:	2	$506	0	N/A
	Other Pooled Investment Vehicles:	1	$25	1	$25
	Other Accounts:	2	$32	2	$32
6. Daniel Lancz[1]	Registered Investment Companies:	2	$506	0	N/A
	Other Pooled Investment Vehicles:	1	$25	1	$25
	Other Accounts:	2	$32	2	$32
7. Patrick Galley[1]	Registered Investment Companies:	9	$3,262	1	$97
	Other Pooled Investment Vehicles:	3	$332	3	$332
	Other Accounts:	2	$52	1	$35
8. Stephen O'Neill[1]	Registered Investment Companies:	8	$3,164	0	N/A
	Other Pooled Investment Vehicles:	2	$325	2	$325
	Other Accounts:	2	$52	1	$35
9. Sam Dunlap[1]	Registered Investment Companies:	1	$4,961	0	N/A
	Other Pooled Investment Vehicles:	2	$446	1	$194
	Other Accounts:	14	$465	0	N/A
10. Berkin Kologlu[1]	Registered Investment Companies:	2	$5,012	0	N/A
	Other Pooled Investment Vehicles:	3	$570	2	$318
	Other Accounts:	4	$451	0	N/A

[1] As of [~~————————~~]March 31, 2017.

Conflicts of Interest

The Investment Manager, Sub-Advisers and Portfolio Managers may manage multiple funds and/or other accounts, and as a result may be presented with one or more of the following actual or potential conflicts:

The management of multiple funds and/or other accounts may result in the Investment Manager, a Sub-Adviser or Portfolio Manager devoting unequal time and attention to the management of each fund and/or other account. The Investment Manager seeks to manage such competing interests for the time and attention of a Portfolio Manager by having the Portfolio Manager focus on a particular investment discipline. Most other accounts managed by a Portfolio

Manager are managed using the same investment models that are used in connection with the management of the Fund.

If the Investment Manager, a Sub-Adviser or Portfolio Manager identifies a limited investment opportunity which may be suitable for more than one fund or other account, a fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible funds and other accounts. To deal with these situations, the Investment Manager and Sub-Advisers have adopted procedures for allocating portfolio transactions across multiple accounts.

The Investment Manager and Sub-Advisers have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

Compensation of the Portfolio Managers

Total compensation paid to Messrs. Peck, Hergott, Murphy, Mowery, O'Brien and Lancz includes a base salary fixed from year to year and a variable performance bonus consisting of cash incentives. The amounts paid to the Portfolio Managers are based on a percentage of the fees earned by the Investment Manager from managing the Fund and other investment accounts. The performance bonus reflects individual performance and the performance of the Investment Manager's business as a whole. These individuals ~~will~~ also participate in a 401K program and receive medical/dental insurance benefits on the same basis as other employees of the Investment Manager.

Mr. Galley's and Mr. O'Neill's total compensation includes a base salary fixed from year to year and a variable performance bonus consisting of cash incentives. The amounts paid to Mr. Galley and Mr. O'Neill are based on a percentage of the fees earned by RiverNorth from sub-advising the Fund and managing other investment accounts. The performance bonus reflects individual performance of the funds managed by the portfolio managers and the performance of RiverNorth's business as a whole. Mr. Galley and Mr. O'Neill also participate in a 401K program on the same basis as other officers of RiverNorth.

A competitive base salary and a performance-based bonus (paid in April each year) structure are in place for all asset management team members of Angel Oak. Portfolio managers, analysts, and other associates are paid a competitive base salary and discretionary bonus based on their fiduciary investment responsibilities, performance of the individual and firm. The discretionary bonus structure gives Angel Oak the ability to remain competitive under current market conditions affecting compensation across the industry. The compensation structure of key investment professionals is structured to incent long-term client retention and client service. Employees are permitted to invest in Angel Oak funds and have the ability to invest in the private funds at NAV without management fees or incentive fees.

Portfolio Managers' Ownership of Shares

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager [1]:
Michael Peck	None
Scott Hergott	None
Brian Murphy	None
Kyle Mowery	None
Jeff O'Brien	None
Daniel Lancz	None
Patrick Galley	None
Stephen O'Neill	None
Sam Dunlap	None
Berkin Kologlu	None

(1)   As of [————————]September 1, 2017.

BROKERAGE

The Fund does not expect to use one particular broker or dealer. It is the Fund's policy to obtain the best results in connection with effecting its portfolio transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Generally, equity securities are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer's mark up or reflect a dealer's mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Investment Manager or a Sub-Adviser may place a combined order for two or more accounts it manages, including the Fund, that are engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Investment Manager that the advantages of combined orders outweigh the possible disadvantages of separate transactions. The Investment Manager believes that the ability of the Fund to participate in higher volume transactions will generally be beneficial to the Fund.

The Investment Manager or a Sub-Adviser may pay a higher commission than otherwise obtainable from other brokers in return for brokerage or research services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

While it is the Fund's general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended, to the Fund or to the Investment Manager or a Sub-Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Investment Manager or the Sub-Adviser in advising other clients. When one or more brokers is believed capable of providing the best combination of price and execution, the Investment Manager or a Sub-Adviser may select a broker based upon brokerage or research services provided to the Investment Manager or the Sub-Adviser. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Investment Manager or a Sub-Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Investment Manager's or a Sub-Adviser's overall responsibilities to the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; LEGAL COUNSEL

[   ]Grant Thornton LLP of 171 N. Clark Street, Suite 200, Chicago, Illinois 60601-3370, has been selected as the independent registered public accountant for the Fund and in such capacity will audit the Fund's annual financial statements and financial highlights.

Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996, serves as counsel to the Fund and the Independent Directors.

CUSTODIAN

UMB Bank, N.A. (the "Custodian"), serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with U.S. and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) in accordance with the requirements of Section 17(f) of the Investment Company Act. Assets of the Fund are not held by the Investment Manager or the Sub-Advisers, or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. subcustodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 1010 Grand Blvd., Kansas City, MO

64106. The Custodian is an affiliate of UMB Fund Services, Inc., which serves as the Fund's administrator.

DISTRIBUTOR

Foreside Fund Services, LLC (the "Distributor") is the distributor of Shares of the Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Distributor is not affiliated with the ~~Advisor~~Investment Manager or any other service provider of the Fund. Pursuant to the Distribution Agreement, the Distributor acts as the agent of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Shares. The Distributor and its officers have no role in determining the investment policies of the Fund.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Investment Manager and the Sub-Advisers. The Investment Manager and Sub-Advisers will each vote such proxies in accordance with its respective proxy policies and procedures. Copies of the Investment Manager's and RiverNorth's proxy policies and procedures are included as Appendix A to this SAI. Angel Oak's proxy policies and procedures are discussed below. The Board will periodically review the Fund's proxy voting record.

The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund's Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at (877) 779-1999 or (ii) by visiting the SEC's website at www.sec.gov.

The majority of securities traded by Angel Oak do not involve proxy voting. In the event a proxy is received, Angel Oak will vote all proxies in the best interests of advisory clients and has established procedures to identify and resolve any conflicts of interest of the adviser and client. Unless instructed differently by the client, Angel Oak will generally vote in favor of routine corporate proposals such as election of directors or selection of auditors. Angel Oak will generally vote against proposals such as those that cause board members to become entrenched or cause unequal voting rights. In reviewing proposals, Angel Oak will consider the opinion of management and the effect on shareholder value and the issuer's business practices. If a material conflict of interest exists, Angel Oak will disclose the conflict to the affected client to give the client an opportunity to vote the proxies themselves, or to vote through other objective means such as voting in a manner consistent with an independent third party voting recommendation.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The Investment Manager has provided the initial capitalization of the Fund and therefore is deemed to be a control person because it was the sole shareholder of the Fund at that time. However, it is anticipated that the Investment Manager will no longer be a control person of the Fund once this offering of Shares is completed. As of September 1, 2017, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the Shares.

Name and Address	Percentage of Ownership
Vivaldi Asset Management 225 W. Wacker Drive, Suite 2100 Chicago, IL 60606	100% of Shares

As of [_____], 2017, there were no record or beneficial owners of 5% or more of the Fund or any Share class.

FINANCIAL STATEMENTS

Appendix B to this SAI provides financial information regarding the Fund. The Fund's financial statements have been audited by [_____]Grant Thornton LLP.

APPENDIX A – PROXY VOTING POLICIES AND PROCEDURES

Vivaldi Asset Management, LLC
PROXY POLICY AND PROCEDURE
Effective September 2016

INTRODUCTION

Vivaldi Asset Management, LLC ("Vivaldi") acts as either the advisor or sub-advisor to a number of registered investment companies (the "Funds"). In accord with Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, Vivaldi has adopted the following policies and procedures to provide information on Vivaldi's proxy policy generally as well as on procedures for each of the Funds specifically (the "Proxy Policy and Procedure"). These policies and procedures apply only to Vivaldi. Investment managers engaged as sub-advisors for one of the Funds are required to vote proxies in accord with their own policies and procedures and any applicable management agreements.

GENERAL GUIDELINES

Vivaldi's Proxy Policy and Procedure is designed to ensure that proxies are voted in a manner (i) reasonably believed to be in the best interests of the Funds and their shareholders[1] and (ii) not affected by any material conflict of interest. Vivaldi considers shareholders' best economic interests over the long term (i.e. addresses the common interest of all shareholders over time). Although shareholders may have differing political or social interests or values, their economic interest is generally uniform.

Vivaldi has adopted voting guidelines to assist in making voting decisions on common issues. The guidelines are designed to address those securities in which the Funds generally invest and may be revised in Vivaldi's discretion. Any non-routine matters not addressed by the proxy voting guidelines are addressed on a case-by-case basis, taking into account all relevant facts and circumstances at the time of the vote, particularly where such matters have a potential for major economic impact on the issuer's structure or operations. In making voting determinations, Vivaldi typically will rely on the individual portfolio managers who invest in and track particular companies as they are the most knowledgeable about, and best suited to make decisions regarding, particular proxy matters. In addition, Vivaldi may conduct research internally and/or use the resources of an independent research consultant. Vivaldi may also consider other materials such as studies of corporate governance and/or analyses of shareholder and management proposals by a certain sector of companies and may engage in dialogue with an issuer's management.

Vivaldi acknowledges its responsibility to identify material conflicts of interest related to voting proxies. Vivaldi's employees are required to disclose to the Chief Compliance Officer any personal conflicts, such as officer or director positions held by them, their spouses or close relatives, in any publicly traded company. Conflicts based on business relationships with Vivaldi, any affiliate or any

[1] Actions taken in accord with the best interests of the Funds and their shareholders are those which align most closely with the Funds' stated investment objectives and strategies.

person associated with Vivaldi will be considered only to the extent that Vivaldi has actual knowledge of such relationships. Vivaldi then takes appropriate steps to address identified conflicts. Typically, in those instances when a proxy vote may present a conflict between the interests of the Fund, on the one hand, and Vivaldi's interests or the interests of a person affiliated with Vivaldi on the other, Vivaldi will abstain from making a voting decision and will document the decision and reasoning for doing so.

In some cases, the cost of voting a proxy may outweigh the expected benefits. For example, casting a vote on a foreign security may involve additional costs such as hiring a translator or traveling to the foreign country to vote the security in person. Vivaldi may abstain from voting a proxy if the effect on shareholders' economic interests or the value of the portfolio holding is indeterminable or insignificant.

In certain cases, securities on loan as part of a securities lending program may not be voted. Nothing in the proxy voting policies shall obligate Vivaldi to exercise voting rights with respect to a portfolio security if it is prohibited by the terms of the security or by applicable law or otherwise. Vivaldi will not discuss with members of the public how they intend to vote on any particular proxy proposal.

ISS PROXYEDGE

Vivalidi has entered into a contractual relationship with Institutional Shareholder Services Inc. ("ISS") through which ISS provides certain proxy management services to Vivaldi's portfolio management teams. Specifically, ISS (i) provides access to the ISS ProxyExchange web-based voting and research platform to access vote recommendations, research reports, execute vote instructions and run reports relevant to Subscriber's proxy voting environment; (ii) implements and maps Vivaldi's designated proxy voting policies to applicable accounts and generates vote recommendations based on the application of such policies; and (iii) monitors Vivaldi's incoming ballots, performs ballot-to-account reconciliations with Vivaldi and its third party providers to help ensure that ISS is receiving all ballots for which Vivaldi has voting rights.

ISS provides two options for how proxy ballots are executed:
1. Implied Consent: ISS executes ballots on Vivaldi's behalf based on policy guidelines chosen at the time Vivaldi entered into the relationship with ISS.

2. Mandatory Signoff: ISS is not permitted to mark or process any ballot on Vivaldi's behalf without first receiving Vivaldi's specific voting instructions via ProxyExchange.

3.

Vivaldi has opted for Option 1. Implied Consent and in so doing has chosen to allow ISS to vote proxies on its behalf "with management's recommendations." Vivaldi has the option however to change its vote from the "with management's recommendations" default at any point prior to the voting deadline if the portfolio managers following the subject company determine it is in the best interests of the Funds and their shareholders to do so. In those instances when the subject company's management has not provided a voting recommendation, Vivaldi will either vote based on its own determination of what would align most closely with the best interests of the Funds and their shareholders or will opt to allow ISS to submit an "abstain" vote on its behalf. In addition, in those limited instances when share blocking[2] may apply, Vivaldi has instructed ISS not to cast a vote on Vivaldi's behalf unless Vivaldi provides specific instructions via ProxyExchange.

FUND-SPECIFIC POLICIES AND PROCEDURES

Infinity Core Alternative Fund ("ICAF")

ICAF is a "fund of funds" that invests primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles (collectively, "Investment Funds"). While it is unlikely that ICAF will receive notices or proxies from Investment Funds (or in connection with any other portfolio securities), to the extent that ICAF does receive such notices or proxies and ICAF has voting interests in such Investment Funds, the responsibility for decisions regarding proxy voting for securities held by ICAF lies with Vivaldi as ICAF's advisor. Vivaldi will vote such proxies in accordance with the proxy policies and procedures noted above.

ICAF will be required to file Form N-PX with its complete proxy voting record for the twelve months ended June 30th, no later than August 31st of each year. The Fund's Form N PX filing will be available: (i) without charge, upon request, by calling 1.877.779.1999 or (ii) by visiting the SEC's website at www.sec.gov.

All Other Funds

With the exception of the Vivaldi Merger Arbitrage Fund, the Funds for which Vivaldi is presently either an advisor or a sub-advisor are managed by multiple internal and external portfolio management teams. As is noted above, the policies and procedures outlined within this Proxy Policy and Procedure apply to those securities being held in that portion of the Funds' portfolios managed by a Vivaldi portfolio manager only.

Each Fund will be required to file Form N-PX annually, with its complete proxy voting record for the twelve months immediately prior to the Fund's year-end, no later than sixty (60) days following the Fund's year-end. The Fund's Form N-PX filing will be available: (i) without charge, upon request, from the Fund's administrator or (ii) by visiting the SEC's website at www.sec.gov.

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[2] Proxy voting in certain countries requires share blocking. Shareholders wishing to vote their proxies must deposit their shares shortly before the meeting date with a designated depositary. During this blocking period, any shares held by the designated depositary cannot be sold until the meeting has taken place and the shares have been returned to Vivaldi's custodian banks. Vivaldi generally opts not to participate in share blocking proxies given these restrictions on their ability to trade.

RiverNorth Capital Management
PROXY VOTING POLICIES AND PROCEDURES

Pursuant to the recent adoption by the Securities and Exchange Commission (the "Commission") of Rule 206(4)-6 (17 CFR 275.206(4)-6) and amendments to Rule 204-2 (17 CFR 275.204-2) under the Investment Advisers Act of 1940 (the "Act"), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (i) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, (ii) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (iii) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.

In its standard investment advisory agreement, RiverNorth Capital Management, LLC (RiverNorth Capital) specifically states that it does not vote proxies and the client, including clients governed by ERISA, is responsible for voting proxies. Therefore, RiverNorth Capital will not vote proxies for these clients. However, RiverNorth Capital will vote proxies on behalf of investment company clients ("Funds"). RiverNorth Capital has instructed all custodians, other than Fund custodians, to forward proxies directly to its clients, and if RiverNorth Capital accidentally receives a proxy for any non-Fund client, current or former, the Chief Compliance Officer will promptly forward the proxy to the client. In order to fulfill its responsibilities to Funds, RiverNorth Capital (hereinafter "we" or "our") has adopted the following policies and procedures for proxy voting with regard to companies in any Fund's investment portfolios.

KEY OBJECTIVES

The key objectives of these policies and procedures recognize that a company's management is entrusted with the day-to-day operations and longer term strategic planning of the company, subject to the oversight of the company's board of directors. While "ordinary business matters" are primarily the responsibility of management and should be approved solely by the corporation's board of directors, these objectives also recognize that the company's shareholders must have final say over how management and directors are performing, and how shareholders' rights and ownership interests are handled, especially when matters could have substantial economic implications to the shareholders.

Therefore, we will pay particular attention to the following matters in exercising our proxy voting responsibilities as a fiduciary for our clients:

Accountability. Each company should have effective means in place to hold those entrusted with running a company's business accountable for their actions. Management of a company should be accountable to its board of directors and the board should be accountable to shareholders.

Alignment of Management and Shareholder Interests. Each company should endeavor to align the interests of management and the board of directors with the interests of the company's shareholders. For example, we generally believe that compensation should be designed to reward management for doing a good job of creating value for the shareholders of the company.

Transparency. Promotion of timely disclosure of important information about a company's business operations and financial performance enables investors to evaluate the performance of a company and to make informed decisions about the purchase and sale of a company's securities.

DECISION METHODS

We generally believe that the individual portfolio managers that invest in and track particular companies are the most knowledgeable and best suited to make decisions with regard to proxy votes. Therefore, we rely on those individuals to make the final decisions on how to cast proxy votes.

No set of proxy voting guidelines can anticipate all situations that may arise. In special cases, we may seek insight from our managers and analysts on how a particular proxy proposal will impact the financial prospects of a company, and vote accordingly.

In some instances, a proxy vote may present a conflict between the interests of a client, on the one hand, and our interests or the interests of a person affiliated with us, on the other. In such a case, we will abstain from making a voting decision and will forward all of the necessary proxy voting materials to the client to enable the client to cast the votes.

Notwithstanding the forgoing, the following policies will apply to investment company shares owned by a Fund. Under Section 12(d)(l) of the Investment Company Act of 1940, as amended, (the "1940 Act"), a fund may only invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the outstanding voting stock of any one investment company or invest more than l0% of its total assets in the securities of other investment companies. However, Section 12(d)(l)(F) of the l 940 Act provides that the provisions of paragraph 12(d)(l) shall not apply to securities purchased or otherwise acquired by a fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the fund and all affiliated persons of the fund; and (ii) the fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than l *Y,%* percent. Therefore, each Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions unless it is determined that the Fund is not relying on Section 12(d)(l)(F):

- when the Fund exercises voting rights, by proxy or otherwise, with respect to any investment company owned by the Fund, the Fund will either

    o seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or

    o vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

PROXY VOTING GUIDELINES
Election of the Board of Directors

We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. We also believe that turnover in board composition promotes independent board action, fresh approaches to governance, and generally has a positive impact on shareholder value. We will generally vote in favor of non-incumbent independent directors.

The election of a company's board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will generally support efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time, and will generally oppose efforts to adopt classified board structures.

Approval of Independent Auditors

We believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

Equity-based compensation plans

We believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value. Conversely, we are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.

We will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees. These may include:

I . Requiring senior executives to hold stock in a company.
2. Requiring stock acquired through option exercise to be held for a certain period of time.
These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan's impact on ownership interests.

Corporate Structure
We view the exercise of shareholders' rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.

Because classes of common stock with unequal voting rights limit the rights of certain shareholders, we generally believe that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company's by-laws by a simple majority vote.

We will generally support the ability of shareholders to cumulate their votes for the election of directors.

Shareholder Rights Plans

While we recognize that there are arguments both in favor of and against shareholder rights plans, also known as poison pills, such measures may tend to entrench current management, which we generally consider to have a negative impact on shareholder value. Therefore, while we will evaluate such plans on a case by case basis, we will generally oppose such plans.

CLIENT INFORMATION

A copy of these Proxy Voting Policies and Procedures is available to our clients, without charge, upon request, by calling 1-800-646-0148. We will send a copy of these Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

In addition, we will provide each client, without charge, upon request, information regarding the proxy votes cast by us with regard to the client's securities.

APPENDIX B – FINANCIAL STATEMENTS

VIVALDI OPPORTUNITIES FUND

(A Maryland Corporation)

Financial Statements

For the Period from March 29, 2017 (Date of Organization) to August 14, 2017

B-1

VIVALDI OPPORTUNITIES FUND

(A Maryland Corporation)

For the Period from March 29, 2017 (Date of Organization) to August 14, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm	3
Statement of Assets and Liabilities	4
Statement of Operations	5
Notes to Financial Statements	6

B-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders
Vivaldi Opportunities Fund

We have audited the accompanying statement of assets and liabilities of Vivaldi Opportunities Fund (the Fund) as of August 14, 2017, and the related statements of operations for the period from March 29, 2017 (date of organization) to August 14, 2017. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vivaldi Opportunities Fund as of August 14, 2017, and the results of its operations for the period from March 29, 2017 (date of organization) to August 14, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
September 6, 2017

B-3

VIVALDI OPPORTUNITIES FUND

(A Maryland Corporation)

Statement of Assets and Liabilities

As of August 14, 2017

Assets		
Cash	$	100,000
Receivable from Investment Manager (See Note 2)		5,006
Deferred offering costs (See Note 2)		34,158
Total Assets		139,164
Liabilities		
Payable to Investment Manager (See Note 2)		34,158
Payable for offering and organizational costs (See Note 2)		5,006
Total Liabilities		39,164
Net Assets	$	100,000
Components of Net assets:		
Paid-in capital	$	100,000
Net Assets	$	100,000
Net assets attributable to:		
Shares (66,666.667 authorized, 6,666.667 issued and outstanding)	$	100,000
Net asset value per share:	$	15.00

The accompanying notes are an integral part of these financial statements.

B-4

VIVALDI OPPORTUNITIES FUND

(A Maryland Corporation)

Statement of Operations

For the Period from March 29, 2017 (Date of Organization) to August 14, 2017

Income		
Investment income	$	-
Expenses		
Organizational costs		13,671
Less: Reimbursement from the Investment Manager		13,671
Net Expenses		-
Net Investment Income and Net Increase in Net Assets Resulting from Operations	$	-

The accompanying notes are an integral part of these financial statements.

B-5

VIVALDI OPPORTUNITIES FUND

(A Maryland Corporation)

Notes to Financial Statements

1. Organization

The Vivaldi Opportunities Fund (the "Fund") is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and organized as a Maryland corporation on March 29, 2017. Vivaldi Asset Management, LLC serves as the investment adviser (the "Investment Manager") of the Fund. The Fund's investment objective is to seek to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. The Fund uses a "multi-manager" approach whereby the Fund's assets are allocated to one or more sub-advisers, in percentages determined at the discretion of the Investment Manager

The Fund has been inactive since the date it was organized except for matters relating to the Fund's establishment, designation, registration of shares of the Fund (the "Shares"), and the sale of 6,666.667 Shares for a total of $100,000 to the Investment Manager on August 3, 2017. This initial sale of Shares to the Investment Manager represents the Investment Manager's seed investment.

2. Accounting Policies

Basis of Preparation and Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from these estimates.

Organizational and Offering Costs

Organizational costs include the costs of forming the Fund; drafting bylaws, administration, custody and transfer agency agreements; legal services in connection with the initial meeting of directors; and the Fund's seed audit costs. Offering costs include the costs of preparation, review and filing with the SEC the Fund's registration statement (including the Prospectus and the Statement of Additional Information); the costs of preparation, review and filing of any associated marketing or similar materials; the costs associated with the printing, mailing or other distribution of the Prospectus, SAI and/or marketing materials; and the amounts of associated filing fees and legal fees associated with the offering. As of the date of the accompanying financial statements, the aggregate amount of the organizational costs are $13,671 and the offering costs, which are capitalized and deferred, are $34,158.

The Investment Manager has agreed to advance the Fund's offering costs already incurred and any additional costs incurred prior to the commencement of operations of the Fund. Organizational costs are expensed as incurred and are waived by the Investment Manager pursuant to the Fund's investment management agreement. Offering costs are accounted for as a deferred charge until the Fund commences operations and will thereafter be amortized to expense over twelve months on a straight-line basis.

Fair Value Measurements

Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or any foreign stock exchange will be valued at the last sale price or the official closing price on the exchange or system where such securities are principally traded for the business day as of the relevant valuation date. If no sale or official closing price of particular securities are reported on a particular day, the securities will be valued at the closing bid price for securities held long, or the closing ask price for securities held short, or if a closing bid or ask price, as applicable, is not available, at either the exchange or system-defined closing price on the exchange or system in which such securities are principally traded. Over-the-counter securities not quoted on the Nasdaq Stock Market will be valued at the last sale price on the relevant valuation date or, if no sale occurs, at the last bid price, in the case of securities held long, or the last ask price, in the case of securities held short, at the time net asset value is determined. Equity securities for which no prices are obtained under the foregoing procedures, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the Investment Manager or a sub-adviser not to reflect the market value, will be valued at the bid price, in the case of securities held long, or the ask price, in the case of securities held short, supplied by one or more dealers making a market in those securities or one or more brokers, in accordance with the valuation procedures. Futures index options will be valued at the mid-point between the last bid price and the last ask price on the relevant valuation date at the time net asset value is determined. The mid-point of the last bid and the last ask is also known as the 'mark'.

Fixed-income securities with a remaining maturity of sixty (60) days or more for which accurate market quotations are readily available will normally be valued according to dealer-supplied bid quotations or bid quotations from a recognized pricing service. Fixed-income securities for which market quotations are not readily available or are believed by the Investment Manager or a sub-adviser not to reflect market value will be valued based upon broker-supplied quotations in accordance with the valuation procedures, provided that if such quotations are unavailable or are believed by the Investment Manager or a sub-adviser not to reflect market value, such fixed-income securities will be valued at fair value in accordance with the valuation procedures, which may include the utilization of valuation models that take into account spread and daily yield changes on government securities in the appropriate market (e.g., matrix pricing). High quality investment grade debt securities (e.g., treasuries, commercial paper, etc.) with a remaining maturity of sixty (60) days or less are valued by the Investment Manager or a sub-adviser at amortized cost, which the Board has determined to approximate fair value. All other instruments held by the Fund will be valued in accordance with the valuation procedures.

B-7

If no price is obtained for a security in accordance with the foregoing, because either an external price is not readily available or such external price is believed by the Investment Manager or a sub-adviser not to reflect the market value, the valuation committee will make a determination in good faith of the fair value of the security in accordance with the valuation procedures. In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold and the differences may be significant.

Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board.

Federal Income Taxes

The Fund has elected to be treated and qualify as a regulated investment company (a "RIC") for federal income tax purposes. As a RIC, the Fund will generally not be subject to federal corporate income tax, provided that when it is a RIC, it distributes out all of its income and gains each year.

Indemnifications

In the normal course of business, the Fund enters into contracts that provide general indemnifications. The Fund's maximum exposure under these agreements is dependent on future claims that may be made against the Fund, and therefore cannot be established; however, the risk of loss from such claims is considered remote.

3. Investment Management Agreement and Related Party Transactions

The Fund has entered into an investment management agreement (the "Investment Management Agreement") with the Investment Manager, and as such the Investment Manager is considered a related party to the Fund. Pursuant to the Investment Management Agreement, once the Fund commences operations, the Fund will pay the Investment Manager a management fee payable on a monthly basis at the annual rate of 1.40% of the Fund's average daily managed assets. The Fund is not expected to incur any investment management fees payable to the Investment Manager prior to the Fund commencing operations.

The Investment Manager will pay organizational costs in the amount of $13,671 incurred through the date of the accompanying financial statements, as discussed further in Note 2. This amount is payable to the Fund at the date of the accompanying financial statements, and is included in the account "Receivable from Investment Manager" on the Fund's Statement of Assets and Liabilities. There are no other expense waivers of limitation agreements in place between the Fund and the Investment Manager, or expected once the Fund commences operations.

In addition to the Investment Management Agreement, the Fund has entered into separate sub-advisory agreements with RiverNorth Capital Management, LLC ("RiverNorth") and Angel Oak Capital Advisors, LLC ("Angel Oak") (each, a "Sub-Advisory Agreement"). Each Sub-Adviser selected by the Investment Manager, subject to Shareholder approval, will be primarily responsible for its investment strategy and the day-to-day management of the Fund's assets allocated to it by the Investment Manager. Once the Fund commences operations, the Investment Manager will pay RiverNorth a monthly advisory fee with respect to the portion of the Fund's assets managed by RiverNorth equal to 1.00% of its portion of the Fund's average daily managed assets, and once the Fund commences operations, the Investment Manager will pay Angel Oak a monthly advisory fee with respect to the portion of the Fund's assets managed by Angel Oak equal to .80% of its portion of the Fund's average daily managed assets. Each sub-adviser's fee is paid by the Investment Manager out of the Investment Manager's management fee. Each Sub-Advisory Agreement may be terminated without the payment of any penalty by the Investment Manager, the Board, or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), upon sixty (60) days' written notice to the sub-adviser.

4. Other Agreements

Distributor Agreement

Foreside Fund Services, LLC (the "Distributor") is the distributor (also known as principal underwriter) of the Shares of the Fund and acts as the agent of the Fund in connection with the continuous offering of shares of the Fund.

Fund Administration Agreement

The Fund has retained the Administrator, UMB Fund Services, Inc. to provide administrative services, and to assist with operational needs. In consideration for these services, once the Fund commences operations, the Fund will pay the Administrator an annual fee of 0.06% of the Fund's net assets. In addition, the Fund pays the Administrator its pro-rata share, based on combined assets under management, of an annual relationship-level base fee of $75,000 paid by all registered investment companies advised by the Investment Manager and serviced by the Administrator. This fee structure generally covers fund administration, fund accounting, tax regulation and compliance, transfer agent and record keeping, and custody administration services provided by UMB Fund Services or its affiliates. The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Administrator is also reimbursed by the Fund for certain out-of-pocket expenses relating to services provided to the Fund.

5. Capital Share Transactions

Shares will generally be offered for purchase on each business day, except that Shares may be offered more or less frequently as determined by the Board in its sole discretion. The Board may also suspend or terminate offerings of Shares at any time.

6. Optional Liquidity Event

The Fund currently intends to list the Shares on a securities exchange upon meeting applicable listing eligibility requirements. If the Fund lists the Shares on a securities exchange, there can be no assurance that a secondary market will develop for the Shares. Because shares of listed closed-end funds frequently trade at a discount to net asset value, even if investors are able to sell their Shares, they may receive less than their purchase price and/or the then current net asset value per Share. This risk is separate and distinct from the risk that the Fund's net asset value will decline. If the Fund is unable to list the Shares on a securities exchange, it may in its sole discretion, but is not required to, seek to complete some other form of "Liquidity Event" intended to provide liquidity for the holders of the Shares (the "Shareholders"). A "Liquidity Event" could include (i) a merger or other transaction approved by the Board of Directors in which Shareholders receive cash or shares of a publicly traded company, (ii) the sale of all or substantially all of the Fund's assets followed by a distribution of proceeds to Shareholders in liquidation of the Fund, (iii) converting to an "interval" fund pursuant to Rule 23c-3 under the 1940 Act by adopting a fundamental policy to conduct quarterly repurchases in accordance with the requirements of such rule, or (iv) conducting a one time or recurring tender offer to repurchase up to 100% of the outstanding Shares, in the aggregate, at a price equal to the then current net asset value per Share, or a percentage of the then current net asset value per Share.

7. Subsequent Events

In preparing these financial statements, management has evaluated subsequent events through the date of issuance of the financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure or would be required to be recognized in the financial statements.

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